Form 20-F
period 2025-12-31
APEX Global Solutions Ltd
filed 2026-05-12
CIK 2069858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 333-293833

APEX Global Solutions Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

1 Tuas View Place, #03-14, Westlink One Singapore 637433
(Address of principal executive offices)

Goh Kwang Yong, Chairman of the Board of Directors and Chief Executive Officer Tel: +65-6909-0450 Email: eric_goh@jeneric.com.sg 1 Tuas View Place, #03-14, Westlink One Singapore 637433
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, no par value*	APEX	The Nasdaq Stock Market LLC

*The Registrant has applied to list its Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “APEX” and the application is pending.

Securities registered or to be pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,250,000 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

APEX Global Solutions Limited

Annual Report on Form 20-F

Year Ended December 31, 2025

i

INTRODUCTORY NOTES

Use of Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this annual report to “we,” “us,” “our” and “our company” are to APEX Global Solutions Limited and its consolidated subsidiaries, including Ascendo Global Limited, Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Marine Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd., and Jeneric Venture Pte. Ltd.

Foreign Currency Translations

Our reporting currency is the Singapore Dollar and our functional currency is the Singapore Dollar, or S$ or SGD. This annual report contains translations of S$ into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from S$ into U.S. dollars in this annual report were made at a rate of S$1.2859 per US$1.00, the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2025. On May 8, 2026, the exchange rate for S$ was S$1.2667 per US$1.00. We make no representation that the S$ or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or S$, as the case may be, at any particular rate or at all.

All references in this annual report to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “S$” or “SGD” are to the legal currency of Singapore.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	the growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products and services;

ii

●	our ability to maintain strong relationships with our customers and suppliers;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

We previously filed a registration statement on Form F-1 (Registration No. 333-289708) (the “Initial Registration Statement”) for an initial public offering of our Class A ordinary shares, no par value (the “Class A Ordinary Shares”). The Initial Registration Statement was declared effective on September 29, 2025. We withdrew the Initial Registration Statement on February 25, 2026 and filed a new registration statement on Form F-1 (Registration No. 333-293833) (the “Second Registration Statement”) on February 27, 2026. The Second Registration Statement has not yet been declared effective by the U.S. Securities and Exchange Commission. In connection with the initial public offering, we have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “APEX.” As of the date of this annual report, we have not completed the initial public offering and our Class A Ordinary Shares are not yet trading on the Nasdaq Capital Market. This annual report on Form 20-F shall not constitute an offer to sell or the solicitation of an offer to buy our Class A Ordinary Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this annual report, before purchasing our Class A Ordinary Shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Introductory Notes—Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We may fail to expand our service offerings, successfully enter new markets, or adapt to industry changes.

Our future success may be influenced by our ability to expand our range of corrosion prevention and maintenance services, enter new markets, and adapt to changing client needs in the marine, oil & gas, and industrial sectors. There are substantial risks and uncertainties associated with these efforts, particularly in markets where demand may not yet be fully developed. We may invest significant time and resources in developing new service capabilities, acquiring necessary certifications, or adapting our business model to new industry standards. However, initial projections for service adoption and profitability may not be achieved, and unforeseen operational challenges may arise.

External factors such as compliance with safety and environmental regulations, competition from alternative service providers, and shifts in industry technology may also impact the successful implementation of new service offerings. Additionally, some of our clients may be slow to adopt new corrosion prevention methods or may opt for competing solutions that do not align with our expertise. Any failure to successfully implement new services or meet evolving customer expectations could negatively affect our market positioning and financial performance.

Even if we successfully expand into new regions or introduce new services, there is no guarantee that these efforts will generate the expected returns. Unanticipated costs, market resistance, or operational inefficiencies could limit the profitability of expansion initiatives. To mitigate these risks, we must conduct thorough market research, establish strong local partnerships, and ensure that our expansion strategies align with regional industry demands and regulatory requirements.

Although our revenues have grown in recent periods, our net income has declined, and we may be unable to manage our growth effectively or sustain profitability, which may adversely affect our business, financial condition, and results of operations.

Our business has grown rapidly in terms of revenue, and this growth has placed, and may continue to place, significant demands on our management and our operational, compliance, and financial infrastructure. Our total revenues increased by S$264,956, or 3.05%, to S$8,961,092 (approximately $6,969,041) for the year ended December 31, 2025, compared to S$8,696,136 for the year ended December 31, 2024 and S$8,000,921 for the year ended December 31, 2023. However, our net income decreased by S$359,083, or 26.27%, to S$1,007,985 (approximately $783,910) for the year ended December 31, 2025, compared to S$1,367,068 for the year ended December 31, 2024, although net income for the year ended December 31, 2024 had increased from S$103,682 for the year ended December 31, 2023. The decline in net income in 2025 was primarily attributable to higher operating expenses, including bad debts written off, operating lease expense, staff costs, and workers’ lodging and expenses, together with a decrease in other income. This trend illustrates that increases in revenue may not translate into corresponding increases in profitability. Our historical revenue growth may not be indicative of our future growth or financial results, and there is no assurance that we will be able to maintain our historical revenue growth rates or to restore or improve our profitability in future periods. Our ability to manage our growth effectively will require us to continue to expand our operational, compliance, and financial infrastructure and to continue to retain, attract, train, motivate, and manage employees. Continued growth may strain our ability to develop and improve our operational, compliance, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel, maintain customer satisfaction, and maintain our corporate culture. If we do not effectively manage the growth of our business and operations, or if we are unable to control operating expenses as we grow, the quality of our services may suffer, our profitability may continue to decline, or we may be subject to regulatory scrutiny or enforcement, which may harm our brand and our ability to attract and retain customers. These factors may adversely affect our business, financial condition, and results of operations.

Our business depends on our key management and skilled technical staff, and our operations may be adversely affected if we are unable to recruit and retain them.

Our business operations rely on the expertise and leadership of our senior management team, as well as the technical skills of our engineers, technicians, and operational specialists. Our ability to successfully deliver high-quality corrosion prevention and industrial maintenance services depends on retaining experienced personnel who possess deep industry knowledge and hands-on expertise. While we offer competitive incentives and training programs to attract and retain skilled employees, we cannot guarantee that key personnel will remain with us in the long term. If we are unable to maintain a stable leadership team and workforce, our service quality, client relationships, and overall operational efficiency may be negatively impacted.

Additionally, the specialized nature of our industry makes it challenging to replace senior management and highly skilled workers quickly. The loss of key employees, particularly those with extensive experience in marine and industrial corrosion prevention, could disrupt ongoing projects and delay service execution.

Furthermore, there is a risk that key employees could join competitors or establish competing businesses, leveraging their knowledge of our operations, clients, and proprietary service techniques. While we have employment agreements and confidentiality measures in place, enforcing them can be challenging, particularly across multiple jurisdictions. If any legal disputes arise related to non-compete or confidentiality agreements, we may incur significant costs to protect our business interests.

Certain customers contributed a significant percentage of our total revenue during the fiscal years ended December 31, 2025, 2024, and 2023, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

For the fiscal year ended December 31, 2025, we had 3 customers, each of whom contributed more than 10% of the Company’s total revenues. These customers accounted for 36%, 30%, and 11% of the Company’s total revenues, respectively. For the fiscal year ended December 31, 2024, we had 3 customers, each of whom contributed more than 10% of the Company’s total revenues. These customers accounted for 29%, 20%, and 12% of the Company’s total revenues, respectively. For the fiscal year ended December 31, 2023, we had 2 customers, each of whom contributed more than 10% of the Company’s total revenues. These customers accounted for 30% and 20% of the Company’s total revenues, respectively

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain business cooperation with these customers at the same level or at all. The loss of business from one or more of these significant customers, especially our top customers, could materially and adversely affect our revenue and profit. Furthermore, if any customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable clients in a timely manner, or at all. Moreover, due to the concentration of revenue from a few customers, our bargaining power in pricing and contract negotiations may be limited. Our ability to forecast revenue and allocate resources efficiently may also be impaired, increasing the risk of overcapacity or underutilization.

We have not entered into long-term contracts with our customers, and our failure to retain existing clients or attract new clients could materially and adversely affect our business, financial condition, and results of operations.

As of December 31, 2025, we had 16 customers, including 8 shipyards, 4 vessel owners, and 4 customers to whom we provided manpower supply services. We have not entered into formal long-term contracts with our customers, and instead rely on recurring work orders and repeated engagements to maintain these relationships. There is no guarantee that we will be able to retain our existing clients or that they will continue to place orders with us in the future.

Additionally, our ability to retain existing clients in the corrosion prevention and industrial maintenance sector depends on multiple factors, some of which are beyond our control. Clients may choose to switch to competitors if we fail to offer cost-effective solutions, maintain high service quality, or adapt to changes in industry regulations and technological advancements. If our pricing is not competitive or if our service execution does not meet client expectations in terms of efficiency and quality, we risk losing business to alternative providers. Even when we deliver services in a timely manner and at competitive rates, we cannot guarantee client retention, as factors such as shifting business strategies, budgetary constraints, and external economic conditions could influence client decisions.

Further, attracting new clients and expanding our market presence requires continuous investment in marketing, business development, and service innovation. The effectiveness of these efforts may vary depending on market demand, industry trends, and regulatory shifts. Despite our initiatives to strengthen client relationships and broaden our reach, we may not be able to achieve the expected growth in our client base. If we fail to attract new customers or retain existing ones, our revenue streams and business prospects could be materially and adversely affected. To mitigate this risk, we must continuously enhance our service offerings, strengthen client engagement strategies, and monitor market trends to align our solutions with evolving industry needs.

Supply chain disruptions and material shortages may affect our ability to provide services efficiently.

We rely on a stable supply of raw materials such as industrial coatings, blasting media, and specialized equipment to perform our services. Disruptions in the global supply chain due to geopolitical tensions, trade restrictions, or shipping delays could lead to shortages or price volatility for critical materials. Rising transportation costs and fluctuating exchange rates may also impact our procurement strategies, increasing overall operational expenses.

If we are unable to secure essential materials in a timely and cost-effective manner, our ability to meet project deadlines and fulfill client contracts could be compromised. To reduce exposure to supply chain risks, we must establish strong relationships with multiple suppliers, explore local sourcing options where feasible, and implement contingency planning to ensure business continuity during periods of supply disruption.

Our reliance on a limited number of key suppliers for materials and equipment essential to our operations could expose us to supply chain disruptions, cost volatility, and operational delays.

We source a substantial portion of our essential materials and equipment from a concentrated group of suppliers. For the fiscal year ended December 31, 2025, 2 suppliers accounted for approximately 35% and 15% of our total purchases, respectively. For the fiscal year ended December 31, 2024, two suppliers accounted for approximately 54% and 15% of our total purchases, respectively. For the fiscal year ended December 31, 2023, two suppliers accounted for approximately 42% and 16% of our total purchases, respectively.

Our largest supplier, the one who accounted for 35%, 54%, and 42% of our total purchases in the fiscal years ended December 31, 2025, 2024, and 2023, is Jebs Enterprise Pte. Ltd., a related party controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman. We have entered into a master equipment lease agreement with Jebs Enterprise Pte. Ltd., a copy of which is filed as an exhibit to this annual report. See also “Risk Factors—Risks Related to Our Business and Industry—Our involvement in related party transactions may give rise to potential conflicts of interest, and such transactions may not always be conducted on terms most favorable to us” below.

These suppliers provide critical components, including high-pressure machines, personal protective equipment (PPE), chemical servicing supplies, consumables, and diesel for equipment.

The loss of any major supplier, or a significant reduction in the availability of materials from these suppliers, whether due to operational disruptions, financial instability, pricing disputes, or other unforeseen circumstances, could adversely impact our ability to deliver services. Moreover, any delays in procurement or unexpected cost increases could result in project delays, reduced service quality, and margin compression.

Although we believe that, in the event of any disruption or termination of our current supplier relationships, we would be able to identify and secure replacement suppliers at reasonable costs and without significant delay or operational disruption, there can be no assurance that suitable replacements would be available on favorable terms or within the required timeframe. Additionally, our reliance on a concentrated group of key suppliers increases our exposure to individual supplier risk, which could have a material adverse effect on our business, results of operations, and financial condition.

Labor market challenges and workforce availability could impact service delivery.

Our operations require skilled labor, including technicians trained in blasting, coating, and industrial maintenance. Singapore’s tight labor market, coupled with restrictions on foreign worker permits, may limit our ability to recruit and retain qualified employees. Rising labor costs, driven by government policies aimed at reducing reliance on foreign labor, could further increase operational expenses.

Moreover, safety regulations and industry certification requirements necessitate continuous investment in employee training and compliance programs. A shortage of skilled personnel could lead to delays in service execution, reduced productivity, and increased recruitment and retention costs. To address these challenges, we must develop workforce training initiatives, invest in automation where feasible, and enhance employee retention strategies to maintain a skilled and motivated workforce.

The Company has incurred indebtedness and may incur other debt in the future, which may adversely affect its financial condition and future financial results.

As of December 31, 2025, 2024, and 2023, we had total bank borrowings of approximately and S$2.9 million, S$4.1 million and S$4.3 million, respectively, consisting of term loans that bear annual interest rates ranging from 2.3% to 10.0% in 2025 and from 2.0% to 10.0% in both 2024 and 2023, and invoice financing payable on demand. These borrowings were obtained from financial institutions in Singapore. The majority of our outstanding debt is due within the next 12 months, which may place pressure on our short-term liquidity. Additionally, our borrowings are personally guaranteed by directors, which could further complicate our financial risk exposure.

Existing debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

●	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

●	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures; and

●	limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

Our involvement in related party transactions may give rise to potential conflicts of interest, and such transactions may not always be conducted on terms most favorable to us.

We have engaged, and expect to continue to engage, in transactions with related parties. For the fiscal years ended December 31, 2025, 2024, and 2023, we entered into various related party transactions with companies controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman. For example, in 2025, we incurred rental expenses of S$720,958 (approximately $560,689) for equipment leased from Jebs Enterprise Pte. Ltd., a company controlled by Mr. Goh Kwang Yong.

In addition, historically, we have provided advances to related parties to support operational needs, working capital requirements, and timely payments for goods and services in the ordinary course of business. These advances were unsecured, interest-free, and repayable on demand, without formal agreements or fixed repayment schedules. During 2024, we made advances to related parties, net of repayments, amounting to S$779,558. No advances were made to related parties in 2025. While such arrangements facilitated operational flexibility and resource sharing, they also exposed us to certain risks, including the potential for delayed repayment, disputes regarding the timing or amount of repayment, and challenges in enforcing repayment obligations due to the informal nature of these transactions. Following the full settlement of outstanding amounts due from Jeneric Holdings in April 2025, we have not provided any additional advances to related parties and do not expect to do so going forward. However, there can be no assurance that we will not be required to provide such advances in the future due to unforeseen business needs. If we are required to provide advances to related parties in the future, we may again be exposed to the risks associated with such transactions, including potential negative impacts on our liquidity, financial position, and results of operations.

For more information of related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transaction.”

There can be no assurance that future related party transactions will be entered into on terms as favorable to us as those that may be available from unrelated third parties. Transactions with related parties may involve conflicts of interest and may not be subject to the same level of scrutiny as transactions with independent parties. Such arrangements may also raise concerns among investors, creditors, or regulators regarding corporate governance and fairness.

If we are unable to adequately manage related party transactions or if such transactions are perceived as unfair or not transparent, our reputation could be adversely affected. In addition, any dispute or change in relationship with a related party could disrupt our operations or result in unfavorable terms, impacting our financial condition and results of operations. We continue to monitor and disclose related party transactions in accordance with applicable accounting and regulatory requirements, but we cannot eliminate all risk of actual or perceived conflicts of interest.

We rely on unregistered intellectual property and contractual protections to safeguard our proprietary information, and if these protections are inadequate, our competitive position could be harmed.

As of the date of this annual report, we do not own any patents, registered trademarks, or registered copyrights. Instead, we rely primarily on trade secrets, proprietary know-how, customer relationships, and brand reputation to differentiate our services and maintain our competitive position. To protect our proprietary information, we use internal confidentiality procedures and enter into non-disclosure agreements with employees. However, there is no assurance that these measures will be sufficient to prevent the unauthorized disclosure, misappropriation, or use of our proprietary information by third parties.

Additionally, our ability to enforce these contractual protections may be limited by jurisdictional differences or legal constraints in certain markets where we operate. Furthermore, competitors may independently develop technologies, service methodologies, or processes that are similar or superior to ours without infringing on our proprietary rights. If we are unable to adequately protect our proprietary information or if our competitors develop similar capabilities, our business, financial condition, and results of operations could be materially and adversely affected.

APEX Global relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements APEX Global may have, and any limitation on the ability of its subsidiaries to make payments to APEX Global could have a material adverse effect on our ability to conduct our business.

APEX Global is a holding company, and it relies on dividends and other distributions on equity paid by its subsidiaries for APEX Global’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. While we do not expect to pay cash dividends in the foreseeable future, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to APEX Global.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under British Virgin Islands law, namely that our company may only pay dividends if our directors are satisfied, on reasonable grounds, that our company will, immediately after the distribution, satisfy the solvency test, meaning that the value of our company’s assets exceeds its liabilities and that our company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

The demand for our corrosion prevention services fluctuates with market cycles and global economic conditions, which could negatively impact our business.

Our primary services include hydro blasting, grit blasting, and coating/painting, catering to the marine and oil & gas industries. Demand for these services depends on industry trends, technological adoption rates, and global economic conditions. A slowdown in shipbuilding, decreased offshore drilling activity, or delays in infrastructure projects due to economic downturns can directly impact our business. Additionally, global supply chain disruptions or financial constraints on our clients could lead to deferred maintenance and corrosion prevention spending, affecting our revenue streams.

Furthermore, fluctuations in raw material costs, such as steel, abrasives, and industrial coatings, can significantly impact our operational costs and profitability. Economic downturns or geopolitical tensions affecting global trade can lead to price volatility and supply chain disruptions. These factors can make it challenging to maintain stable pricing for our services, potentially leading to reduced margins or an inability to pass on increased costs to customers. To mitigate these risks, we must continuously evaluate supplier agreements, diversify sourcing strategies, and optimize operational efficiencies to maintain financial stability during uncertain economic periods.

The transition to sustainable and environmentally friendly solutions may require investment and adaptation.

The industry is experiencing increasing pressure to adopt sustainable and environmentally friendly solutions. Customers and regulators are showing a growing preference for non-toxic, biodegradable coatings and surface treatments. While this presents an opportunity for differentiation, transitioning to sustainable solutions may involve additional research and development expenditures. Without adequate attention to innovation, we could fall behind competitors that develop more cost-effective and environmentally compliant alternatives.

Beyond financial considerations, the adoption of sustainable solutions may necessitate adjustments to existing supply chains, manufacturing processes, and workforce training. Companies that do not adapt in a timely manner could experience supply chain challenges, fluctuations in costs for eco-friendly materials, and the need to upskill employees to work with new technologies. If we do not align with evolving market demands, we may lose customers to competitors offering more sustainable alternatives. Maintaining a balanced approach to sustainability while ensuring operational efficiency and cost-effectiveness will be important for long-term growth and compliance with industry standards.

The global transition to renewable energy and changing energy policies may affect our business and revenue streams.

The global shift towards renewable energy and carbon neutrality goals could impact our oil & gas sector customers, potentially influencing their investments in offshore infrastructure and maintenance. As governments and corporations increasingly commit to reducing greenhouse gas emissions, there is a growing emphasis on renewable energy sources and a gradual move away from fossil fuel projects. This transition presents challenges, and while the extent of its effect on our services remains uncertain, it is essential to monitor these developments closely.

Additionally, global initiatives such as net-zero commitments, carbon pricing, and emissions regulations may introduce changes in operating costs for oil & gas companies. For instance, the implementation of carbon pricing mechanisms could increase operational expenses for fossil fuel producers, potentially leading to adjustments in maintenance and corrosion prevention budgets. The degree of impact may vary across regions and industry segments, influenced by local regulatory environments and the pace of policy adoption.

The concept of “stranded assets” also poses a potential risk to our business. As the world transitions towards renewable energy, certain fossil fuel reserves may become uneconomical to exploit, leading to asset write-downs for oil and gas companies. This could result in reduced capital expenditure in traditional energy infrastructure, subsequently affecting the demand for our services.

However, this transition also presents opportunities for diversification. The growing renewable energy sector requires infrastructure development and maintenance, areas where our expertise in corrosion prevention and maintenance could be valuable. Exploring opportunities in adjacent industries, such as wind energy or sustainable infrastructure maintenance, may allow us to adapt to evolving market demands and mitigate potential risks associated with the decline in fossil fuel investments.

Global supply chain disruptions may increase our costs, delay service delivery, and adversely affect our operations.

We rely on a range of raw materials, spares, and consumables, including industrial coatings, blasting media, and specialized equipment, for the delivery of our corrosion prevention and maintenance services. Some of these inputs are sourced from international suppliers. As a result, we are exposed to the risks of global supply chain disruptions, which have been intensified by post-pandemic recovery imbalances, geopolitical tensions, transportation bottlenecks, and labor shortages across logistics networks.

In recent periods, rising freight costs, port congestion, and restricted availability of materials have led to increased lead times and price volatility. These challenges have impacted our procurement costs for spares and consumables and may continue to do so in the foreseeable future. If we are unable to secure key supplies in a timely and cost-effective manner, we may experience project delays, reduced operational efficiency, and erosion of profit margins. While we are taking measures to diversify our supplier base and improve inventory management, global supply chain challenges remain largely beyond our control.

Armed conflicts in the Middle East, including the ongoing U.S.-Iran-Israel conflict, have disrupted global energy markets and shipping lanes, which could materially and adversely affect our operations, costs, and customer demand.

Our business is closely tied to the marine and offshore oil and gas industries, and our operations in Singapore depend on the continued vitality of global maritime trade and energy markets. Since late February 2026, U.S. and Israeli military operations against Iran, and Iran’s subsequent retaliatory actions in the Persian Gulf, have severely disrupted shipping through the Strait of Hormuz, a waterway that carries approximately one-fifth of the world’s oil and a significant share of global liquefied natural gas flows. Iran has attacked vessels transiting the Strait, and commercial traffic through the waterway has ground to a near halt.

These developments have had, and may continue to have, a material impact on our business. The conflict has caused a sharp increase in global energy prices. Diesel for equipment is a significant component of our cost of revenue, and marine coatings used in our services are derived from crude oil–based inputs. Any sustained increase in energy and raw material prices may materially increase our operating costs and compress our profit margins.

The disruption has also affected the broader Singapore maritime ecosystem. Some ship operators have deferred new voyages, bunker suppliers have rationed inventory and extended lead times, and MAS has warned that a prolonged disruption poses risks of higher inflation and weaker economic growth. Singapore’s GDP contracted by a seasonally adjusted 0.3% on a quarterly basis in the first quarter of 2026. A reduction in vessel throughput at Singapore’s shipyards, or a broader economic slowdown, could reduce demand for our corrosion prevention and maintenance services and negatively affect our financial performance.

The duration and outcome of the conflict remain highly uncertain. If hostilities escalate further or the Strait of Hormuz remains functionally closed for a prolonged period, the adverse effects on our business, results of operations, and financial condition could be material.

Sustained increases in energy prices and inflationary pressures could increase our operating costs and reduce our profitability.

Our operations are sensitive to fluctuations in energy prices and general inflationary conditions. Diesel for equipment and crude oil–derived marine coatings are significant components of our cost of revenue. The ongoing conflict in the Middle East has caused Brent crude oil prices to surge above US$100 per barrel and has driven Singapore’s VLSFO bunker fuel prices to historic highs. Rising fuel and commodity prices have generated broader inflationary pressures in Singapore, leading MAS to tighten its monetary policy stance in April 2026 for the first time since 2022 and raise its 2026 inflation forecasts.

We may not be able to pass on increased costs to our customers in a timely manner, or at all, particularly given that we do not operate under long-term contracts. If inflationary pressures persist, our profit margins could be materially compressed. Additionally, if our clients face their own cost pressures from higher energy prices, they may reduce or defer spending on maintenance and corrosion prevention services, further adversely affecting our revenue and financial performance.

Escalating global trade tensions, including U.S.-initiated trade actions, could exacerbate supply chain risks and impact our cost structure.

Recent years have seen increasing global trade tensions, particularly due to tariffs and other trade barriers implemented by the United States and its trading partners. Since President Trump’s return to office in January 2025, the U.S. has implemented sweeping tariff measures on imports from various countries, including China, Canada and Mexico, and the affected countries have imposed or indicated their intention to impose counter measures.

On February 20, 2026, the U.S. Supreme Court struck down the “reciprocal” tariffs imposed under the IEEPA. In response, President Trump imposed a 10% tariff on nearly all countries under Section 122 of the Trade Act of 1974, effective February 24, 2026, scheduled to expire after 150 days. In addition, on March 11, 2026, USTR initiated new Section 301 investigations targeting 16 trading partners, including Singapore, for alleged structural excess manufacturing capacity, and on March 12, 2026, launched a second probe into 60 economies, including Singapore, regarding forced labor practices. These investigations could result in additional tariffs of 25% to 100% or more on imports from Singapore into the United States.

Although we primarily operate in Singapore and do not directly export goods to the United States, tariffs on Singapore’s broader export sectors could indirectly affect our business by reducing the competitiveness of Singapore’s shipyards in the global market. The combination of higher energy costs from the Middle East conflict and potential new U.S. tariffs could weigh on overall economic growth and demand for our services. There continues to be significant uncertainty about the future direction of U.S. trade policies, and any further escalation of trade conflicts could have a material adverse effect on our business, results of operations, and financial condition.

Evolving environmental regulations and compliance costs could impact profitability and business operations.

The regulatory environment for environmental protection is becoming increasingly stringent, with governments worldwide introducing new policies aimed at reducing industrial emissions and ensuring sustainable business practices. For companies in the corrosion prevention sector, compliance with these evolving regulations may require continuous investments in environmentally friendly technologies, alternative materials, and enhanced operational procedures. Failure to comply with such regulations may result in significant fines, operational shutdowns, or loss of certifications necessary for bidding on projects.

Additionally, as international environmental policies align with global climate goals, businesses are expected to meet higher sustainability benchmarks. This could mean increased compliance costs related to emission reduction, waste disposal, and the adoption of non-toxic materials. These additional costs could impact profitability, especially if competitors successfully innovate cost-effective solutions faster than we do. To mitigate these risks, we must proactively monitor regulatory changes to stay ahead of compliance requirements.

Our blasting, maintenance, and coating processes expose workers to health and safety risks, which could lead to operational disruptions, regulatory penalties, and liability concerns for our company.

The blasting, maintenance, and coating processes involved in corrosion prevention may expose workers to hazardous conditions, including inhalation of toxic dust, exposure to volatile organic compounds (VOCs), and risks from high-pressure equipment. Sandblasting, for example, generates fine particulate matter that can cause respiratory diseases such as silicosis if proper protective measures are not in place. Additionally, prolonged exposure to paint fumes and coatings with hazardous chemicals can lead to long-term health effects, including neurological disorders and skin conditions. Ensuring worker safety requires stringent compliance with occupational health regulations, the use of personal protective equipment (PPE), and proper ventilation systems, all of which increase operational costs.

Failure to implement robust labor protection measures can lead to workplace accidents, regulatory penalties, and potential legal liabilities. Regulatory bodies impose strict safety standards, and non-compliance can result in hefty fines, suspension of operations, or even criminal liability for the company. Furthermore, worker injuries and health hazards can lead to reputational damage and labor disputes, affecting productivity and employee retention. Our ability to maintain compliance with labor protection laws and invest in worker safety initiatives is crucial in minimizing these risks and ensuring sustainable operations.

Increasingly stringent environmental and safety regulations may result in higher compliance costs and operational constraints.

We are subject to stringent environmental and safety regulations in the jurisdictions where we operate. Compliance with these regulations may require substantial expenditures for environmental monitoring, equipment upgrades, and operational modifications. Failure to comply could result in fines, penalties, or restrictions on our operations.

Environmental concerns have led to increasingly strict emissions standards and waste disposal regulations, particularly in Singapore, where environmental sustainability is a key national priority. The National Environment Agency (NEA) of Singapore imposes stringent regulations regarding waste management, emissions control, and hazardous material handling, requiring companies to adopt best practices in sustainability and pollution prevention. Compliance with these requirements may necessitate operational adjustments, additional investments in waste treatment technologies, and ongoing employee training to ensure adherence to local environmental standards.

In addition to national regulations, international environmental policies such as the International Maritime Organization’s (IMO) MARPOL Annex VI set emissions limits for marine industry operations, affecting our work in ship maintenance and corrosion prevention. Compliance with these standards may require investment in environmentally friendly coatings, changes in operational procedures, and obtaining new certifications. Non-compliance could lead to fines, project suspensions, or reputational risks that impact our ability to secure future contracts. As Singapore continues to enhance its sustainability framework, adapting to evolving regulatory expectations will be critical for maintaining operational efficiency and market competitiveness.

Frequent changes in government policies, regulatory frameworks, and legal requirements may disrupt our business operations.

Changes in environmental laws, health and safety standards, labor laws, or other regulations could increase our compliance costs and affect our ability to operate efficiently. Government policies fluctuate frequently, requiring businesses to adapt quickly to new regulations or risk fines, operational shutdowns, or legal liabilities. Policy uncertainty, such as shifts in industrial taxation rates, licensing requirements, and labor laws, can create unpredictability in long-term strategic planning. If we fail to comply with new or existing regulations, we could face legal liability or operational disruptions, potentially affecting our profitability and reputation.

Additionally, differing regulatory frameworks in the countries where we operate create challenges in maintaining compliance across multiple jurisdictions. Government policies may change without prior notice, affecting taxation policies, import/export restrictions, and labor protections. For instance, new tariffs on raw materials used in corrosion prevention services, such as industrial coatings and blasting media, could increase costs and reduce profit margins. Likewise, regulatory actions such as increased environmental levies or restrictions on certain chemicals could force us to seek alternative materials or reformulate service offerings, leading to unexpected expenses and potential delays in service delivery.

Recent developments in trade policies, such as tariffs and geopolitical conflicts, have further emphasized the importance of flexibility in regulatory compliance. Governments worldwide are increasingly scrutinizing industrial operations for environmental and safety compliance, resulting in a growing list of regulations that must be monitored and adhered to. To mitigate these risks, we must develop robust compliance monitoring strategies and maintain adaptable operational frameworks to ensure business continuity.

Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Although we have implemented physical and electronic security measures designed to protect against the loss, misuse and alteration of our computer system and proprietary business information, no security measures are perfect and impenetrable. We and outside parties we interact with may be unable to anticipate or prevent unauthorized access. Additionally, cybersecurity incidents affecting third-parties that store or process our confidential information could result in unauthorized disclosure or misuse of such information, potentially harming our reputation, business operations, and financial condition. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We were recently informed, in July of 2025, by our underwriter in the initial public offering that it had suffered a cybersecurity incident and specifically a ransomware incident, which has resulted in unauthorized access to some of the underwriter’s systems and data, and the exfiltration of certain data from the underwriter’s systems as well. Based on information currently available to the underwriter regarding the incident, the underwriter believes that confidential information regarding the Company that we had provided to the underwriter in connection with its due diligence for our planned initial public offering was included in the data that was exfiltrated. The underwriter is still investigating the extent of this incident, and has also informed us that it does not have any evidence that this data has been publicly posted or otherwise misused by the threat actors at this time. The incident has not impacted our business operations and we do not expect the incident to impact our business operations in the future, as it did not involve unauthorized access to our systems or third party systems that we use in our business operations. While we believe that any material data regarding the Company that was exfiltrated is reflected in this annual report and the Second Registration Statement and therefore is or will be publicly available, we could be subject to liability risks to the extent the data consists of sensitive information about our officers, directors, personnel, contractors, customers, suppliers or vendors.

We and third parties that we rely on may experience cybersecurity incidents due to human error, malfeasance, system errors or vulnerabilities, or other issues. Actual or perceived cybersecurity incidents relating to our data or confidential information could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

Prior to filing our Initial Registration Statement, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Upon completion of our planned initial public offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of Nasdaq. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantially increased costs as a result of being a public company.

Upon consummation of our planned initial public offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Singapore

Changes in Singapore’s regulatory environment may affect our ability to operate efficiently and remain compliant.

Singapore is known for its well-regulated business environment, but evolving laws and regulations, including those concerning environmental protection, labor policies, taxation, and industry-specific compliance, may increase operational costs or impose additional legal obligations. Regulatory agencies such as the National Environment Agency (NEA), the Maritime and Port Authority of Singapore (MPA), and the Ministry of Manpower (MOM) frequently update policies to align with global standards and best practices. Changes in safety and environmental regulations may require us to modify our corrosion prevention services, invest in new technologies, or alter our operational practices, potentially increasing our compliance burden. Additionally, any failure to comply with evolving regulations could result in fines, legal liabilities, or reputational harm, adversely affecting our business.

Beyond compliance costs, regulatory changes may also introduce new licensing requirements, restrictions on certain chemicals used in corrosion prevention, or additional reporting obligations. For example, increased restrictions on volatile organic compounds (VOCs) in industrial coatings could require us to reformulate or source alternative products, impacting cost structures and service offerings. Adapting to these regulations requires ongoing investment in compliance management systems, legal advisory services, and employee training to ensure that our operations remain in full compliance with Singapore’s evolving regulatory landscape.

Singapore’s economic policies and trade relations could impact our business operations and profitability.

Singapore’s economy is highly dependent on global trade, and any shifts in trade agreements, tariffs, or import/export policies could affect our access to raw materials, shipping logistics, and customer demand. As a global shipping hub, Singapore plays a key role in the maritime and oil & gas industries, but economic slowdowns or shifts in trade policies by major economies such as China, the United States, or the European Union could lead to reduced demand for maintenance and corrosion prevention services. Additionally, changes in government incentives, tax policies, or financial regulations may also affect our long-term growth strategy.

Moreover, disruptions in key trading routes or geopolitical instability could influence operational costs and affect the availability of raw materials crucial to our services. If new trade agreements impose restrictions on imports of essential industrial materials, we may need to seek alternative suppliers, potentially increasing procurement costs. Economic downturns can also reduce capital investments from our clients in the marine and industrial sectors, lowering the demand for corrosion prevention and maintenance services, which could negatively affect our financial performance.

Singapore’s labor market regulations and talent shortages may increase operational costs and impact workforce availability.

Singapore enforces strict labor laws, including policies governing work visas, foreign labor quotas, and employee benefits. As our business relies on skilled labor for industrial maintenance and corrosion prevention services, any changes in work pass regulations, wage policies, or labor protection laws could impact our ability to recruit and retain talent. The government’s push for higher local employment rates under policies such as the Fair Consideration Framework may require us to prioritize hiring local employees, which could lead to talent shortages in specialized technical roles. Additionally, rising wages and increased labor protections could escalate operational costs, reducing profitability.

Furthermore, talent shortages in technical trades, including corrosion prevention and industrial maintenance, could pose recruitment challenges, particularly as the government encourages businesses to reduce reliance on foreign workers. Companies that fail to attract and retain skilled employees may experience project delays, reduced service quality, and higher employee turnover rates. Addressing these challenges requires long-term workforce development strategies, including training programs, competitive compensation structures, and partnerships with local educational institutions to cultivate industry-specific expertise.

Geopolitical instability and trade tensions in Southeast Asia could impact our operations and financial stability.

Singapore’s strategic location in Southeast Asia makes it susceptible to geopolitical risks, including tensions in the South China Sea, trade conflicts, and diplomatic relations among major economies. As we provide essential maintenance and corrosion prevention services for vessels and offshore structures, any disruptions in the region’s regulatory and geopolitical climate can directly impact our operations. Government changes, trade restrictions, and taxation policy shifts can increase operational costs, delay contracts, and introduce new compliance requirements. Additionally, political instability in key trade hubs could result in longer approval times for permits and increased administrative burdens.

Territorial disputes in the South China Sea, ongoing trade tensions between the United States and China, and shifting regional alliances add further complexity. These disputes can lead to heightened security risks, increased military presence, and regulatory uncertainties, all of which may reduce maritime activities in the region. A decline in shipping traffic, offshore exploration, and trade routes due to geopolitical tensions could directly impact the demand for our maintenance and corrosion prevention services. Reduced vessel movement and delays in offshore infrastructure projects may limit our business opportunities, affecting revenue growth and profitability. To mitigate these risks, we must remain adaptable to changing geopolitical conditions, diversify our service offerings, and explore alternative markets where demand remains stable.

Rising operational costs in Singapore may impact profitability and competitiveness.

Singapore is known for its high cost of living and business operations, which can pose financial challenges for companies operating in the country. Rising rental costs, utility expenses, and regulatory compliance costs can contribute to higher overhead expenditures. Additionally, costs associated with adopting new technologies, meeting sustainability requirements, and ensuring workplace safety may further strain profitability. If we are unable to manage these expenses effectively or pass on increased costs to customers, our financial performance and market competitiveness could be negatively impacted.

Moreover, wage increases and higher employee benefit requirements can place additional financial burdens on businesses. Government mandates for salary adjustments, skill development programs, and workplace safety investments may require us to reallocate resources, potentially impacting profit margins. To mitigate the risks associated with rising operational costs, we must implement cost-effective solutions, optimize our service processes, and explore automation where feasible to maintain efficiency without compromising service quality.

Dependence on government infrastructure and industrial policies may influence our business growth.

The Singaporean government plays a significant role in shaping the industrial landscape through infrastructure investments, sector-specific incentives, and policy initiatives. Our business growth may be influenced by the government’s long-term strategic plans for the marine, oil & gas, and construction industries. Changes in infrastructure development projects, funding for industrial expansion, or shifts in investment priorities could impact demand for our services. While government-backed initiatives provide opportunities, they also pose risks if policy directions change or budget allocations are reduced.

In addition, fluctuations in public sector funding or modifications to government support programs may influence capital expenditures across industries reliant on corrosion prevention and maintenance services. Shifts in infrastructure spending priorities could affect contract availability and long-term revenue projections. Therefore, staying informed about policy changes and adapting business strategies accordingly will be essential for continued success in Singapore’s evolving industrial landscape.

Foreign exchange risks could impact our financial performance.

The majority of our transactions are currently denominated in Singapore Dollars, with a portion conducted in foreign currencies. As our business expands, we expect the volume of foreign currency–denominated transactions to increase. Any unfavorable shifts in exchange rates could reduce the purchasing power of our foreign revenue and limit our ability to allocate funds efficiently for business growth. Since Singapore operates under a managed float exchange rate system regulated by the Monetary Authority of Singapore (MAS), external factors such as global economic conditions, interest rate policies, and trade relations can still influence exchange rate movements. We cannot assure you that future adjustments in monetary policy will not impact our financial performance.

Our financial statements are presented in Singapore Dollars. As of December 31, 2024 and 2023, our assets, liabilities, and income statements are all denominated in Singapore Dollars, with no foreign currency transactions or gains/losses from foreign exchange during these periods. As of December 31, 2025, the majority of our transactions are denominated in Singapore Dollars, with a portion conducted in foreign currencies. During the fiscal year ended December 31, 2025, the foreign exchange gains amounted to S$10,038 (approximately $7,806). The U.S. Dollar balances included in the financial statements are translated from Singapore Dollars solely for the convenience of readers.

Nonetheless, in the future, changes in the exchange rates between the Singapore Dollar and the U.S. Dollar or other foreign currencies could materially impact our reported financial results. The value of the Singapore Dollar against the U.S. Dollar and other currencies is subject to macroeconomic trends and regulatory policies beyond our control. Additionally, proceeds from offerings or external funding may need to be converted into Singapore Dollars to support our business operations. Changes in the conversion rate between the U.S. Dollar and the Singapore Dollar will affect the funds available for our business activities and expansion.

Risks Related to Ownership of Our Class A Ordinary Shares

Recent changes to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings may make it more difficult for us to qualify for or maintain a listing on Nasdaq, which could adversely affect the liquidity and market price of our Class A Ordinary Shares.

On December 18, 2025, the SEC approved amendments to Nasdaq’s listing rules that increase the minimum market value of unrestricted publicly held shares required for new listings under the net income standard. Under the amended rules, companies seeking to list on either the Nasdaq Global Market or the Nasdaq Capital Market must have a minimum public float of $15 million, consisting of unrestricted publicly held shares that are not held by officers, directors or 10% shareholders and are not subject to resale restrictions. This represents a significant increase from the prior thresholds applicable to these markets. These amendments became operative on January 17, 2026.

In addition, effective December 19, 2025, Nasdaq Rule IM-5101-3 expands Nasdaq’s discretion to deny initial listings, even where an applicant otherwise meets all applicable quantitative listing requirements. Under new Rule IM-5101-3 (Application of Discretion to Deny Initial Listing), Nasdaq may deny an initial listing if it determines that the company’s securities may be particularly susceptible to manipulation or present risks to investors or the orderly functioning of the market. In making this determination, Nasdaq may consider, among other factors, the company’s business profile, geographic nexus, ownership structure, and concerns regarding the company’s professional advisors such as auditors, underwriters, law firms, brokers, clearing firms or other service providers, or the advisor’s involvement in prior offerings where the securities exhibited concerning or volatile trading patterns. This rule is effective immediately and applies to companies currently in the listing application process.

Although we received conditional approval of listing from Nasdaq on October 21, 2025 before the foregoing rule amendments became effective, we now must satisfy the increased minimum public float requirement and successfully complete Nasdaq’s initial listing review, including the application of Nasdaq’s discretionary authority under Rule IM-5101-3. There can be no assurance that Nasdaq will finally approve our listing, based on the size, structure or pricing of our initial public offering, prevailing market conditions, investor demand for our Class A Ordinary Shares, or Nasdaq’s assessment of factors relating to potential market manipulation risk. If our application is denied or delayed, we may be required to pursue an alternative listing venue or delay or restructure our initial public offering, which may be less favorable and could involve additional costs, delays or regulatory uncertainty.

A failure to qualify for or maintain a Nasdaq listing could materially reduce the liquidity of our Class A Ordinary Shares, impair investors’ ability to buy or sell our Class A Ordinary Shares at desired prices or at all, increase volatility in the trading price of our Class A Ordinary Shares and adversely affect our visibility and credibility with investors, analysts and other market participants. Any of these outcomes could have a material adverse effect on the market price of our Class A Ordinary Shares and on our ability to raise additional capital in the future.

The trading price of our Class A Ordinary Shares may be susceptible to third party market manipulation, including manipulative trading schemes targeting recently listed small-capitalization issuers, which could cause extreme volatility, trading halts and losses to investors.

Recently listed small-capitalization companies, particularly those with a small public float, a concentrated insider ownership structure and a non-U.S. operational nexus, have in recent periods experienced significant trading volatility and price movements that regulators, exchanges and market commentators have associated with potential market manipulation, including coordinated promotional schemes conducted through social media, messaging platforms and impersonation of licensed financial professionals. Following our initial public offering, our Class A Ordinary Shares are expected to have a relatively small public float and concentrated voting power held by our controlling shareholder, both of which may make our Class A Ordinary Shares more susceptible to such manipulative trading activity. In addition, certain recently listed small-capitalization companies have been the subject of public reports, exchange-imposed trading halts, sharp post-listing price swings and, in certain instances, pending federal securities class actions alleging that the issuer’s securities were the subject of market manipulation and “pump-and-dump” promotional schemes.

We may not be able to detect, prevent or mitigate any third party manipulative trading or coordinated promotional activity targeting our Class A Ordinary Shares if it occurs in the future. Such manipulative trading activity could cause the market price of our Class A Ordinary Shares to fluctuate sharply and without regard to our actual operating performance or financial condition, could result in trading suspensions or halts by Nasdaq, could trigger regulatory inquiries or investigations by the SEC, FINRA, Nasdaq or other regulators, and could result in shareholder litigation against us, our directors, our officers, our underwriters or other professional advisors, any of which could divert management attention and resources, result in significant legal expenses and reputational harm, and adversely affect the liquidity, trading price and continued listing of our Class A Ordinary Shares. Investors who purchase our Class A Ordinary Shares could lose all or a substantial portion of their investment as a result of such trading activity, even if there is no material change in our underlying business or prospects.

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are entitled to one (1) vote per share and Class B Ordinary Shares are entitled to twenty (20) votes per share on proposals requiring or requesting shareholder approval. As of the date of this annual report, Jeneric Holdings, a Singapore company controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman, holds all of the 3,750,000 Class B Ordinary Shares issued and outstanding and 10,000,000 Class A Ordinary Shares. As a result, Mr. Goh Kwang Yong controls approximately 88.3% of the voting power of the outstanding Ordinary Shares of the Company before our initial public offering.

Following our initial public offering, assuming the issuance of 2,500,000 Class A Ordinary Shares in our initial public offering (or 2,875,000 Class A Ordinary Shares if the underwriters exercise the over-allotment option in full), Mr. Goh Kwang Yong will retain controlling voting power in the Company based on having approximately 86.1% (or approximately 85.8% if the underwriters exercise the over-allotment option in full) of all voting rights. As such, Mr. Goh Kwang Yong will continue to have the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

There has been no public market for the Class A Ordinary Shares prior to our initial public offering and an active trading market for the Class A Ordinary Shares may not develop following the completion of our initial public offering.

Prior to our initial public offering, there has been no public market for the Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on Nasdaq under the symbol “APEX.” The closing of our initial public offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be finally approved for listing on Nasdaq. In addition, even if our Class A Ordinary Shares are finally approved for listing, a liquid public market for the Class A Ordinary Shares may not develop or, if developed, may not be sustained, following the completion of our initial public offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable.

The market price of the Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of the Class A Ordinary Shares will be determined through negotiations between the underwriters, on the one side, and us and the Selling Shareholders, on the other side, based upon many factors and may not be indicative of prices that will prevail following the closing of our initial public offering. After our initial public offering, the market price for the Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Class A Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

The U.S. stock market experienced instances of extreme stock price surges followed by sharp declines among small-cap issuers in 2022. This share price volatility appeared largely unrelated to the underlying business performance of the issuers following their initial public offerings, particularly among companies with relatively small public floats. After the consummation of our initial public offering, we will have a relatively small public float due to the relatively small size of our initial public offering and the concentration of ownership of the Ordinary Shares in our principal shareholders. As a relatively small-capitalized company with a small public float after our initial public offering, the share price of the Class A Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of the Class A Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class A Ordinary Shares, regardless of our actual or expected operating performance. Should the Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of the Class A Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of the Class A Ordinary Shares are low, holders of the Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class A Ordinary Shares.

We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

If our Class A Ordinary Shares are finally approved for listing on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, the Class A Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Class A Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares. The delisting of the Class A Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Class A Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us and the Company’s business. We do not have any control over these analysts. If an analyst downgrades the Class A Ordinary Shares or publishes unfavorable research about the Company’s business, the Company’s share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Class A Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

We have broad discretion as to the use of the net proceeds from our initial public offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company intends to use the net proceeds of our initial public offering for several purposes, including business expansion, working capital, and general corporate purposes. However, the Company will not receive any of the proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholder. Accordingly, management of the Company will have substantial discretion in applying the net proceeds to be received by the Company. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

Since we do not expect to pay dividends on the Class A Ordinary Shares in the foreseeable future, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares.

We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

Substantial future sales of the Class A Ordinary Shares or the anticipation of future sales of the Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline significantly following our initial public offering.

Sales of substantial amounts of the Class A Ordinary Shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. An aggregate of 21,250,000 Class A Ordinary Shares were issued and outstanding before the consummation of our initial public offering. An aggregate of 23,750,000 and 24,125,000 Class A Ordinary Shares will be issued and outstanding immediately after the consummation of our initial public offering, assuming no exercise and full exercise of the over-allotment option by the underwriters, respectively.

Our directors, officers and holders of 5% or more of our total outstanding Class A Ordinary Shares (or securities convertible into our Class A Ordinary Shares) have agreed to enter into customary “lock-up” agreements for a period of six (6) months from the effective date of the registration statement for our initial public offering. However, holders of less than 5% of our total outstanding Class A Ordinary Shares will be able to resell their shares, without being subject to the lock-up restrictions after the completion of our initial public offering, in reliance on Rule 144. Since these shareholders acquired their Class A Ordinary Shares at a lower price per share than investors in our initial public offering, they may be more willing to accept a lower sales price than the initial public offering price when they are able to sell under Rule 144. Sales of their shares into the market could cause the market price of the Class A Ordinary Shares to decline significantly following the completion of our initial public offering.

We may issue additional equity or debt securities, which are senior to the Class A Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class A Ordinary Shares and diluting your interest in our company.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

Following the effectiveness of the registration statement on September 29, 2025, we are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of our election to take advantage of such extended transition period, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

Our Chief Executive Officer and Chairman of the Board of Directors, Mr. Goh Kwang Yong, through Jeneric Holdings, holds significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, Jeneric Holdings, a Singapore company controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman, holds all of our outstanding Class B Ordinary Shares and 10,000,000 Class A Ordinary Shares, representing approximately 88.3% of the voting power of the outstanding Ordinary Shares of the Company before our initial public offering. Following our initial public offering, assuming the issuance of 2,500,000 Class A Ordinary Shares in our initial public offering (or 2,875,000 Class A Ordinary Shares if the underwriters exercise the over-allotment option in full), Mr. Goh Kwang Yong will retain controlling voting power in the Company based on having approximately 86.1% (or approximately 85.8% if the underwriters exercise the over-allotment option in full) of all voting rights. As such, Mr. Goh Kwang Yong will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. His interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of voting power may not be in the best interests of our other shareholders.

Upon the completion of our initial public offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As of the date of this annual report, Jeneric Holdings, a Singapore company controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman, holds all of our outstanding Class B Ordinary Shares and 10,000,000 Class A Ordinary Shares, representing approximately 88.3% of the voting power of our outstanding share capital. Following our initial public offering, assuming the issuance of 2,500,000 Class A Ordinary Shares in our initial public offering (or 2,875,000 Class A Ordinary Shares if the underwriters exercise the over-allotment option in full), Mr. Goh Kwang Yong will retain controlling voting power in the Company based on having approximately 86.1% (or approximately 85.8% if the underwriters exercise the over-allotment option in full) of all voting rights. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause the Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring significant shareholders other than officers or directors to file public reports of their stock ownership and trading activities, and providing for liability for insiders (i.e. officers, directors and significant shareholders) who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class A Ordinary Shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, British Virgin Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We expect to qualify as a foreign private issuer upon the completion of our initial public offering. We would lose our foreign private issuer status if, for example, more than 50% of the voting power of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act and our principal shareholders will be required to file public reports of their stock ownership and trading activities under Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

Certain judgments obtained against us and the Selling Shareholder by APEX Global’s shareholders may not be enforceable.

APEX Global is a British Virgin Islands business company and substantially all of the Company’s assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in Singapore.

In addition, APEX Global’s existing director and officers are nationals or residents of Singapore and Malaysia and all or a substantial portion of their assets are located outside the United States. Additionally, the Selling Shareholder is a British Virgin Islands company, and substantially all of its assets are located outside the United States.   As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of British Virgin Islands and of Singapore may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because APEX Global is incorporated under British Virgin Islands law.

APEX Global is a BVI business company incorporated under the laws of British Virgin Islands. Its corporate affairs are governed by the Memorandum and Articles of Association, the BVI Companies Act and the common law of British Virgin Islands. The rights of its shareholders to take action against the directors, actions by the minority shareholders and the fiduciary duties of the directors to APEX Global under British Virgin Islands law are to a large extent governed by the common law of British Virgin Islands. The common law of British Virgin Islands is derived in part from comparatively limited judicial precedent in British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in British Virgin Islands. The rights of APEX Global’s shareholders and the fiduciary duties of its directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands business companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands business companies like APEX Global have limited rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. If APEX Global’s directors are satisfied that it would be contrary to APEX Global’s interests to allow its shareholders to inspect any of the register of members, register of directors and minutes of meetings and resolutions of shareholders, they have discretion under the law to refuse to permit shareholders to inspect such documents or limit the inspection of such documents. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, APEX Global’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by APEX Global’s management, members of the board of directors or its controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Companies Act and the laws applicable to companies incorporated in the United States and their shareholders. See “Description of Shares—Differences in Corporate Law.”

APEX Global’s Memorandum and Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit APEX Global’s shareholders’ opportunity to sell their shares at a premium.

APEX Global’s Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving APEX Global’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Memorandum and Articles of Association include a dual-class share structure, under which Class B Ordinary Shares carry twenty (20) votes per share compared to one (1) vote per share for Class A Ordinary Shares, thereby allowing holders of Class B Ordinary Shares to exercise significant influence or control over matters requiring shareholder approval, including the election and removal of directors, amendments to the organizational documents, and approval of significant corporate transactions. The board has the power to issue an unlimited number of shares of any class, with such rights and restrictions as they may determine without shareholder approval. Additionally, an action that may be taken by shareholders at a meeting may instead be taken by written consent without a meeting, if the written consents represent the number of votes that would be required to approve the action at a meeting, which allows controlling shareholders to act efficiently without a meeting. APEX Global’s Memorandum and Articles of Association also contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class A Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

General Risk Factors

We and our directors and officers may be subject to litigation, arbitration, or other legal proceeding risk.

We and our directors and officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we or our directors and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against industrial service providers have historically increased. The amounts involved in the contracts we perform, together with the potential for project disputes, can result in potentially large damage claims in any litigation resulting from such projects. Dissatisfied clients may make claims against us regarding the quality of service delivery, project delays, mismanagement, or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding, or investigation against us, or an adverse resolution of any such matter, could have a material adverse effect on our reputation, business, financial condition, and results of operations and cash flows.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We may, in the future, pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs, and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results.

Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

APEX Global Solutions Limited was incorporated as a British Virgin Islands business company on July 5, 2024 with the name “Quantum Technologies Limited.” On April 30, 2025, we changed our name to “APEX Global Solutions Limited.” Our operating subsidiaries were incorporated in Singapore between 2009 and 2019.

On May 20, 2025, we completed a corporate reorganization pursuant to a share swap agreement that we entered into with Jeneric Holdings Pte. Ltd. and Ascendo Global Limited (“Ascendo”). Pursuant to the reorganization, we acquired all of the issued and outstanding equity interests of Ascendo Global Limited, which holds 100% of six Singapore operating subsidiaries: Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Marine Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd., and Jeneric Venture Pte. Ltd. As a result of this reorganization, these subsidiaries became our wholly owned subsidiaries through Ascendo.

4.B. Business Overview

Overview

We are a specialized provider of advanced corrosion prevention, surface preparation, and maintenance solutions, catering to industries where asset longevity and structural integrity are paramount. Our core services include hydro blasting and grit blasting for surface cleaning and preparation, professional coating and painting for corrosion protection, and comprehensive maintenance and repair services for vessels operating at docks and in open waters. Additionally, we offer skilled manpower supply to support marine operations, ensuring that our clients receive high-quality, efficient, and safety-compliant solutions.

We conduct our business through six subsidiaries operating in Singapore, allowing us to deliver comprehensive solutions in the marine, offshore, and industrial sectors.

We began our operations by focusing on a single shipyard—formerly known as Sembcorp Marine—where we concentrated our resources on mastering core service areas. This initial yard served as a proving ground for refining project management strategies, implementing best practices, and building a reputation for quality and reliability. Our deep understanding of site operations has enabled us to become a valued long-term partner and fostered a collaborative, growth-oriented culture.

As demand for our services grew, we have gradually expanded beyond our first shipyard, undertaking multiple projects simultaneously and building a strong track record in Singapore. Today, we have established working relationships with major shipyards in Singapore. This organic growth reflects our ability to scale responsibly while maintaining the high standards that distinguish our service offerings.

We distinguish ourselves through a commitment to quality, safety, and continuous improvement. Our mission focuses on enhancing worker expertise, improving efficiency and productivity, prioritizing environmental safety, and fostering a culture of safety awareness. We maintain a strong emphasis on training, ensuring our workforce is equipped with the necessary skills to deliver high-quality work. Our dedication to safety is reinforced by our strong compliance track record, maintaining operations with no lost-time accidents.

Our total revenues increased by S$264,956, or 3.05%, to S$8,961,092 (approximately $6,969,041) for the year ended December 31, 2025, compared to S$8,696,136 for the year ended December 31, 2024. Our net income decreased by S$359,083, or 26.27%, to S$1,007,985 (approximately $783,910) for the year ended December 31, 2025, compared to S$1,367,068 for the year ended December 31, 2024.

Our Services and Solutions

We offer a comprehensive range of services designed to meet the critical needs of the marine, offshore, and industrial sectors. Our expertise in surface preparation, corrosion prevention, and maintenance solutions ensures the longevity and reliability of our clients’ assets.

Hydro Blasting

We utilize hydro blasting, also known as hydro jetting, as a highly efficient method to clean and prepare surfaces for protective coatings. By employing special-purpose pumping equipment, we generate water pressures of up to 36,000 pounds per square inch (PSI), ensuring the rapid and thorough removal of contaminants such as dirt, debris, corrosion, and old coatings. The primary advantage of our hydro blasting service is that it relies solely on water, eliminating the need for sand or grit, reducing cleanup costs, and making it an environmentally sound and non-destructive solution.

Our expertise in hydro blasting enables us to serve clients across the marine sector, delivering optimal surface preparation that enhances the adhesion and longevity of protective coatings.

Grit Blasting

Our grit blasting, also known as abrasive blasting or sandblasting, is a powerful surface preparation technique that ensures optimal adhesion for protective coatings. This method is widely used for cleaning metals, removing rust, mill scale, paint, and other contaminants while providing a uniform surface profile. For newly built vessels, grit blasting creates an ideal texture that enhances the adhesion of subsequent painting and coating processes, ensuring long-term protection.

Using high-speed propulsion, we apply abrasive particles such as steel grit, shot, or copper slag through conveying hoses powered by compressed air. This process leaves surfaces clean and primed for coating applications. To enhance surface quality, we use compressed air to remove any remaining dust or debris, ensuring a flawless finish. Our grit blasting services are essential for ship maintenance, heavy equipment refurbishment, and infrastructure restoration, delivering durable, long-lasting protection against harsh environmental conditions and helping clients maintain the integrity and longevity of their assets.

Coating and Painting

We provide specialized coating and painting services to protect vessels and industrial structures from corrosion and environmental wear. Our team applies high-quality protective coatings to the hulls of ships and offshore platforms, ensuring durability and optimal performance in harsh marine conditions. By customizing our coatings to meet specific client requirements, we establish an effective barrier against corrosion, helping extend the lifespan of critical assets.

The hull, being the primary structure in direct contact with water, is particularly vulnerable to corrosion, marine growth, and environmental wear. Our expertise ensures compliance with industry safety and regulatory standards, allowing vessels to operate efficiently while maintaining structural integrity. Applying industry-approved coatings not only safeguards vessels from these damaging elements but also ensures operational efficiency and long-term compliance.

We offer a range of protective coatings tailored to different environmental and operational needs, delivering a cost-effective and long-lasting solution to our clients. Our key offering categories include:

●	Our anti-corrosive coatings protect steel hulls and structural components from rust and corrosion. These include epoxy coatings commonly used in ballast tanks and underwater hulls for their strong adhesion and chemical resistance; zinc-rich primers that provide cathodic protection as part of multi-layer systems; and coal tar epoxy coatings, which offer excellent resistance to water and chemicals in bilges and ballast tanks.

●	Our anti-fouling coatings prevent marine organisms such as barnacles and algae from attaching to hull surfaces. These coatings include biocidal paints that release copper or other agents over time to inhibit biofouling, as well as environmentally friendly foul-release coatings based on silicone, which create non-stick surfaces to deter organism attachment.

●	We also supply anti-abrasion and impact-resistant coatings for high-wear areas such as cargo holds and decks. These include polyurethane coatings, valued for their flexibility and abrasion resistance, and ceramic-reinforced epoxy coatings, which provide enhanced durability in demanding environments.

●	Our tank coatings are used to protect the interior surfaces of cargo and ballast tanks. Phenolic epoxy coatings are suitable for a wide range of chemicals and petroleum products, while zinc silicate coatings provide excellent heat resistance and are well-suited for dry cargo and ballast tanks.

●	Finally, our topside and deck coatings protect surfaces exposed to sunlight, salt spray, and physical damage. We offer economical alkyd paints for above-waterline applications, and advanced polyurethane topcoats that deliver UV resistance, a glossy finish, and long-lasting protection.

Maintenance and Repair

We offer comprehensive maintenance and repair services designed to keep vessels and industrial assets operating at their best. Our skilled team performs routine maintenance, structural repairs, and protective coatings efficiently to minimize downtime and maximize asset performance. Our services are available for vessels at docks and in open waters, including operations within and beyond port limits, as well as in the South China Sea and the Straits of Malacca. This extensive reach enables us to provide timely and effective solutions to ship owners and operators wherever maintenance and repairs are required.

Manpower Supply

We offer specialized manpower solutions to support marine operations of our clients. Our certified technicians and maintenance professionals are carefully selected to ensure they meet the highest safety and quality standards.

We deliver reliable and skilled labor to meet our clients’ operational needs efficiently and effectively. This service is essential for industries requiring specialized skills, ensuring that our clients receive competent workforce solutions tailored to their specific project demands. Our manpower supply services allow businesses to maintain operational continuity while upholding quality and safety standards.

Our engagement process begins when a company or project owner communicates their staffing requirements. These requirements typically include:

●	The type of work or tasks to be performed

●	The number of workers required

●	The necessary skill sets and qualifications

●	The project duration (temporary or long-term)

●	Preferred work schedules (e.g., full-time, part-time, or shift work)

●	Any industry-specific requirements (e.g. safety certifications, language skills, etc.)

Once requirements are received, we assess the project scope and deploy suitable personnel from our vetted labor pool. As of May 8, 2026, we had approximately 91 foreign workers from India. To recruit and manage this labor pool, we engage shipyard-appointed employment agencies in the source countries. Our recruitment process includes applying for work passes through the Ministry of Manpower’s (MOM) Work Permit Online system, and submitting the required documentation on each worker’s education, skills certification, and employment history. All incoming workers must pass a pre-employment medical examination within two weeks of arrival in Singapore. Additionally, we purchase the necessary insurance and security bond coverage for each worker. Before deployment, all personnel are briefed on site-specific safety protocols and operational expectations prior to deployment. Throughout the assignment, we monitor performance and maintain open communication with the client to ensure service satisfaction and responsiveness to changing project needs.

This structured approach allows us to deliver competent, safety-trained manpower efficiently and responsively, reinforcing our role as a trusted workforce partner in Singapore’s industrial and marine sectors.

Competitive Advantages

We differentiate ourselves through a combination of advanced technology, industry expertise, safety commitment, environmental responsibility, cost-effectiveness, and a strong reputation. These factors enable us to provide superior services, build trust with our clients, and maintain long-term success in the corrosion prevention and industrial maintenance industry.

●	Advanced Technology and Equipment

We leverage state-of-the-art hydro jetting and surface preparation technology to deliver faster, more efficient, and higher-quality results. Our use of robotic hydro jetting systems, automated nozzles, and multistage pumps enables precise and controlled cleaning, reducing downtime and enhancing productivity.

Example of robotic hydro jetting systems

Additionally, we customize our hydro jetting solutions based on the specific needs of different industries and applications. For example, different types of nozzles and vacuum systems are selected depending on the location and nature of the task—such as deck work, hulls, tanks, pipes, or internal compartments. This tailored approach ensures optimal cleaning performance, whether the project involves hull maintenance, tank cleaning, or pipe descaling, and allows us to deliver effective results across marine, offshore, and oil and gas sectors.

●	Specialized Expertise and Experience

With extensive experience in niche markets such as marine, oil, and gas, we possess in-depth industry knowledge that allows us to address specific operational challenges faced by these sectors. Our clients frequently encounter workforce shortages due to their reliance on foreign labor, heightened by work permit restrictions and rising wage costs. In addition, rising operational expenses, such as the increasing cost of consumables and storage, place additional pressure on their businesses. Our expertise in workforce management, cost-effective service delivery, and operational flexibility enables us to provide highly relevant and effective solutions to these challenges. By helping our clients navigate labor constraints and manage operational costs, we reinforce our position as a critical partner in maintaining their long-term efficiency and competitiveness.

Furthermore, our skilled workforce consists of trained and experienced technicians who can handle complex tasks such as high-pressure pipeline cleaning, surface preparation, and tank maintenance. This level of expertise ensures that our services are carried out efficiently and safely, maintaining superior quality and reliability. As of May 8, 2026, our team comprised 88 technicians, the majority of whom are multi-skilled and capable of performing a range of specialized tasks across different project environments.

●	Strict Adherence to Safety Standards and Best Practices

We prioritize safety in every aspect of our operations, recognizing the inherent risks associated with high-pressure water blasting. Our strict adherence to safety regulations and best practices ensures that both our employees and clients are protected from potential hazards.

Additionally, we hold globally recognized safety certifications such as ISO 9001 for quality management, ISO 14001 for environmental management, and ISO 45001 for occupational health and safety. These certifications reinforce our commitment to maintaining the highest standards of operation.

●	Environmentally Responsible

We embrace sustainable and eco-friendly practices in all our operations. Hydro jetting is inherently a green technology, as it uses only high-pressure water instead of harmful chemicals. This allows for safer disposal and minimizes environmental impact.

Furthermore, we are committed to reducing waste and promoting sustainability by implementing biodegradable chemicals (where practicable) and leveraging efficient waste management systems in coordination with the shipyards where we operate. Most shipyards maintain robust infrastructure for managing wastewater, waste oil, and used grit, allowing us to properly collect, contain, and dispose of byproducts in compliance with regulatory and environmental standards. This integrated approach supports our environmental objectives and aligns with the growing demand for sustainable industrial cleaning solutions.

●	Cost-Effectiveness

Our services are designed to reduce operational costs for our clients. Hydro jetting minimizes the need for expensive chemicals and excessive manual labor, offering a cost-effective alternative to traditional cleaning methods. Additionally, by providing regular maintenance services, we help clients avoid costly shutdowns and major repairs, ensuring long-term savings.

We also offer flexible pricing models, including per-project pricing, subscription-based maintenance plans, and emergency service rates. These options allow us to cater to a wide range of customers with varying budget needs.

●	Strong Industry Reputation and Compliance

Our reputation for excellence and reliability is reinforced by our track record of successful projects across large-scale and high-profile industries. We have worked with major shipyards in Singapore, such as Seatrium Limited (formed from the merger of Keppel Offshore and Sembcorp Marine), ST Marine, Hanwha Offshore Engineering Services, ASL Shipyard, PaxOcean Singapore, Kim Heng Offshore & Marine, and Crystal Offshore, as well as vessels directly. Additionally, we hold industry-recognized certifications, including multiple ISO and safety compliance certificates, demonstrating our commitment to maintaining the highest quality and safety standards. See “Business—Licenses and Certificates” below for details.

●	Experienced Leadership Team

We believe that the depth of experience and leadership of our management team is a key competitive strength of our Company. Our founder, Chief Executive Officer, and Chairman, Mr. Goh Kwang Yong, has more than 25 years of experience in the marine and oil & gas industries and has successfully driven the Company’s strategic growth since its inception in 2009. Ms. Wan Hwee Chein, our director, brings over 20 years of professional experience and has played a key role in overseeing our administrative, purchasing, and human resource functions since 2009, while also contributing to our international expansion efforts. Mr. Foo Ling Han, our Chief Financial Officer, is a finance professional with nearly 20 years of experience in audit, accounting, and financial reporting, with expertise in U.S. GAAP, Singapore FRS, and IFRS. We believe that the combined industry knowledge, operational expertise, and strategic vision of our management team position us well for continued growth.

Operational Models

Understanding that different clients have unique needs, we offer a flexible engagement framework designed to provide value, predictability, and responsiveness. Our models include:

Project-Based Engagement. Our operations are generally project oriented. Projects may range in duration from just a few days to several months. These orders are usually obtained through competitive bidding or negotiations and require performance at a fixed price or time and materials basis.

Long-Term Service Partnerships. We maintain long-standing partnerships with major shipyards and industrial clients through our role as resident contractors, allowing us to provide continuous support for maintenance, repair, and corrosion prevention activities. Our on-site presence at client facilities enables us to integrate seamlessly into their daily operations, respond quickly to project needs, and uphold consistent quality. These partnerships are governed by formal agreements that outline our scope of services, compliance requirements, and safety obligations, reinforcing our reputation as a dependable and collaborative service provider.

Growth Strategies

Our growth strategies focus on expanding our market presence, diversifying our service offerings, and leveraging technological advancements to provide innovative, efficient, and sustainable corrosion prevention solutions. Our plan is centered on three key pillars: market expansion, service diversification, and operational efficiency.

●	Market Expansion

We aim to increase our geographical footprint by targeting new regions and industries that require specialized corrosion prevention services, such as emerging economies in the Middle East and Southeast Asia. Additionally, while we already serve industries like oil and gas, and marine, our goal is to penetrate new verticals such as renewable energy (wind and solar farms), aerospace, and defense, where corrosion prevention plays a critical role in maintaining asset longevity and safety. We may pursue such expansion through seeking partnerships, joint ventures, acquisitions, or subcontracting opportunities.

●	Service Diversification

We plan to diversify our service offerings by incorporating complementary technologies and expanding our capabilities such as investing in the latest hydro blasting and grit blasting equipment and technologies which increase the adoption of automation and robotics for improved precision and safety. Also, we aim to offer ongoing preventive maintenance programs that include regular corrosion inspections, monitoring, and coatings, and more advanced coating such as high-temperature or chemical-resistant coatings.

●	Operational Efficiency Improvement

To support sustainable growth, we are committed to improving operational efficiency through (i) continuing to invest in technologies; (ii) expanding our workforce by recruiting and training more technicians; and (iii) continuing to invest in more sustainable practices, such as using non-toxic abrasives, minimizing water usage during hydro blasting, and strengthening recycling programs for waste materials. We believe that the emphasis on sustainability will attract customers seeking green solutions for corrosion prevention.

Health, Safety, and Work Procedures

We have implemented a robust safety framework grounded in comprehensive risk assessment protocols and safe work procedures tailored to our operational activities. Our procedures cover a wide range of services including hydro jetting, grit blasting, chemical degreasing, high-pressure washing, spray and roller painting, tank cleaning, manual handling, lifting operations, confined space entry, and work at height. These are developed in accordance with Singapore’s workplace safety regulations and are regularly reviewed to ensure alignment with industry standards.

To reinforce our commitment to workplace safety and employee competency, we conduct structured training programs covering topics such as use of personal protective equipment (PPE), chemical handling, hand and power tool safety, forklift operation, and emergency response. All new employees undergo comprehensive onboarding safety training, while existing staff receive refresher training at regular intervals or when new procedures are introduced. We also maintain dedicated safe work protocols for specific scenarios such as COVID-19 protocols, transportation of hazardous substances, ferrying of workers, and emergency events like terror threats, demonstrating our proactive approach to risk management and employee welfare.

Customers

We serve a focused customer base consisting primarily of shipyards located in Singapore. These shipyards rely on us for specialized corrosion prevention, blasting, coating, and maintenance services essential to shipbuilding, repair, and offshore operations. By consistently delivering high-quality and reliable services, we have developed long-standing working relationships with major shipyards in Singapore, and reinforced our reputation as a trusted industry partner.

As of December 31, 2025, we had 16 customers, including 8 shipyards, 4 vessel owners, and 4 customers to whom we provided manpower supply services. As of December 31, 2024, we had 20 customers, including 8 shipyards, 5 vessel owners and 7 customers to whom we provided manpower supply services. While we do not currently maintain formal long-term contracts, many of these relationships are based on recurring work orders and repeated engagements, reflecting our role as a preferred service provider. For the year ended December 31, 2025, 3 customers each accounted for more than 10%, contributing approximately 36%, 30%, and 11%, respectively. For the year ended December 31, 2024, three customers each accounted for more than 10% of our total revenues, contributing approximately 29%, 20%, and 12%, respectively.

Our Position as a Resident Contractor for Major Shipyards in Singapore

As a resident contractor for some of the prominent shipyards in Singapore, we have established a strong presence in Singapore’s maritime industry. Our on-site operations and stable relationships with these shipyards allow us to maintain a steady workflow and consistently secure projects related to shipbuilding, repair, and maintenance. This close collaboration enables us to align with shipyard schedules, coordinate with shipyard operators, project managers, and engineers, and integrate seamlessly into shipyard operations, ensuring that our services remain in high demand.

In multi-phase vessel construction projects, we provide essential support during several critical stages. After the initial steel fabrication of different parts of a vessel by other contractors, we undertake the blasting and painting of the structures to prepare them for integration. Once the various parts are integrated to form the complete vessel, we perform additional blasting and painting on welded joints to ensure structural integrity and surface protection. Following the completion of other trades’ work, such as electrical, piping, and mechanical installations, we return to perform touch-up painting on areas affected by mechanical work and apply a final cosmetic coating to prepare the vessel for delivery. Our involvement across multiple construction phases ensures that vessels meet stringent quality, durability, and aesthetic standards before handover to shipowners.

In addition to our core services, we uphold the highest standards of safety and compliance in accordance with the regulations administered by the Singapore’s Maritime and Port Authority (MPA), the Workplace Safety and Health Act 2006 of Singapore (WSHA), and other industry requirements. Our workforce is fully trained to operate within stringent safety protocols, ensuring compliance with workplace safety regulations and shipyard policies. We have developed and implemented an extensive library of risk assessments and safe work procedures covering a broad spectrum of operational tasks. These include hydro jetting, grit blasting, chemical degreasing, painting (spray and roller), high-pressure washing, power tooling, tank cleaning, confined space entry, manual handling, diesel refilling, lifting operations, and working at height. Additionally, our safety documentation addresses modern risks such as ferrying workers by lorry, handling hazardous substances, robotic cleaning, and emergency preparedness for situations like COVID-19 and terror attacks. All employees undergo mandatory safety induction and are regularly trained in accordance with our documented procedures. This includes training on the use of personal protective equipment (PPE), scaffold safety, fall prevention, forklift operation, transportation safety, and emergency response protocols. Our documented framework enables us to maintain a consistent safety culture and respond effectively to evolving operational risks while reinforcing our compliance with industry and regulatory expectations.

Our established relationships with shipyards provide us with a steady pipeline of projects, enabling long-term growth and stability in our operations. Being a resident contractor also provides us with key strategic advantages, including access to shipyard facilities, closer collaboration with shipyard management, and preferred status for new projects. These benefits position us as a reliable and long-term partner in the marine industry, reinforcing our commitment to delivering high-quality, cost-effective, and sustainable solutions to shipyards and vessel owners.

Sales and Marketing

Brand Positioning and Industry Engagement

Our sales and marketing strategy is grounded in trust, reliability, and proven expertise. We maintain direct engagement by assigning a permanent team to each shipyard to service its specific requirements, working closely with shipyard operators, project managers, and industry stakeholders, reinforcing our position as a preferred service provider within Singapore’s maritime ecosystem. Our ability to deliver specialized services—such as hydro blasting, grit blasting, welding, painting, and corrosion control—has positioned us as a dependable and essential partner to shipyards seeking high-quality maintenance and surface preparation solutions.

Additionally, we intend to strengthen our brand identity and market positioning by establishing ourselves as thought leaders in the corrosion prevention industry. We aim to showcase our expertise, engage potential clients, and contribute valuable insights to the industry by publishing case studies and articles. We believe this approach will enhance our credibility, foster trust among stakeholders, and educate our clientele.

Customer-Centric Approach

Customer loyalty and retention play a significant role in driving our growth. We strive to tailor our services to the specific operational needs of each customer, offering solutions that address the unique technical and scheduling challenges encountered in different industrial settings. In doing so, we aim to foster strong and enduring relationships with our clients by providing regular maintenance support and value-added services. These long-term collaborations often result in repeat engagements and client referrals. Additionally, we prioritize customer education by helping clients understand the importance of corrosion prevention and regular maintenance. This approach not only reinforces our technical credibility but also enhances customer confidence in our service model.

Relationship Development and Local Market Integration

Our presence within major Singapore shipyards allows us to build and maintain close relationships with decision-makers such as vessel managers, maintenance supervisors, and technical officers. As a resident contractor, we are deeply familiar with site operations and workflows, which enables us to coordinate efficiently and ensure consistent service delivery. We also engage directly with ship owners and operators who require on-site or anchorage-based services, offering responsive and dependable support.

To further extend our market reach, we actively collaborate with other service providers to deliver bundled solutions that meet a wider range of shipyard and vessel maintenance needs. These partnerships can include related services such as mechanical repairs or specialized coatings. Our ability to deliver rapid, on-demand solutions also plays an important role in addressing critical service needs, particularly when clients face urgent cleaning or repair requirements. Our strong reputation in the local marine and offshore maintenance industry, supported by positive word-of-mouth and consistent performance, helps to attract new business opportunities. Being embedded in Singapore’s shipyard ecosystem allows us to stay responsive to market trends and actively contribute to the community of industrial service providers.

Suppliers

We maintain strong relationships with a network of reliable suppliers, all located in Singapore, who provide us with the essential materials and equipment necessary to deliver high-quality corrosion prevention and maintenance solutions. These materials and equipment include engine service and repair, high-pressure (HP) machines and spare parts, air tools, hoses, personal protective equipment (PPE), compressors, copper slag, consumables, chemical servicing, spray painting materials, equipment rental, diesel for equipment, fire safety equipment, and filtration systems. We also purchase engine maintenance services and equipment rental services.

These suppliers help us maintain seamless operations and ensure that our services meet industry standards for efficiency, safety, and sustainability, playing an integral role in our daily functions.

To manage price fluctuations in supplies, we adopt a proactive strategy that includes diversifying our supplier base, building strong supplier relationships, and regularly monitoring price trends. This approach allows us to reduce exposure to individual supplier risk and adapt to market changes more effectively.

For the year ended December 31, 2025, we had 2 suppliers that each accounted for more than 10% of our total purchases, and such suppliers represented approximately 35% and 15% of our total purchases, respectively. For the year ended December 31, 2024, we had two suppliers that each accounted for more than 10% of our total purchases, and such suppliers represented approximately 54% and 15% of our total purchases, respectively.

Our largest supplier, the one who accounted for 35% and 54% of our total purchases in the fiscal years ended December 31, 2025 and 2024, is Jebs Enterprise Pte. Ltd., or Jebs Enterprise, a related party controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman. Our six Singaporean subsidiaries have entered into a master equipment lease agreement with Jebs Enterprise. Under the master equipment lease agreement, each of these subsidiaries also has entered into an individual equipment lease agreement with Jebs Enterprise.

Equipment Lease Agreements with Jebs Enterprise

The master equipment lease agreement with Jebs Enterprise establishes the framework under which each of our six Singaporean subsidiaries acts as a lessee and leases various equipment from Jebs Enterprise on an ongoing basis. Under the master agreement, individual lease agreements are also required to be executed by and between Jebs Enterprise and each of these six subsidiaries, specifying the particular equipment to be leased, the rental period, and the rental fees applicable to each transaction. The obligations of each subsidiary as a lessee under the master agreement are several and not joint, meaning that each subsidiary is responsible only for its own obligations and not those of any other lessee. The agreement expressly provides that the lessees are not considered a partnership, association, or joint venture, and that each subsidiary should independently negotiate and enter into its individual lease arrangement with Jebs Enterprise. The agreement is governed by the laws of Singapore and includes an arbitration clause requiring that any disputes be resolved by arbitration administered by the Singapore International Arbitration Centre. The agreement remains in effect for as long as any individual lease agreement is outstanding.

The individual equipment lease agreements between Jebs Enterprise and each of our Singaporean subsidiaries provide for the lease of specified equipment for an initial three-year term and shall automatically renew for an additional one-year term on the same terms and conditions unless either party provides written notice of its intention not to renew at least thirty (30) days prior to the expiry of the term. Rental fees are based on actual usage and agreed in writing before each rental period, with payment due within thirty (30) days of invoice. Title to the equipment remains with Jebs Enterprise, while risk of loss or damage passes to the lessee upon delivery and remains until return. Lessees must maintain and operate the equipment properly, are prohibited from transferring or encumbering it, and must return it at the end of the rental period or upon termination. The lease may be terminated by the lessee with 30 days’ written notice, by the lessor for uncured breach, or automatically in the event of a total loss of the equipment. These agreements are governed by Singapore law and require arbitration of disputes at the Singapore International Arbitration Centre.

Competition

We operate in the corrosion protection services (CPS) industry in Singapore, which includes grit blasting, hydro jetting, coating and painting, maintenance and repair, and manpower supply. The industry is composed of fewer than 50 players, many of whom have been active for over 15 years and maintain long-standing relationships with major shipyards. These relationships, combined with an in-depth understanding of operational and safety standards, create a competitive environment where reputation, consistency, and credibility are key differentiators.

Our major competitors are the existing resident contractors in the major shipyards, such as See Hup Seng Ltd, Beng Kuang Marine, Trident Pte Ltd, Soh Tong Heng Pte Ltd, and Entraco Ltd. In addition, for coating and painting, maintenance and repair, and manpower supply, we face competition from established service providers like BoilerMaster Group, Shipblast Marine Enterprise, and Allbest Group. Entry into this space is challenging due to regulatory compliance obligations and the limited number of resident contractor slots available within shipyards.

The level of competition in our industry is considered moderate. While each shipyard controls and limits the number of approved contractors permitted to deliver designated services, the market overall is moderately saturated, with a combination of long-established players and smaller contractors actively competing. These dynamics often place pressure on pricing and service differentiation.

Despite this, our key differentiator is our ability to deliver both grit blasting and hydro jetting services as an integrated provider—unlike most competitors who specialize in only one area. We also offer a wider scope of services across vessel construction and repair phases, including touch-up painting and post-mechanical coating, which enhances value for shipyard clients. Furthermore, industry players frequently collaborate under certain conditions, including job referrals or subcontracting during periods of peak workload.

We believe our status as a resident contractor, combined with our strong track record, regulatory compliance, and multi-disciplinary expertise, positions us competitively within Singapore’s CPS sector and reinforces our ability to maintain stable, long-term engagements with shipyards.

Intellectual Property

As of the date of this annual report, we do not currently own any patents, registered trademarks, or registered copyrights. We have a registered domain name (jeneric.com.sg).

Our business is not dependent on proprietary technologies or patentable inventions, but rather on our industry know-how, specialized service methodologies, customer relationships, and brand reputation. To protect our proprietary information, we rely on internal confidentiality procedures, non-disclosure agreements with employees, and other contractual arrangements designed to safeguard our trade secrets and commercially sensitive information.

Certificates

The following table summarizes the certifications currently held by our subsidiaries.

Company	Certification	Issuing Authority	Issuance Date	Term (years)
Jeneric Marine Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Engineering Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Offshore Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Services Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Venture Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric International Pte. Ltd.	ISO 45001:2018	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Marine Pte. Ltd.	ISO 9001:2015	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Marine Pte. Ltd.	ISO 14001:2015	Banyan Certification Pte Ltd	October 14, 2024	3
Jeneric Marine Pte. Ltd.	BizSafe Star	WSH Council	October 17, 2024	3
Jeneric Engineering Pte. Ltd.	BizSafe Star	WSH Council	October 21, 2024	3
Jeneric Offshore Pte. Ltd.	BizSafe Star	WSH Council	October 17, 2024	3
Jeneric Services Pte. Ltd.	BizSafe Star	WSH Council	October 18, 2024	3
Jeneric Venture Pte. Ltd.	BizSafe Star	WSH Council	January 2, 2025	3
Jeneric International Pte. Ltd.	BizSafe Star	WSH Council	October 24, 2024	3

Insurance

We maintain insurance policies to protect our business operations, employees, and liabilities in accordance with industry standards. Our coverage includes workmen’s compensation and public liability insurance provided by Chubb Insurance Pte Ltd, ensuring compliance with regulatory and customer requirements. Additionally, we provide medical insurance for our employees through EQ Insurance Company Limited, safeguarding their well-being and aligning with applicable labor regulations. The table below summarizes the key terms of our current insurance policies:

Insurance Type	Insurer	Policy Period	Coverage Highlights	Insured Entities
Workmen’s Compensation	Chubb Insurance Singapore Limited	May 15, 2025 – May 14, 2026	Covers all statutory liabilities under the Work Injury Compensation Act and Common Law; includes enhancements for medical, incapacity, and repatriation benefits	☐ Jeneric Engineering Pte Ltd ☐ Jeneric Marine Pte Ltd ☐ Jeneric Offshore Pte Ltd ☐ Jeneric Services Pte Ltd ☐ Jeneric Venture Pte Ltd ☐ Jeneric International Pte Ltd
Public Liability	Chubb Insurance Singapore Limited	May 15, 2025 – May 14, 2026	S$500,000 limit per occurrence; covers third-party bodily injury and property damage within Singapore; includes subcontractor liability and liability to shipyards	☐ Jeneric Engineering Pte Ltd ☐ Jeneric Services Pte Ltd ☐ Jeneric International Pte Ltd ☐ Jeneric Marine Pte Ltd ☐ Jeneric Offshore Pte Ltd ☐ Jebs Enterprise Pte. Ltd. ☐ Jeneric Venture Pte Ltd
Foreign Workers Medical	EQ Insurance Company Limited	June 12, 2025 – June 11, 2026	Up to S$60,000 annual limit per worker; covers hospitalization, pre/post-treatment, funeral expenses (S$3,000), repatriation (S$2,000), and personal accident (S$10,000)	☐ Jeneric Engineering Pte Ltd ☐ Jeneric Services Pte Ltd ☐ Jeneric Marine Pte Ltd ☐ Jeneric Offshore Pte Ltd ☐ Jeneric Venture Pte Ltd

Additionally, on March 25, 2021 and June 6, 2024, the Company purchased two life insurance policies for Mr. Goh Kwang Yong, the Chief Executive Officer and Chairman of APEX Global, which took effect as of March 18, 2021 and June 3, 2024. The policy owners and beneficiaries are our subsidiaries Jeneric Engineering Pte. Ltd. and Jeneric International Pte. Ltd., and the insured individual is Mr. Goh Kwang Yong.

On February 14, 2025, the Company purchased a life insurance policy for a key member of management of Jeneric Engineering Pte. Ltd., with Jeneric Engineering Pte. Ltd. as both the policy owner and beneficiary.

The premiums paid on commencement date for the three policies were S$150,006 (approximately $116,660), S$27,712 (approximately US$21,552) and S$19,736 (approximately US$15,349), respectively.

We continuously assess our risk portfolios and insurance needs to ensure adequate coverage across our operations. As industry practices evolve, we remain committed to reviewing and adjusting our insurance policies to maintain alignment with best practices in Singapore.

Seasonality

Historically, seasonality has not materially impacted our operating results.

Government Regulation

Our business operations are conducted primarily in Singapore. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

We have obtained the necessary business licenses for our day-to-day operations. Save as disclosed under “Item 3. Key Information—3.D. Risk Factors” of this annual report, we are not subject to any government regulations in the countries where we operate, other than those generally applicable to companies and businesses in such countries, which will have a material effect on our business operations.

Workplace Safety and Health Act 2006

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is administered by the Ministry of Manpower of Singapore. The WSHA lays down the legal requirements and responsibilities imposed on the employers to ensure the health, safety and welfare of persons employed while at work and persons (not being an employee) who may be affected by any undertaking carried on by the employer in the workplace. The WSHA also provides for the penalties for contravening or failing to comply with the standards.

The measures necessary to ensure the safety and health of persons at work include:

(a)	providing and maintaining for those persons a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work;

(b)	ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons;

(c)	ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things —

i.	in their workplace; or

ii.	near their workplace and under the control of the employer;

(d)	developing and implementing procedures for dealing with emergencies that may arise while those persons are at work; and

(e)	ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

In addition to the above, under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“Commissioner”) may, amongst others, inspect and examine any workplace and any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in the workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is required for the purpose of an investigation or inquiry under the WSHA.

The WSHA empowers the Commissioner to serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

Additional duties apply to employers under the Workplace Safety and Health (General Provisions) Regulations. Where any person at work in any workplace carries out any process, operation or work involving exposure to any infectious agents or biohazardous material which may constitute a risk to his health, the employer of such person has a duty to take effective measures to protect that person from their harmful effects.

Our workplace is in compliance with the requirements under WSHA as seen from the bizSafe Star certification attained by each of the six (6) subsidiaries awarded by the Workplace Safety and Health Council.

Workplace Safety and Health (Risk Management) Regulations 2006

The Workplace Safety and Health (Risk Management) Regulations 2006 (the “WSHRMR”) aims to reduce the risks at the source, requiring the employer to conduct a risk assessment in relation to the safety and health risks posed to any employee when undertaking any work at the workplace and imposes the responsibility on the employer to take practicable steps to eliminate any foreseeable risk. Employers are required to maintain a record of risk assessment and review them once every three years.

Workplace Safety and Health (Abrasive Blasting) Regulations 2008

The Workplace Safety and Health (Abrasive Blasting) Regulations 2008 (the “WSHABR”) set out the requirements on the use of abrasives such as grit in blasting apparatus and certain precautions to be undertaken in connection with the construction of the blasting chambers and the carrying out of any blasting work. We observe strict compliance with the requirements of the WSHABR such as the following:–

(a)	any blasting is carried out in an enclosed blasting chamber;

(b)	any enclosed blasting chamber used is of sound construction, well-illuminated and provided with inspection ports;

(c)	dust generated in the enclosed blasting chamber is removed by a proper ventilation system to ensure that the dust generated is minimized and does not cause nuisance or pose any hazard to any person in the workplace at which the blasting is carried out;

(d)	all persons employed in blasting work are provided with suitable personal protective equipment (i.e. suitable overalls, boots, gloves and air-supply blasting helmets); and

(e)	all plant and equipment are properly maintained.

Workplace Safety and Health (Shipbuilding and Ship-Repairing) Regulations 2008

The Workplace Safety and Health (Shipbuilding and Ship-Repairing) Regulations 2008 (the “WSHSSR”) imposes the requirement that every employee undergo the relevant safety and health training courses approved by the Commissioner Workplace Safety and Health before carrying out any hazardous work. The WSHSSR also imposes minimum safety and health requirements for any work carried out in a shipyard or on board a ship in a harbour. The WSHSSR mandates contractors in a shipyard to appoint a safety supervisor to ensure compliance with the WSHA and any subsidiary legislation made thereunder and to promote and ensure the safety, health and welfare of persons working in the shipyard or on board the ship. Shipyards are also required to ensure that ship repair managers and persons carrying out spray painting or painting in confined spaces are provided with adequate safety training.

Workplace Safety and Health (Safety and Health Management System and Auditing) Regulations 2009

The Workplace Safety and Health (Safety and Health Management System and Auditing) Regulations 2009 requires that occupiers of any premises which is a shipyard to implement a safety and health management system for the purpose of ensuring the safety and health of persons at work in the workplace.

Workplace Safety and Health (Work at Heights) Regulations 2013

The Workplace Safety and Health (Work at Heights) Regulations 2013 (the “WSHWHR”) stipulates the minimum safety and health requirements for working at height where an employee risks falling. The WSHWHR imposes the requirement that every employee undergo the relevant safety and health training to familiarize themselves with the hazards associated with work at height and the precautions to be observed. It also imposes the requirement that the employer put in place fall prevention plans and provide supervision of work at height.

Central Provident Fund Act 1953

The Central Provident Fund Act 1953 of Singapore (the “CPF Act”) governs the contributions made by employers and employees into the central provident fund (the “CPF”). The CPF Act is administered by the CPF Board.

The CPF Act provides that every employer of an employee shall pay to the CPF monthly in respect of each employee’s contribution at the appropriate rates set out in the First Schedule of the CPF Act. Notwithstanding the provisions of any written law or any contract to the contrary, an employer is entitled to recover from the monthly wages of an employee the amount shown in the First Schedule of the CPF Act as so recoverable from the employee. Employers who fail to make the prescribed CPF contributions are liable to pay interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and such interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPF Act and fails to pay the contributions to the CPF within such time as may be prescribed, he shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding seven (7) years or to both.

The CPF Act further provides that except as otherwise provided in Section 61(2) of the CPF Act, any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction (i) to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both; and (ii) if that person is a repeat offender in relation to the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Section 61(2) of the CPF Act provides that where any person (i) is guilty of an offence under Section 7(5) or 58(1)(b) of the CPF Act; or (ii) being a director, manager or secretary or any other officer of a body corporate, is guilty of an offence under Section 60 by virtue of the fact that an offence under Section 7(3) or (5) or 58(1)(b) of the CPF Act has been committed by that body corporate and is found to have been committed with the consent or connivance of or to be attributable to any act or default on the part of that person, that person shall be liable on conviction (a) to a fine of not less than S$1,000 and not more than S$5,000 or to imprisonment for a term not exceeding six months or to both; and (b) if that person is a repeat offender in relation to the same offence, to a fine of not less than S$2,000 and not more than S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

The Company is compliant with the employer’s obligations under the CPF Act for all employees it employs that are Singapore citizens or permanent residents by ensuring that the required employer’s contribution is made every month and deducting the relevant amount from each employee’s wage for contribution to the CPF.

Regulations on Employment

The Employment Act 1968 of Singapore (the “EA”) is administered by the Ministry of Manpower and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. The term “employee” is defined in the EA to mean a person who has entered into or works under a contract of service with an employer and includes, among others, a workman, but does not include certain specified categories of employees including, among others, any domestic worker. The provisions of the EA include:

(a)	minimum days of statutory annual and sick leave;

(b)	paid public holidays;

(c)	statutory protection against wrongful dismissal;

(d)	provision of key employment terms in writing; and

(e)	statutory maternity leave and childcare leave benefits.

In particular, Part IV of the EA sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month. The EA further provides that an employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security, where urgent work is to be done to machinery or plant, or where an interruption of work which was impossible to foresee. In addition, the EA also limits the extent of overtime work that an employee can perform to 72 hours a month.

An employer who breaches the above provisions shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 and/or to imprisonment for a term not exceeding 12 months.

Our Company is compliant with the obligations under the EA and has accorded such rights as may be mandated under the EA to all employees.

Regulations on Employment of Foreign Workers in Singapore

The Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”) is administered by the Ministry of Manpower of Singapore and regulates the employment of foreign manpower in Singapore.

In Singapore under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work permit, which allows the foreign worker to work for him. A work pass includes the following: (a) employment pass, for foreign professionals, managers and executives earning at least S$5,000 per month and who have acceptable qualifications; (b) S pass, for mid-level skilled staff who earn at least S$3,150 per month and who meet the assessment criteria; and (c) work permit for foreign worker, for semi-skilled foreign workers.

The foreign worker has to be employed and carrying out duties in respect of his work permit. Singapore employers are subject to foreign manpower quota prescribed by the MOM which seeks to encourage employers to hire local employees. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall be:–

(a)	liable on conviction to a fine of at least S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second and subsequent conviction, be punished –

(i)	in the case of an individual, be punished with a fine of at least S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one month and not more than 12 months; or

(ii)	in any case, be punished with a fine of at least S$20,000 and not more than S$60,000.

Additionally, the EFMR requires employers of work permit holders, among others, to: (a) bear the costs of medical treatment (unless in excess of the minimum mandatory coverage in certain instances); (b) provide safe working conditions and take such measures as are necessary to ensure the safety and health of the foreign employee; (c) provide acceptable accommodation consistent with any law or governmental regulations; and (d) purchase and maintain medical insurance for inpatient care and day surgery, with coverage of at least S$60,000 (for policies with start date effective on or after 1 July 2023) per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months).

Work Injury Compensation Act 2019

The Work Injury Compensation Act 2019 (the “WICA”) which is administered by the Ministry of Manpower of Singapore, applies to workmen across all industries in respect of injuries suffered during the course of their employment and sets out, among others, the amount of compensation they are entitled to and the methods of calculating such compensation. The WICA provides that if a workman suffers any personal injury due to an accident arising out of and in the course of employment, the employer is liable to pay compensation in accordance with the provisions of WICA.

The WICA provides, among other things, that where any person (referred to as a principal) in the course of or for the purposes of their business, enters into a contract with any other person (referred to as the contractor) for the execution of the whole or any part of any work undertaken by the principal, the principal shall be liable to pay any workmen employed in the execution of the work any compensation which he would have been liable to pay if the workman had been directly employed by the principal.

Employers are required to insure and maintain insurance under one or more approved policies with one or more designated insurers against all liabilities that the employer may incur under the WICA in respect of every employee. Failure to do so is an offence punishable by a maximum fine of S$10,000 and/or imprisonment of up to 12 months or if the person is a repeat offender, to a fine not exceeding S$20,000 and/or to imprisonment for a term not exceeding 12 months.

Regulation on Public Schemes

Section 6 of the Inland Revenue Authority of Singapore Act 1992 (“IRASA”) provides that the Inland Revenue Authority of Singapore (“IRAS”) is the authority to administer scheduled public schemes for and on behalf of the Singapore Government or a Singapore statutory body. As provided for in the Second Schedule of the IRASA the applicable scheduled public schemes include the Progressive Wage Credit Scheme (“PWCS”) and Senior Employment Credit. These schemes are not applicable to local government agencies, businesses not registered in Singapore, foreign high commissions, embassies, trade offices and international organizations do not qualify for PWCS.

PWCS

The PWCS is a scheme introduced by the Singapore Government in its Annual Budget of 2022 to provide transitional wage support for employers to adjust to mandatory wage increases for lower-wage workers covered by the Progressive Wage Model and Local Qualifying Salary requirements, and to support employers who voluntarily raise wages of lower-wage workers. Under this scheme, the Singapore Government will co-fund wage increases of eligible resident employees (i.e. Singapore Citizens and Permanent Residents) from 2022 to 2026 of Singapore-registered businesses.

The qualification for PWCS is automatic for the Singapore-registered business so long as the following conditions are met:

1.	the resident employee received CPF contributions from a single employer for at least 3 calendar months in the preceding calendar year;

2.	the resident employee has been on the firm’s payroll for at least 3 calendar months, and the resident employee received CPF contributions from a single employer for at least 3 calendar months in the qualifying year; and

3.	the resident employee has an average monthly wage increase of at least S$100 in the qualifying year.

The payout for the respective year by the Singapore Government to co-fund wage increases for eligible resident employees will be made by the first quarter of the following year so long as the Singapore-registered business meet the aforementioned qualifying conditions. Additional information on the PWCS can be found on the IRAS website.

Senior Employment Credit

The Senior Employment Credit is a scheme introduced by the Singapore Government in its Annual Budget of 2021 to help provide wage offsets to help employers that employ Singaporean workers (i.e. Singapore Citizens) adjust to the higher Retirement Age and Re-employment Age. Higher support will be given for the older age bands.

The qualification for the Senior Employment Credit is automatic for the Singapore-registered business so long as the following conditions are met:

1.	employ employees (Singapore Citizens) aged 60 years and above;

2.	the employee earns below S$4,000 per month; and

3.	the employer has made timely mandatory CPF contributions for the employee.

For wages paid from January to June, employers will receive the payout from the Singapore Government in September the same year. For wages paid from July to December, employers will receive the payout from the Singapore Government in March the following year. Additional information on the Senior Employment Credit can be found on the IRAS website.

Section 17F of the IRASA provides that a person commits an offence if, for the purposes of obtaining, or assisting another person to obtain, any money, credit, rebate or other grant under a scheduled public scheme, the person either gives to a public agency any information that is false or misleading in any material particular; or omits from any application, form or other document given to a public agency any material particular. Any person who contravenes the act is punishable by penalties, fines and/or imprisonment of varying severity, further details regarding the penalties can be found at the Singapore Statutes Online website.

Regulation on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “PDPA”) generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Additionally, prior to sending marketing messages addressed to Singapore telephone numbers, organizations must check the “Do-Not-Call” registries, unless clear and unambiguous consent to such marketing was obtained from the individual.

An organization is required to comply with the following obligations under the PDPA:

(a)	obtain the consent of the individual before collecting, using or disclosing his personal data, save in situations required and authorized under the PDPA or any other written law;

(b)	may collect, use or disclose personal data about an individual only for purposes that a reasonable person would consider appropriate in the circumstances and, if applicable, have been notified to the individual concerned;

(c)	notify the individual of the purpose(s) for which it intends to collect, use or disclose the individual’s personal data on or before such collection, use or disclosure of the personal data;

(d)	upon request, (i) provide an individual with his or her personal data in the possession or under the control of the organization and information about the ways in which the personal data may have been used or disclosed during the past year; and (ii) correct an error or omission in an individual’s personal data that is in the possession or under the control of the organization;

(e)	make a reasonable effort to ensure that personal data collected by or on behalf of the organization is accurate and complete if the personal data is likely to be used by the organization to make a decision that affects the individual concerned or disclosed by the organization to another organization;

(f)	protect personal data in its possession or under its control by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks;

(g)	cease to retain documents containing personal data, or remove the means by which the personal data can be associated with particular individuals as soon as it is reasonable to assume that (i) the purpose for which the personal data was collected is no longer being served by retention of the personal data; and (ii) retention is no longer necessary for legal or business purposes;

(h)	not transfer personal data to a country or territory outside Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	develop and implement the necessary policies and practices to meet its obligations under the PDPA and make information about its policies and practices available on request.

The PDPC may impose sanctions for certain failures to comply with the PDPA, including the Do-Not-Call requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of (a)(i) up to S$1 million or (ii) in the case of a contravention by an organization whose annual turnover in Singapore exceeds S$10 million, 10% of the annual turnover in Singapore of the organization, and/or (b) imprisonment. The Company has put in place a PDPA policy to ensure that it is compliant with the obligations under the PDPA.

To the best of our Directors’ knowledge, we are in compliance with all the above-mentioned government rules and regulations.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

As of the date of this annual report, APEX Global has the following subsidiaries:

●	Ascendo Global Limited, a wholly owned direct subsidiary, incorporated on April 9, 2025 under the laws of British Virgin Islands, whose principal activity is investment holding.

●	Jeneric Engineering Pte. Ltd., a wholly owned indirect subsidiary, formed on April 22, 2011 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

●	Jeneric International Pte. Ltd., a wholly owned indirect subsidiary, formed on January 5, 2009 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

●	Jeneric Marine Pte. Ltd., a wholly owned indirect subsidiary, formed on March 28, 2011 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

●	Jeneric Offshore Pte. Ltd., a wholly owned indirect subsidiary, formed on May 20, 2011 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

●	Jeneric Services Pte. Ltd., a wholly owned indirect subsidiary, formed on May 20, 2011 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

●	Jeneric Venture Pte. Ltd., a wholly owned indirect subsidiary, formed on October 29, 2019 under the laws of Singapore, whose principal activity is provision of corrosion prevention services and specialized manpower solutions.

4.D. Property, Plants and Equipment

Our principal executive office is located at 1 Tuas View Place, #03-14, Westlink One, Singapore 637433. Our principal executive office is leased from Jebs Enterprise Pte. Ltd., a company controlled by Mr. Goh Kwang Yong, our Chief Executive Officer and Chairman, at no cost.

As of the date of this annual report, our aggregate monthly rent is S$66,594 (approximately $51,790). The table below summarizes the real properties we lease.

Address		Leased/Owned	Term	Purpose
1.	1 Tuas View Place, #03-14, Westlink One, Singapore 637433	Leased	November 1, 2024 to October 31, 2026 (2 years)	Office and Warehouse
2.	2 Woodlands Sector 2 #07-11 Block B, Singapore 737723	Leased	December 1, 2025 to November 30, 2026 (1 year)	Workers’ dormitory
3.	2 Woodlands Sector 2 #12-06 Block A, Singapore 737723	Leased	August 1, 2025 to July 31, 2026 (1 year)	Workers’ dormitory
4.	2 Woodlands Sector 2 #12-09 Block A, Singapore 737723	Leased	December 1, 2025 to November 30, 2026 (1 year)	Workers’ dormitory
5.	11A Jalan Tukang #01-14/15 Block 9, Singapore 619267	Leased	October 1, 2025 to September 30, 2026 (1 year)	Workers’ dormitory
6.	Blk 11 Kian Teck Lane #04-44, Singapore 627848	Leased	January 1, 2025 to December 31, 2026 (2 years)	Workers’ dormitory
7.	Blk 15 Kian Teck Lane #03-60, Singapore 627850	Leased	January 1, 2025 to December 31, 2026 (2 years)	Workers’ dormitory
8.	Blk 13 Kian Teck Lane #01-55, Singapore 627849	Leased	January 1, 2025 to December 31, 2026 (2 years)	Workers’ dormitory
9.	Blk 7 Kian Teck Lane #04-22, Singapore 627846	Leased	January 1, 2025 to December 31, 2026 (2 years)	Workers’ dormitory
10.	6 Boon Lay Drive #08-16 Summerdale, Singapore 649927	Leased	November 15, 2025 to November 14, 2027 (2 years)	Workers’ accommodation
11.	Blk 117 Jurong East Street 13 #05-133 Ivory Heights, Singapore 600117	Leased	October 1, 2025 to September 30, 2027 (2 years)	Workers’ accommodation

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this annual report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this annual report, particularly in the sections titled “Item 3. Key Information—3.D. Risk Factors” and “Introductory Notes—Special Note Regarding Forward-Looking Statements.”

Overview

We are a specialized provider of advanced corrosion prevention, surface preparation, and maintenance solutions, catering to industries where asset longevity and structural integrity are paramount. Our core services include hydro blasting and grit blasting for surface cleaning and preparation, professional coating and painting for corrosion protection, and comprehensive maintenance and repair services for vessels operating at docks and in open waters. Additionally, we offer skilled manpower supply to support marine operations, ensuring that our clients receive high-quality, efficient, and safety-compliant solutions.

We conduct our business through six subsidiaries operating in Singapore, allowing us to deliver comprehensive solutions in the marine, offshore, and industrial sectors.

We began our operations by focusing on a single shipyard—formerly known as Sembcorp Marine—where we concentrated our resources on mastering core service areas. This initial yard served as a proving ground for refining project management strategies, implementing best practices, and building a reputation for quality and reliability. Our deep understanding of site operations has enabled us to become a valued long-term partner and fostered a collaborative, growth-oriented culture.

As demand for our services grew, we have gradually expanded beyond our first yard, undertaking multiple projects simultaneously and building a strong track record in Singapore. Today, we have established working relationships with major shipyards in Singapore. This organic growth reflects our ability to scale responsibly while maintaining the high standards that distinguish our service offerings.

We distinguish ourselves through a commitment to quality, safety, and continuous improvement. Our mission focuses on enhancing worker expertise, improving efficiency and productivity, prioritizing environmental safety, and fostering a culture of safety awareness. We maintain a strong emphasis on training, ensuring our workforce is equipped with the necessary skills to deliver high-quality work. Our dedication to safety is reinforced by our strong compliance track record, maintaining operations with no lost-time accidents.

Recent Developments

Since December 31, 2025, we have not experienced any uncertainties, demands, commitments, or trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would render reported financial information not indicative of future operating results or financial condition.

Our revenue performance during the current fiscal year ending December 31, 2026 has remained consistent with that of the fiscal year ended December 31, 2025, and we expect to remain profitable for the current fiscal year. We continue to maintain sufficient liquidity, and our capital resources have remained largely unchanged from the prior fiscal year.

We have not observed any material changes in customer demand, significant supply chain disruptions, or notable fluctuations in the cost of sales. However, ongoing geopolitical conflicts have contributed to global energy market volatility, resulting in increased fuel prices. To date, such increases have not had a material impact on our cost of sales or operating results. In addition, there have been no material changes in the regulatory environment affecting our business, nor have we encountered currency fluctuations that would materially affect our financial condition or operating results.

Based on the information currently available, we do not anticipate any material trends, uncertainties, or events that would materially affect our financial condition or future operating results.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Revenue	6,969,041	8,961,092	8,696,136	264,956	3.05%

Cost of revenue	(3,469,007)	(4,460,598)	(4,364,099)	(96,499)	2.21%

Gross profit	3,500,034	4,500,494	4,332,037	168,457	3.89%

Operating expenses:
General and administrative expenses	(2,536,613)	(3,261,686)	(2,790,147)	(471,539)	16.90%
Total operating expenses	(2,536,613)	(3,261,686)	(2,790,147)	(471,539)	16.90%

Income from operations	963,421	1,238,808	1,541,890	(303,082)	(19.66)%

Other income (expense):
Finance costs	(218,127)	(280,477)	(323,091)	42,614	(13.19)%
Other interest expense	(10,240)	(13,167)	-	(13,167)	-
Other income	53,801	69,179	186,905	(117,726)	(62.99)%
Total other (expense), net	(174,566)	(224,465)	(136,186)	(88,279)	64.82%

Income before income taxes	788,855	1,014,343	1,405,704	(391,361)	(27.84)%

Income tax expense	(4,945)	(6,358)	(38,636)	32,278	(83.54)%

Net income	783,910	1,007,985	1,367,068	(359,083)	(26.27)%

Revenue

As set forth in the following table, during the fiscal years ended December 31, 2025 and 2024, our revenue was derived from corrosion prevention services and manpower supply services in Singapore:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Corrosion prevention services
- Third parties	5,886,935	7,569,673	7,727,329	(157,656)	(2.04)%
Manpower supply services
- Third parties	1,044,776	1,343,419	920,807	422,612	45.90%
- Related party	37,330	48,000	48,000	-	-
Total	6,969,041	8,961,092	8,696,136	264,956	3.05%

For the fiscal years ended December 31, 2025 and 2024, our revenue increased from S$8,696,136 in 2024 to S$8,961,092 (approximately US$6,969,041) in 2025, representing an increase of S$264,956 (approximately US$206,056), or 3.05%. The increase was primarily attributable to higher demand for manpower supply from local third-party customers, mainly shipyards, driven by continued workforce shortages in Singapore’s labor-intensive offshore and marine industry, as well as by shipyards’ strong project pipeline, with higher order books extending into multiple years, which created consistent manpower demand.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Copper slag	362,426	466,022	234,670	231,352	98.59%
Diesel for equipment	287,061	369,115	372,630	(3,515)	(0.94)%
Foreign worker levy	362,093	465,595	480,095	(14,500)	(3.02)%
Rental of equipment	699,010	898,817	1,160,057	(261,240)	(22.52)%
Tools and consumables	227,344	292,329	88,180	204,149	231.51%
Workers’ wages and salaries	1,492,301	1,918,865	1,949,947	(31,082)	(1.59)%
Other miscellaneous cost	38,772	49,855	78,520	(28,665)	(36.51)%
Total	3,469,007	4,460,598	4,364,099	96,499	2.21%

For the fiscal years ended December 31, 2025 and 2024, our cost of revenue was S$4,460,598 (approximately US$3,469,007) and S$4,364,099, respectively, representing an increase of S$96,499 (approximately US$75,047), or 2.21%. The increase was mainly attributable to higher copper slag purchases (an increase of S$231,352, approximately US$179,922) and tools and consumables purchases (an increase of S$204,149, approximately US$158,767). The increase was partially offset by a decrease in rental of equipment (a decrease of S$261,240, approximately US$203,166) and direct labor costs comprising workers’ wages and foreign worker levy (a decrease of S$45,582, approximately US$35,449).

Copper slag is primarily used for grit blasting. The increase in copper slag purchases was primarily due to a higher volume of grit blasting jobs. Tools and consumables primarily refer to items used in the course of our services, such as safety helmets, safety goggles, spray tips, leather gloves, etc. The increase in tools and consumables purchases was mainly due to the replenishment of stock levels to support ongoing operations.

Rental of equipment represents the leasing of equipment primarily from a related party. The decrease in equipment rental was mainly attributable to better utilization of owned equipment, as well as a change in project mix, with more smaller-scale or shorter-duration jobs that required less rented equipment. The decrease in direct labor costs was mainly attributable to the lower headcount of foreign workers.

Gross Profit and Gross Profit Margin

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Gross profit	3,500,034	4,500,494	4,332,037	168,457	3.89%

Gross profit margin	50%	50%	50%		-

For the fiscal years ended December 31, 2025 and 2024, our gross profit was S$4,500,494 (approximately US$3,500,034) and S$4,332,037, respectively. Our gross profit margin remained constant at 50% in both years.

General and Administrative Expenses

The following table sets forth the breakdown of our general and administrative expenses for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Bad debts written-off	142,762	183,570	-	183,570	N/A
Depreciation and amortization expenses	73,444	94,437	212,837	(118,400)	(55.63)%
Operating lease expense	292,546	376,168	294,819	81,349	27.59%
Staff costs (including directors’ remuneration)	1,263,340	1,624,457	1,416,048	208,409	14.72%
Workers’ lodging and expenses	427,773	550,049	474,802	75,247	15.85%
Other expenses	336,748	433,005	391,641	41,364	10.56%
Total	2,536,613	3,261,686	2,790,147	471,539	16.90%

For the fiscal years ended December 31, 2025 and 2024, our general and administrative expenses was S$3,261,686 (approximately US$2,536,613) and S$2,790,147, respectively, representing an increase of S$471,539 (approximately US$366,716), or 16.90%.

Bad debts written-off represent trade receivables due from a third-party customer that were assessed to be irrecoverable based on management’s assessment of aging, collection efforts, and the customer’s financial condition.

Depreciation expense is charged on our plant and equipment which included (i) machineries, (ii) motor vehicles, and (iii) forklift. Amortization expense is charged on our finance lease right-of-use assets. The decrease was mainly attributable to the disposal of plant and equipment and finance lease right-of-use assets during 2024. A total of seven units of high-pressure pumps were disposed of in 2024. In addition, certain finance lease right-of-use assets were fully amortized in 2024. As a result, fewer units of plant and equipment and finance lease right-of-use assets were subject to depreciation and amortization in 2025, leading to lower depreciation and amortization expenses compared to 2024.

Operating lease expense represents the total lease cost recognized on a straight-line basis over the lease term under ASC 842, relating to operating lease right-of-use assets and corresponding lease liabilities. The increase was mainly attributable to two new operating leases that commenced in 2025, as well as an increase in monthly lease expenses upon renewal of four existing operating leases.

Staff costs mainly represent office staff salaries and contribution to Central Provident Fund (“CPF”), a mandatory social security scheme in Singapore, for our employees’ remuneration. The increase in staff costs was primarily due to higher headcount, as we recruited additional staff to support business operations and growth.

Workers’ lodging and expenses represent short-term leases of workers’ dormitories, workers’ food expenses, and other worker-related expenses. The increase was mainly attributable to higher workers’ lodging expenses, driven by (i) an increase in monthly lease rate following the renewal of one lease in October 2025, and (ii) the longer lease recognition period in 2025 for a lease that commenced in mid-October 2024, which was only partially recognized in 2024.

Other expenses primarily comprised entertainment, petrol and diesel for motor vehicles, rental of shipyard offices, telecommunication and utilities, insurance, upkeep of motor vehicles, staff and workers’ medical expenses, and other operating expenses.

Finance Costs

The following table sets forth the breakdown of our finance costs for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Bank borrowings interest	109,710	141,070	147,602	(6,532)	(4.43)%
Finance lease liabilities interest	3,325	4,275	5,113	(838)	(16.39)%
Invoice financing charges	105,092	135,132	170,376	(35,244)	(20.69)%
Total	218,127	280,477	323,091	(42,614)	(13.19)%

Our interest expense was S$280,477 (approximately US$218,127) for the fiscal year ended December 31, 2025, as compared to S$323,091 for the fiscal year ended December 31, 2024, a decrease of S$42,614 (approximately US$33,141), or 13.19%. The decrease was primarily due to lower invoice financing charges, as we have fully repaid and cancelled an invoice financing facility in 2025.

Other Interest Expense

Other interest expense represents interest incurred on the Goods and Services Tax (GST) instalment plan for the fiscal year ended December 31, 2025, amounting to S$13,167 (approximately US$10,240). No such interest was incurred for the fiscal year ended December 31, 2024.

Other Income

The following table sets forth the breakdown of our other income for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Years Ended December 31,
	2025	2025	2024	Variance	%
	US$	S$	S$	S$

Fair value gain on other investment	5,127	6,592	-	6,592	N/A
Government grants	39,044	50,204	75,798	(25,594)	(33.77)%
Gain on disposal of plant and equipment	-	-	89,386	(89,386)	(100.00)%
Gain on disposal of right-of-use assets	-	-	21,721	(21,721)	(100.00)%
Other income	9,630	12,383	-	12,383	N/A
Total	53,801	69,179	186,905	(117,726)	(62.99)%

Our other income was S$69,179 (approximately US$53,801) for the fiscal year ended December 31, 2025, compared to S$186,905 for the fiscal year ended December 31, 2024, a decrease of S$117,726 (approximately US$91,556), or 62.99%. The decrease was primarily due to the gain on disposal of plant and equipment recognized in 2024, whereas no such disposal occurred in 2025.

Government grants were mainly comprised of: -

(i)	Progressive Wages Credit Scheme (PWCS): The PWCS is a wage support initiative introduced by the Singapore Government to help employers co-fund wage increases for lower-wage workers. It supports companies in adjusting to mandatory wage increases and encourages employers to voluntarily raise wages of eligible workers.

(ii)	Senior Employment Credit: The Senior Employment Credit is a wage support scheme introduced by the Singapore Government to encourage employers to hire and retain older Singaporean workers.

(iii)	Corporate Income Tax (CIT) Rebate Cash Grant: The CIT Rebate Cash Grant is a support measure introduced by the Singapore Government to provide cash payouts to companies to help ease business costs. Eligibility is generally limited to active companies that have made CPF contributions for at least one local employee in the relevant year of assessment.

Income Tax Expense

Profit before income tax is subject to a corporate tax rate of 17% in Singapore.

For the fiscal year ended December 31, 2025, our income tax expense was S$6,358 (approximately US$4,945). Our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 0.63%, primarily due to the utilization of unused tax losses, as well as the reversal of temporary differences related to deferred tax.

For the fiscal year ended December 31, 2024, our income tax expense was S$38,636 (approximately US$28,282). Our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 2.75%, primarily due to the utilization of unused tax losses and capital allowances.

Net Income

As a result of the foregoing, our net income amounted to S$1,007,985 (approximately US$783,910) and S$1,367,068 for the fiscal years ended December 31, 2025 and 2024, respectively. The decrease in net income was mainly attributable to higher operating expenses, particularly bad debts written off, operating lease expense, staff costs, and workers’ lodging and expenses. In addition, other income decreased in 2025, mainly due to the absence of gains on disposal of plant and equipment. Consequently, notwithstanding higher gross profit, the increase in operating expenses and the decrease in other income resulted in lower net income in 2025 as compared to 2024.

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Revenue	6,365,572	8,696,136	8,000,921	695,215	8.69%

Cost of revenue	(3,194,521)	(4,364,099)	(4,954,702)	590,603	(11.92)%

Gross profit	3,171,051	4,332,037	3,046,219	1,285,818	42.21%

Operating expenses:
General and administrative expenses	(2,042,387)	(2,790,147)	(2,761,082)	(29,065)	1.05%
Total operating expenses	(2,042,387)	(2,790,147)	(2,761,082)	(29,065)	1.05%

Income from operations	1,128,664	1,541,890	285,137	1,256,753	440.75%

Other income (expense):
Finance costs	(236,503)	(323,091)	(261,778)	(61,313)	23.42%
Other income	136,815	186,905	72,318	114,587	158.45%
Total other (expense), net	(99,688)	(136,186)	(189,460)	53,274	(28.12)%

Income before income taxes	1,028,976	1,405,704	95,677	1,310,027	1,369.22%

Income tax (expense) credit	(28,282)	(38,636)	8,005	(46,641)	582.65%

Net income	1,000,694	1,367,068	103,682	1,263,386	1,218.52%

Revenue

As set forth in the following table, during the fiscal years ended December 31, 2024 and 2023, our revenue was derived from corrosion prevention services and manpower supply services in Singapore:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Corrosion prevention services
- Third parties	5,656,405	7,727,329	7,248,430	478,899	6.61%
- Related party	-	-	360,000	(360,000)	(100.00)%
Manpower supply services
- Third parties	674,031	920,807	392,491	528,316	134.61%
- Related party	35,136	48,000	-	48,000	0.00%
Total	6,365,572	8,696,136	8,000,921	695,215	8.69%

For the fiscal years ended December 31, 2024 and 2023, our revenue increased from S$8,000,921 in 2023 to S$8,696,136 (approximately US$6,365,572) in 2024, representing an increase of S$695,215 (approximately US$508,897), or 8.69%. The increase was primarily attributable to higher demand for manpower supply from local third-party customers, driven by the post-COVID recovery in offshore and marine activities and continued workforce shortages in Singapore’s labor-intensive offshore and marine industry.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Copper slag	171,779	234,670	448,423	(213,753)	(47.67)%
Diesel for equipment	272,765	372,630	415,272	(42,642)	(10.27)%
Foreign worker levy	351,430	480,095	422,878	57,217	13.53%
Rental of equipment	849,162	1,160,057	1,336,367	(176,310)	(13.19)%
Subcontractor charges	-	-	209,309	(209,309)	(100.00)%
Tools and consumables	64,548	88,180	192,224	(104,044)	(54.13)%
Workers’ wages and salaries	1,427,361	1,949,947	1,912,644	37,303	1.95%
Other miscellaneous cost	57,476	78,520	17,585	60,935	346.52%
Total	3,194,521	4,364,099	4,954,702	(590,603)	(11.92)%

For the fiscal years ended December 31, 2024 and 2023, our cost of revenues decreased from S$4,954,702 in 2023 to S$4,364,099 (approximately US$3,194,521) in 2024, representing a decrease of S$590,603 (approximately US$432,321), or 11.92%. The decrease was mainly attributable to the decrease in copper slag purchases (decrease by S$213,753, approximately US$156,467), subcontractor charges (decrease by S$209,309, approximately US$153,214) and tools and consumables purchases (decrease by S$104,044, approximately US$76,160).

Copper slag is primarily used for grit blasting. The decrease in copper slag purchases was mainly due to fewer grit blasting jobs in 2024. Subcontractor charges primarily represent manpower supplied by third-party vendors. The decrease in subcontractor charges was mainly due to the absence of demand for external manpower, as we had sufficient internal manpower in 2024. Tools and consumables primarily refer to items used in the course of our services, such as safety helmets, safety goggles, spray tips, leather gloves, etc. The decrease in tools and consumables purchases was mainly due to our maintaining an adequate stock levels, which reduced the need for additional purchases in 2024.

Gross Profit and Gross Profit Margin

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Gross profit	3,171,051	4,332,037	3,046,219	1,285,818	42.21%

Gross profit margin	50%	50%	38%		12%

For the fiscal years ended December 31, 2024 and 2023, our gross profit increased from S$3,046,219 in 2023 to S$4,332,037 (approximately US$3,171,051) in 2024. Our gross profit margin increased from 38% in 2023 to 50% in 2024, representing an increase of 12%, driven by higher revenue and effective management that lowered the cost of revenue.

General and Administrative Expenses

The following table sets forth the breakdown of our general and administrative expenses for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Depreciation and amortization expenses	155,797	212,837	303,031	(90,194)	(29.76)%
Operating lease expense	215,808	294,819	235,134	59,685	25.38%
Staff costs (including director’s remuneration)	1,036,547	1,416,048	1,352,572	63,476	4.69%
Workers’ lodging and expenses	347,555	474,802	303,558	171,244	56.41%
Other expenses	286,680	391,641	566,787	(175,146)	(30.90)%
Total	2,042,387	2,790,147	2,761,082	29,065	1.05%

For the fiscal years ended December 31, 2024 and 2023, our general and administrative expenses increased from S$2,761,082 in 2023 to S$2,790,147 (approximately US$2,042,387) in 2024, representing an increase of S$29,065 (approximately US$21,276), or 1.05%.

Depreciation expense is charged on our plant and equipment which included (i) machineries, (ii) motor vehicles, and (iii) forklift. Amortization expense is charged on our finance lease right-of-use assets. The decrease was mainly attributable to the disposal of plant and equipment and finance lease right-of-use assets, resulting in lower depreciation and amortization expenses.

Operating lease expense represents the total lease cost recognized on a straight-line basis over the lease term under ASC 842, relating to operating lease right-of-use assets and corresponding lease liabilities.

Staff costs mainly represent the salaries and contribution to Central Provident Fund (“CPF”), a mandatory social security scheme in Singapore, for our employees’ remuneration. Our staff costs remained consistent at approximately S$1.4 million for the fiscal years ended December 31, 2024, and 2023.

Workers’ lodging and expenses represent short-term lease of workers’ dormitories and other workers expenses. The increase was mainly attributable to higher monthly lease payments, as well as the addition of one more leased dormitory in 2024.

Other expenses were mainly comprised of entertainment, insurance, petrol expenses, rental of shipyard office, telecommunication expenses, utilities expenses and other miscellaneous expenses.

Finance Costs

The following table sets forth the breakdown of our finance costs for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$
Bank borrowings interest	108,045	147,602	177,669	(30,067)	(16.92)%
Finance lease liabilities interest	3,743	5,113	13,362	(8,249)	(61.73)%
Invoice financing charges	124,715	170,376	70,747	99,629	140.82%
Total	236,503	323,091	261,778	61,313	23.42%

Our interest expense was S$323,091 (approximately US$236,503) for the fiscal year ended December 31, 2024, as compared to S$261,778 for the fiscal year ended December 31, 2023, an increase of S$61,313 (approximately US$44,881), or 23.42%. The increase was primarily due to the invoice financing charges, as we obtained additional invoice financing in 2024.

Other Income

The following table sets forth the breakdown of our other income for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years Ended December 31,
	2024	2024	2023	Variance	%
	US$	S$	S$	S$

Fair value gain on other investment	-	-	1,500	(1,500)	(100.00)%
Government grants	55,484	75,798	35,062	40,736	116.18%
Gain on disposal of plant and equipment	65,431	89,386	15,093	74,293	492.23%
Gain on disposal of right-of-use assets	15,900	21,721	12,670	9,051	71.44%
Other income	-	-	7,993	(7,993)	(100.00)%
Total	136,815	186,905	72,318	114,587	158.45%

Our other income was S$186,905 (approximately US$136,815) for the fiscal year ended December 31, 2024, as compared to S$72,318 for the fiscal year ended December 31, 2023, an increase of S$114,587 (approximately US$83,878), or 158.45%. The increase was primarily due to an increase in gain on disposal of plant and equipment and right-of-use assets, and government grants.

Government grants were mainly comprised of:

(i)	Progressive Wages Credit Scheme (PWCS): The PWCS is a wage support initiative introduced by the Singapore Government to help employers co-fund wage increases for lower-wage workers. It supports companies in adjusting to mandatory wage increases and encourages employers to voluntarily raise wages of eligible workers.

(ii)	Senior Employment Credit: The Senior Employment Credit is a wage support scheme introduced by the Singapore Government to encourage employers to hire and retain older Singaporean workers.

Income Tax Expense (Credit)

Profit before income tax is subject to a corporate tax rate of 17% in Singapore.

For the fiscal year ended December 31, 2024, our income tax expense was S$38,636 (approximately US$28,282). Our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 2.75%, primarily due to the utilization of unused tax losses and capital allowances. The increase in income tax expense was generally in line with the increase in profit for the fiscal year.

For the fiscal year ended December 31, 2023, our income tax credit was S$8,005. Our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 7.23%, mainly due to an increase in income not subject to tax and the utilization of unused tax losses and capital allowances. There was also a reversal of temporary differences amounting to S$8,613 and a corporate income tax (CIT) rebate cash grant of S$6,000.

Net Income

As a result of the foregoing, our net income amounted to S$1,367,068 (approximately US$1,000,694) and S$103,682 for the fiscal years ended December 31, 2024 and 2023, respectively. The increase in net income was mainly driven by higher revenue, other income, and effective cost management that lowered the cost of revenue.

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and bank borrowings. We plan to support our future operations primarily from cash generated from our operations and proceeds from this initial public offering.

As reflected in our audited consolidated financial statements, we had a net income of S$1,007,985 (approximately US$783,910) for the fiscal year ended December 31, 2025, as compared to a net income of S$1,367,068 and S$103,682 for the fiscal years ended December 31, 2024 and 2023, respectively. As of December 31, 2025, 2024, and 2023, we had cash of S$1,132,117 (approximately US$880,447), S$2,045,509, and S$1,776,304, respectively.

We had net assets of S$2,938,924 (approximately US$2,285,602), S$4,529,092, and S$3,162,024 as of December 31, 2025, 2024, and 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of December 31, 2025, 2024, and 2023, we had outstanding bank borrowings balances of S$2,909,278 (approximately US$2,262,545), S$4,117,146, and S$4,321,767, respectively, which are payable over three to seven years and bear annual interest rates ranging from 2.3% to 10.0% in 2025 and from 2.0% to 10.0% in both 2024 and 2023.

We believe that our existing cash balances, together with cash flows generated from operating activities and available bank borrowings, will be adequate to meet our working capital and capital expenditure requirements, consistent with our historical funding needs. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the issuance of equity.

Summary of Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2025, 2024, and 2023:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Net cash provided by (used in) operating activities	1,078,057	1,386,212	1,401,302	(81,305)
Net cash used in investing activities	(40,842)	(52,517)	(27,712)	-
Net cash (used in) provided by financing activities	(1,747,560)	(2,247,087)	(1,104,385)	11,132
Net changes in cash and cash equivalents	(710,345)	(913,392)	269,205	(70,173)
Cash and cash equivalents at beginning of year	1,590,792	2,045,509	1,776,304	1,846,477
Cash and cash equivalents at end of year	880,447	1,132,117	2,045,509	1,776,304

Operating Activities

Net cash provided by operating activities amounted to S$1,386,212 (approximately US$1,078,057) for the fiscal year ended December 31, 2025, mainly derived from:

(i)	net income of S$1,007,985 (approximately US$783,910);

(ii)	various non-cash items of S$605,253 (approximately US$470,705), such as depreciation of plant and equipment, amortization of right-of-use assets, bad debts written-off, deferred tax adjustments and fair value gain on other investments;

(iii)	a decrease in accounts receivable and other current assets of S$1,724,475 (approximately US$1,341,125); which were partially offset by

(iv)	an increase in contract assets of S$1,028,638 (approximately US$799,972);

(v)	a decrease in accounts payable, accrued liabilities and other payables and operating lease liabilities of S$938,273 (approximately US$729,695); and

(vi)	an increase of income tax payable of S$15,410 (approximately US$11,984).

Net cash provided by operating activities amounted to S$1,401,302 (approximately US$1,025,753) for the fiscal year ended December 31, 2024, mainly derived from:

(i)	net income of S$1,367,068;

(ii)	various non-cash items of S$383,483, such as depreciation of plant and equipment, amortization of right-of-use assets, and gain on disposal of plant and equipment/right-of-use assets;

(iii)	an increase in accounts receivables and other current assets of S$669,511;

(iv)	a decrease in contract assets and income tax receivable of S$78,119; which were partially offset by

(v)	an increase in accounts payable, accrued liabilities and other payables, and income tax payable of S$523,920; and

(vi)	a decrease in operating lease liabilities of S$281,777.

Net cash used in operating activities amounted to S$81,305 for the fiscal year ended December 31, 2023, mainly derived from:

(i)	net income of S$103,682;

(ii)	various non-cash items of S$492,012, such as depreciation of plant and equipment, amortization of right-of-use assets, gain on disposal of plant and equipment/right-of-use assets, and fair value gain on other investments;

(iii)	a decrease in accounts receivables of S$1,540,992;

(iv)	an increase in contract assets, other current assets and income tax receivable of S$955,819;

(v)	a decrease in accounts payable, contract liabilities, and accrued liabilities and other payables of S$1,047,408, which were offset by an increase in income tax payable of S$3,773; and

(vi)	a decrease in operating lease liabilities of S$218,537.

Investing Activities

Net cash used in investing activities amounted to S$52,517 (approximately US$40,842) for the fiscal year ended December 31, 2025, representing the purchase of plant and equipment.

Net cash used in investing activities amounted to S$27,712 for the fiscal year ended December 31, 2024, representing the purchase of other investment, specifically a keyman insurance policy.

Net cash used in investing activities was nil for the fiscal year ended December 31, 2023.

Financing Activities

Net cash used in financing activities amounted to S$2,247,087 (approximately US$1,747,560) for the fiscal year ended December 31, 2025, primarily attributable to:

(i)	repayment of bank borrowings and finance lease liabilities totaling S$1,251,967 (approximately US$973,655);

(ii)	payment of deferred offering cost amounting to S$1,091,021 (approximately US$848,487); and

(iii)	repayment to related parties amounting to S$55,400 (approximately US$43,085).

These cash outflows were partially offset by a repayment from related parties amounting to S$106,219 (approximately US$82,607) and share subscription received amounting to S$45,082 (approximately US$35,060).

Net cash used in financing activities amounted to S$1,104,385 for the fiscal year ended December 31, 2024, primarily attributable to:

(i)	repayment of bank borrowings and finance lease liabilities amounting to S$324,139;

(ii)	advances to related parties amounting to S$368,881; and

(iii)	repayment to related parties and director amounting to S$411,365.

Net cash provided by financing activities amounted to S$11,132 for the fiscal year ended December 31, 2023, primarily attributable to:

(i)	proceeds from bank borrowings of S$492,410, which were offset by repayment of finance lease liabilities of S$258,211;

(ii)	repayment from related parties of S$483,335; and

(iii)	repayment to related parties and director of S$706,402.

Off-Balance Sheet Arrangement

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies,” we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2025, 2024, and 2023, we have no material contingencies.

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
	Total	Total	Within 1 year	Within 2 to 5 years
	US$	S$	S$	S$

Bank borrowings	2,389,937	3,073,084	2,139,237	933,847
Lease commitments	380,336	489,052	394,052	95,000
Total	2,770,273	3,562,136	2,533,289	1,028,847

The Company also incurs short-term lease expenses under arrangements with terms of 12 months or less. These leases are not included in the table above as they are not recognized on the balance sheet and are expensed as incurred.

5.C. Research and Development, Patents, Licenses, Etc.

See “Item 4. Information on the Company—4.B. Business Overview.”

5.D. Trend Information

We believe the following trends are likely to affect the industries we operate in and, as a result, our company:

●	Marine and Offshore Industry Activity. Demand for our services is significantly influenced by activity levels in Singapore’s shipbuilding and ship repair industry. Factors such as global shipping rates, new vessel orders, and maintenance cycles can impact demand for corrosion prevention and maintenance services.

●	Regulatory Requirements. Increasingly stringent environmental and safety regulations may drive demand for high-quality corrosion prevention services. Our compliance with industry standards and certifications positions us well to meet these requirements.

●	Labor Market Conditions. The availability and cost of skilled labor in Singapore can impact our ability to provide services and our operating costs. We continuously monitor labor market conditions and invest in training to maintain a skilled workforce.

●	Macroeconomic Conditions. Global economic factors, including oil prices and trade patterns, can affect the marine and offshore industries and, consequently, demand for our services. We continuously monitor these factors to anticipate changes in demand.

●	Technological Advancement. Advances in corrosion prevention technologies, coatings, and surface preparation methods may create new opportunities for service providers who stay current with industry developments.

5.E. Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Our significant accounting policies are discussed in Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements and related notes included elsewhere in this annual report. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We account for our revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

1.	Identify the contract(s) with a client;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

We provide corrosion prevention services, comprising blasting and painting services. Revenue from corrosion prevention services is recognized over time based on the stage of completion or to the extent of contract costs incurred where it is probable that those costs will be recoverable.

We also provide manpower supply services to customers, including the provision of skilled labor, typically on a time-based (hourly) billing structure. Revenue is recognized over time as the services are rendered, as the customer simultaneously receives and consumes the benefits of the Company’s performance.

Allowance for expected credit loss on accounts receivable

We determine the adequacy of allowances for expected credit loss on accounts receivable based on individual account analysis and historical collection trends. We establish a provision for expected credit losses when there is objective evidence that we may not be able to collect amounts due. The allowance for expected credit loss is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of creditworthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of December 31, 2025 and 2024, we did not record any allowance for expected credit losses for accounts receivable.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies” included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Goh Kwang Yong	54	Chairman of the Board of Directors and Chief Executive Officer
Wan Hwee Chein	53	Director and Chief Operating Officer
Foo Ling Han	42	Chief Financial Officer
Lok Tze Kong	40	Independent Director
Yang Pik Wei	52	Independent Director
Yap Jin Yuan	39	Independent Director

Goh Kwang Yong. Mr. Goh has served as APEX Global’s Chairman of the Board and Chief Executive Officer since May 20, 2025. Mr. Goh is a seasoned professional in the marine industry with extensive experience since 1998. He founded our subsidiary, Jeneric International Pte. Ltd., in 2009, where he successfully drove strategic planning and identified key opportunities for growth. His career is marked by a deep expertise in the marine and oil & gas industries. Prior to establishing our business, Mr. Goh founded the Hypex Group of Companies in Singapore in 2002 and served as its Managing Director until 2009. Earlier in his career, Mr. Goh held multiple roles at Allbest Marine Engineering Pte. Ltd. in Singapore, advancing from Operations Executive to General Manager from 1998 to 2002. Mr. Goh holds a bachelor’s degree in business (banking) from Nanyang Technological University in Singapore, equipping him with a strong foundation in business management and finance.

Wan Hwee Chein. Ms. Wan has served as APEX Global’s director and Chief Operating Officer since May 20, 2025. Ms. Wan is an experienced professional who has accumulated over 20 years of professional experience. In 2009, she joined our subsidiary, Jeneric International Pte. Ltd., as the General Manager, where she has been instrumental in overseeing the administration, purchasing, and human resource functions for the Company and has played a key role in driving our organizational efficiency. Ms. Wan holds a Bachelor of Science (Economics) degree in Management Studies from the University of London, which has equipped her with a strong foundation in monitoring financial performances and streamlining operational procedures.

Foo Ling Han. Mr. Foo has served as APEX Global’s Chief Financial Officer since May 20, 2025. Mr. Foo is an experienced finance professional with nearly 20 years of experience in audit, accounting, and financial reporting. From April 2017 to December 2024, Mr. Foo served as an Audit Manager at Hall Chadwick Assurance PAC (formerly known as Assurance PAC), a Singapore-based public accounting firm, where he led audit engagements for clients across various industries and advised on complex U.S. GAAP, Singapore Financial Reporting Standards (FRS), and International Financial Reporting Standards (IFRS) matters. Prior to that, he held audit and finance roles at several firms in senior positions. Mr. Foo holds a Bachelor of Arts (Hons) degree in Accounting from the University of Bedfordshire.

Lok Tze Kong. Mr. Lok has served as APEX Global’s independent director since May 20, 2025. Mr. Lok has more than ten years of engineering and management experience in industrial sectors. Since May 2021, he has been serving as the financial vice president for Hempel (Malaysia) Sdn. Bhd, where he oversees commercial and finance functions for engineering services across Southeast Asia and supervises overall internal control relating to business operations and financial reporting. From June 2018 to April 2021, he served as an operation manager at Dayang Enterprise Holdings Berhad. From July 2014 to May 2018, Mr. Lok was a senior engineer at Bahru Stainless Sdn Bhd. Mr. Lok earned his Bachelor of Science degree in Mechanical Engineering from Universiti Teknologi Malaysia in 2008, and his Master in Business Administration degree from University of Malaya in 2013. He has also completed annual continuing-professional-development workshops covering International Financial Reporting Standards (IFRS) and basic corporate-reporting requirements in Singapore and Malaysia.

Yang Pik Wei. Mr. Yang has served as APEX Global’s independent director since May 20, 2025. Mr. Yang is the co-founder of Axxel Marketing Pte Ltd, an SME1000 company in Singapore with subsidiaries in Singapore, Malaysia, China and Vietnam. He had been a member of the Board of Directors for Axxel Marketing Pte Ltd for 19 years from 2003 until 2022, and has served as the chief executive officer of Axxel Marketing Pte Ltd since 2018. Mr. Yang graduated from Nanyang Technological University in 1996 with a Bachelor’s Degree in Business Studies (Banking).

Yap Jin Yuan. Mr. Yap has served as APEX Global’s independent director since August 7, 2025. Since March 2022, he has been an engineering advisor with Tenaga Nasional Berhad, a Malaysian public company, reviewing power-plant maintenance plans, equipment records, and safety documentation. From June 2017 to February 2022, he worked as a reliability engineer at Petronas Gas Berhad, a Malaysian public company, coordinating scheduled shutdowns, and preparing compliance reports. Mr. Yap earned a Bachelor of Engineering degree in Mechanical Engineering from UCSI University in 2009.

Other than Goh Kwang Yong and Wan Hwee Chein being spouses, no family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation

Currently, there are no requirements for disclosure of the compensation of officers and directors on an individual basis for our most recently completed fiscal year under British Virgin Islands law. For the fiscal year ended December 31, 2025, we paid aggregate compensation of approximately S$602,338 (approximately $468,438) to our directors and executive officers as a group, including salaries and employer’s contribution to the Central Provident Fund, a mandatory social security scheme in Singapore. We did not pay any other compensation or benefits in kind to our directors and executive officers. None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended December 31, 2025. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five (5) directors, three of whom are independent within the meaning of Nasdaq’s rules: Lok Tze Kong, Yang Pik Wei, and Yap Jin Yuan.

A director is not required to hold any shares in APEX Global to qualify to serve as a director of APEX Global. The board of directors of APEX Global may exercise all the powers of APEX Global to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third-party.

A director of APEX Global who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with APEX Global is required to declare the nature of his interest to the board of directors of APEX Global. Following a declaration being made, subject to any separate requirement for any audit committee approval under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

We have established a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors and adopted a charter for each committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee of APEX Global consists of three directors, namely, Lok Tze Kong, Yang Pik Wei and Yap Jin Yuan, each of whom satisfies the “independence” requirements under the rules of Nasdaq and SEC. Each member of our audit committee is financially literate. Lok Tze Kong serves as the chairperson of our audit committee. The board of directors of APEX Global has also determined that Lok Tze Kong qualifies as an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of ethics and business conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee of APEX Global consists of three directors, namely, Lok Tze Kong, Yang Pik Wei and Yap Jin Yuan, each of whom satisfies the “independence” requirements under the rules of Nasdaq and SEC. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Yang Pik Wei serves as the chairperson of our compensation committee. The compensation committee assists the board of directors of APEX Global in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of APEX Global consists of three directors, namely, Lok Tze Kong, Yang Pik Wei and Yap Jin Yuan, each of whom satisfies the “independence” requirements under the rules of Nasdaq and SEC. Yap Jin Yuan serves as the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors of APEX Global in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under British Virgin Islands law, the directors of APEX Global owe fiduciary duties to APEX Global, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of APEX Global. The directors of APEX Global must also exercise their powers only for a proper purpose. The directors of APEX Global also owe to APEX Global a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in British Virgin Islands. In fulfilling their duty of care to APEX Global, its directors must ensure compliance with the Memorandum and Articles of Association. APEX Global has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of APEX Global if a duty owed by the directors of APEX Global is breached. You should refer to “Description of Shares—Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

The functions and powers of the board of directors of APEX Global include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of APEX Global, including the registering of such shares in the share register of APEX Global.

Terms of Directors and Officers

Directors of APEX Global may be elected by a shareholder resolution. In addition, the board of directors of APEX Global may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on its board or as an addition to the existing board. Officers of APEX Global are elected by and serve at the discretion of the board of directors of APEX Global. The directors of APEX Global are not subject to a term of office and will hold office until such time as they resign or otherwise removed from office by ordinary resolution of the shareholders. A director will cease to be a director automatically if, among other thing, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of British Virgin Islands or any other provisions of our Memorandum and Articles of Association.

Employment Agreements

APEX Global has entered into service agreements with its officers governed under Singapore law in the form filed as an exhibit to this annual report. Under such agreements, each executive officer is employed for an initial term of one (1) year, with automatic renewals on a one-year basis, unless earlier terminated in accordance with the agreement’s terms. The officer’s annual salary is payable in twelve equal monthly installments, and he or she will be eligible to receive an annual performance-based and/or variable bonus, payable in cash and/or shares, as determined by our board of directors and compensation committee in their discretion based on, among other factors, the profitability of the Company. In addition, the agreement provides that the officer will be eligible to participate in any share option or equity incentive plan that may be adopted by the Company, at the discretion of the board of directors and compensation committee.

The agreement also provides that the Company will cover reasonable business expenses, travel expenses, and medical insurance premiums in accordance with the Company’s policies, and will provide additional standard executive benefits, including annual leave and other statutory and discretionary leave entitlements. The agreement is subject to a six-month notice period for termination by either party following the initial term, or payment of six months’ salary in lieu of notice, except where termination is for cause as defined in the agreement. The Company may also terminate the agreement with immediate effect for certain specified grounds, including misconduct, breach of agreement, bankruptcy, or permanent incapacity. The officer is not entitled to any severance payments upon a sale of the Company, nor is the officer entitled to any compensation for loss of office upon termination for any reason.

The officer is subject to customary confidentiality, intellectual property assignment, and restrictive covenant provisions, including non-competition and non-solicitation covenants that apply during employment and for a period of one year following termination of employment.

2025 Equity Incentive Plan

Purposes of the 2025 Plan

The 2025 Plan is designed to promote the long-term success of APEX Global by encouraging employees, directors and consultants to focus on the Company’s performance, attracting and retaining talent and aligning participants’ interests with shareholders through increased share ownership. It permits grants of award types including incentive share options (“ISOs”), non-statutory share options (“NSOs”), restricted shares, restricted share units (“RSUs”) and share appreciation rights (“SARs”).

Administration

Unless otherwise determined by the board of directors of APEX Global, the 2025 Plan is administered by its compensation committee. The committee has broad powers to determine fair market value, select participants, set the number and terms of awards, interpret the 2025 Plan and accelerate vesting or exercisability, among other discretionary authorities.

Authorized Shares

Subject to the adjustment provisions contained in the 2025 Plan, a total of 5,000,000 Class A Ordinary Shares are reserved for issuance pursuant to the 2025 Plan. If restricted shares or shares issued upon the exercise of options under the 2025 Plan are forfeited or repurchased, then such shares shall again become available for awards under the 2025 Plan. If RSUs, options or SARs under the 2025 Plan are forfeited or terminated for any other reason before being exercised or settled, then the corresponding Class A Ordinary Shares shall again become available for awards under the 2025 Plan.

Share Options (ISOs and NSOs)

Share options may be granted under the 2025 Plan. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price of options granted under the 2025 Plan must be equal to at least 100% of the fair market value of a Class A Ordinary Share of APEX Global on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of APEX Global’s (or any of its parents’ or subsidiaries’) outstanding shares, the term of an incentive share option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a Class A Ordinary Share on the grant date of APEX Global. The administrator will determine the methods of payment of the exercise price of an option, which shall be cash or cash equivalents, or, if the administrator permits, by share surrender or other methods. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to termination of service for cause, the option will terminate upon such cessation of services. If such cessation is due to death or disability, the vested portion of the option will remain exercisable for twelve (12) months. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three (3) month following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2025 Plan, the administrator determines the terms of options. Until the Class A Ordinary Shares are issued (as evidenced by the appropriate entry in the Register of Members of APEX Global), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as otherwise provided in the 2025 Plan.

Restricted Shares

Each award will be evidenced by an award agreement. The award agreement sets the number of shares, period of restriction, purchase price (if any), vesting criteria and transfer restrictions. The Company may hold certificates until restrictions lapse. During the restriction period, restricted shares are subject to forfeiture if vesting conditions are not met; the administrator may waive any vesting conditions or shorten the restriction period. Restricted shares may be sold for any form of consideration (cash, property, promissory notes, past or future services) and may be issued in exchange for cancelled options or SARs. Holders of restricted shares have full voting rights and receive dividends during the restriction period; any dividend shares are subject to the same vesting and forfeiture conditions. Restricted shares generally cannot be transferred until vesting conditions are satisfied; restrictions are removed once vesting is achieved.

Restricted Share Units (RSUs)

RSUs may be granted under the 2025 Plan. Award agreements specify the number of units, vesting criteria, form of payout and such other terms and conditions. During the restriction period, RSUs are subject to forfeiture. The administrator may waive the forfeiture or shorten the period. Payment of vested RSUs occurs at the time and in the manner specified in the award agreement. RSUs may be settled in cash equal to the market value of the underlying shares, in shares or a combination. Participants have no voting or dividend rights until shares are actually issued.

Share Appreciation Rights (SARs)

SARs may be granted under the 2025 Plan. SARs allow the recipient to receive the appreciation in the fair market value of APEX Global Class A Ordinary Shares between the exercise date and the date of grant. The exercise price may not be less than the fair market value of a share on the grant date, and no SAR may be exercised after the tenth anniversary of the grant date. Payment upon exercise may be made in cash, shares or a combination, as the administrator decides.

Adjustments, Corporate Transactions and Change-in-Control

The administrator may adjust the number and type of shares and other terms of outstanding awards to reflect dividends, share splits or similar events. In a dissolution or liquidation, awards terminate immediately before the transaction. Upon a change in control, the administrator may (i) accelerate vesting; (ii) have awards assumed by the acquirer; (iii) substitute with awards of the surviving entity; (iv) make awards fully exercisable and require exercise before the closing; or (v) cancel options and SARs in exchange for cash equal to the excess of fair market value over exercise price and cancel RSUs for cash equal to fair market value of the underlying shares.

Non-Transferability of Awards

Awards granted under the 2025 Plan are generally non-transferable and may be exercised during the participant’s lifetime only by the participant. Any shares issued pursuant to an award will be registered in the participant’s name and remain subject to the terms of the applicable award agreement. Limited exceptions permit transfers, upon notice to the administrator, to certain family members (as defined under SEC Rule 701) by gift, to a trust established solely for tax planning purposes, or pursuant to a qualified domestic relations order.

Forfeiture and Clawback

Awards granted under the 2025 Plan, and any proceeds received in respect of such awards, are subject to the Company’s clawback policy, as may be adopted or amended from time to time, in order to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, applicable stock exchange listing standards, and other applicable laws and regulations. The clawback may include, where permitted by law, the recoupment of compensation through future deductions from salary, bonuses or other compensation. Acceptance of an award constitutes the participant’s agreement to these clawback provisions as a condition of the award.

Amendment or Termination

The 2025 Plan became effective as of August 13, 2025. The 2025 Plan will expire on, and no award may be granted pursuant to the 2025 Plan after, the tenth (10th) anniversary of August 13, 2025. Any awards that are outstanding on the tenth (10th) anniversary of August 13, 2025 shall remain in force according to the terms of the 2025 Plan and the applicable award agreement.

6.D. Employees

As of December 31, 2025, 2024, and 2023, we had 121, 140, and 149 employees, respectively. As of May 8, 2026, we had 106 employees, comprising 104 full-time and 2 part-time employees, all based in Singapore. The following table sets forth the breakdown of our employees by function.

Function	Number of Employees	Percentage
General Management Office	3	3%
Finance	2	2%
Procurement	1	1%
Commercial/Costing	2	2%
Administration and Human Resources	2	2%
Consultant	1	1%
Operations	13	12%
Technical/Maintenance	10	9%
Logistics	5	5%
Quality Control	1	1%
General Workers	15	14%
Skilled Workers	49	46%
Flexible Hour Workers (Part-Time Employees)	2	2%
Total	106	100%

We enter into standard employment contracts with our employees which contain standard confidentiality provisions. We believe that we have good relationships with our employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

6.F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares of each class (Class A Ordinary Shares or Class B Ordinary Shares). The following table assumes that the underwriters have not exercised the over-allotment option.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o APEX Global Solutions Limited, 1 Tuas View Place, #03-14, Westlink One, Singapore 637433.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of Total Voting	Percent of Total Voting
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Shares Prior to Offering(4)	Shares After Offering(4)(5)
Directors and Executive Officers:
Goh Kwang Yong, Chairman and Chief Executive Officer(6)	10,000,000	3,750,000	47.1%	100%	88.3%	86.1%
Wan Hwee Chein, Director and Chief Operating Officer(6)	10,000,000	3,750,000	47.1%	100%	88.3%	86.1%
Foo Ling Han, Chief Financial Officer	-	-	*	*	*	*
Lok Tze Kong, Director	-	-	*	*	*	*
Yang Pik Wei, Director	-	-	*	*	*	*
Yap Jin Yuan, Director	-	-	*	*	*	*
All directors and executive officers as a group	10,000,000	3,750,000	47.1%	100%	88.3%	86.1%

Other Principal Shareholders:
Triggen Holdings Limited(7)	2,207,500	-	10.4%	*	2.3%	1.0%
Jeneric Holdings(6)	10,000,000	3,750,000	47.1%	100%	88.3%	86.1%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 21,250,000 Class A Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

(3)	Based on 3,750,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Holders of Class B Ordinary Shares are entitled to twenty (20) votes per share. Pursuant to our Memorandum and Articles of Association, Class B Ordinary Shares are convertible into Class A Ordinary Shares at the option of the holder on a 1:1 basis.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class on all matters.

(5)	Based on 23,750,000 Class A Ordinary Shares expected to be outstanding upon completion of our planned initial public offering, assuming the underwriters do not exercise their over-allotment option, and 3,750,000 Class B Ordinary Shares issued and outstanding.

(6)	Represents 10,000,000 Class A and 3,750,000 Class B Ordinary Shares held by Jeneric Holdings Pte. Ltd. Goh Kwang Yong is the sole director and the controlling shareholder of Jeneric Holdings, and has voting and dispositive power over the securities held by Jeneric Holdings. Mr. Goh disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Wan Hwee Chein and Mr. Goh are spouses.

(7)	The registered address of Triggen Holdings Limited is Asia Leading Chambers, Road Town, Tortola VG1110, British Virgin Islands. Ang Yaw Chung is the sole director and owner of Triggen Holdings Limited, exercises voting and dispositive power over the securities it holds, and is deemed the beneficial owner of such securities. Its percent of total voting shares after our planned initial public offering reflects its anticipated sale of 1,250,000 Class A Ordinary Shares in the offering as the Selling Shareholder. For more information, please see “—Selling Shareholder” below.

As of the date of this annual report, to our knowledge, none of our outstanding Ordinary Shares are held in the United States. Except for the Class B Ordinary Shares held by Jeneric Holdings Pte. Ltd., none of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2025 with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—6.B. Compensation.”

●	We occupy office space at no cost pursuant to an arrangement with Jebs Enterprise Pte. Ltd. The office space is located at 1 Tuas View Place, #03-14, Westlink One, Singapore 637433, which is our principal executive office.

●	In 2025, we seconded one office employee to PT Jeneric Jaya, an entity of which our director, Mr. Goh Kwang Yong, also serves as a director, to perform management functions. The total amount for the secondment in 2025 was S$48,000 (approximately $37,330), which includes salary, statutory contributions, and overhead allocations. The seconded employee remained on our payroll, and PT Jeneric Jaya reimbursed us for the related costs. This secondment arrangement is continuing as of the date of this annual report, and we estimate that the total amount payable by PT Jeneric Jaya in respect of the secondment for the year ending December 31, 2026 will be at a level comparable to that of 2025.

●	In 2025, we incurred rental expenses of S$720,958 (approximately $560,689) for equipment leased from Jebs Enterprise Pte. Ltd., an entity affiliated with Mr. Goh Kwang Yong. The lease is continuing as of the date of this annual report; from January 1, 2026 through May 1, 2026, we have incurred rental expenses of S$215,897 (approximately $169,770), of which S$76,152 remained outstanding as of May 1, 2026.

Our audit committee is responsible for reviewing and approving all transactions and arrangements between us or any subsidiaries and principal shareholders, directors, and officers. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings that we believe will have a material adverse effect on our business, financial condition or operating results.

Policy on Dividend Distributions

On July 31, 2023, our subsidiaries, Jeneric Engineering Pte. Ltd. and Jeneric International Pte. Ltd., approved the distribution of an interim dividend of S$1,000,000 (approximately $732,000) to Jeneric Holdings, their sole shareholder at the time. Such dividends were settled by offsetting against the amount due from Jeneric Holdings.

On January 1, 2025, our subsidiaries, Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd. and Jeneric Venture Pte. Ltd., approved the distribution of an interim dividend of S$2,592,688 (approximately US$1,897,848) to Jeneric Holdings, their sole shareholder at the time. Such dividends were settled by offsetting against the amount due from Jeneric Holdings.

However, as of the date of this annual report, APEX Global has not declared, or paid cash dividends on the Class A Ordinary Shares. We currently have no plan to declare or pay any dividends in the near future on the Class A Ordinary Shares, and intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

APEX Global’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under British Virgin Islands law, namely that it may only pay dividends if its directors are satisfied, on reasonable grounds, that our company will, immediately after the distribution, satisfy the solvency test, meaning that the value of our company’s assets exceeds its liabilities and that our company is able to pay its debts as they fall due. Even if the board of directors of APEX Global decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

APEX Global is a holding company, and it relies on dividends and other distributions on equity paid by its subsidiaries for APEX Global’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to APEX Global.

8.B. Significant Changes

Except as described above, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “APEX.” As of the date of this annual report, we have not completed our initial public offering and our Class A Ordinary Shares are not yet trading on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

See “Item 9. The Offer and Listing—9.A. Offer and Listing Details.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of our ordinary shares, are contained in Exhibit 2.1 to this annual report, which are incorporated herein by reference.

10.C. Material Contracts

All material contracts governing the business of our company are described elsewhere in this annual report or in the information incorporated by reference herein.

10.D. Exchange Controls

British Virgin Islands

Under the laws of the British Virgin Islands, there are currently no withholding taxes or exchange control regulations applicable to the Company or its shareholders. There are no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Ordinary Shares.

Singapore

There are currently no foreign exchange controls or restrictions on remittances of dividends, interest, or other payments to non-resident holders of our Ordinary Shares in Singapore. Singapore operates under a managed float exchange rate system regulated by the Monetary Authority of Singapore (MAS). Under Singapore’s one-tier corporate tax system, dividends payable by a Singapore resident company to its shareholders are exempt from Singapore income tax in the hands of the shareholders, and there is no withholding tax on dividend payments to both resident and non-resident shareholders.

10.E. Taxation

A description of material British Virgin Islands, Singapore and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares is contained in the section entitled “Taxation” of the Second Registration Statement, which is incorporated herein by reference.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this annual report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our report free of charge to shareholders upon request.

Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

10.I. Subsidiary Information

See “Item 4. Information on the Company—4.A. History and Development of the Company.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from changes in market rates and prices, including inflation risk, liquidity risk, credit risk, and interest rate risk.

Foreign Exchange Risk

Our financial statements are presented in Singapore Dollars. The U.S. Dollar balances included in the financial statements are translated from Singapore Dollars solely for the convenience of readers.

The majority of our transactions are currently denominated in Singapore Dollars, with a portion conducted in foreign currencies. As our business expands, we expect the volume of foreign currency–denominated transactions to increase. Any unfavorable shifts in exchange rates could reduce the purchasing power of our foreign revenue and limit our ability to allocate funds efficiently for business growth. Since Singapore operates under a managed float exchange rate system regulated by the Monetary Authority of Singapore (MAS), external factors such as global economic conditions, interest rate policies, and trade relations can still influence exchange rate movements.

To the extent that we need to convert U.S. Dollars into Singapore Dollars for our operations, an appreciation of the Singapore Dollar against the U.S. Dollar would have an adverse effect on the Singapore Dollars amount we receive from the conversion. Conversely, if we decide to convert Singapore Dollars into U.S. Dollars for the purpose of making payments for dividends on the Class A Ordinary Shares or for other business purposes, an appreciation of the U.S. Dollar against the Singapore Dollar would have a negative effect on the U.S. Dollars amounts available to us.

As of December 31, 2025, we had cash denominated in Singapore Dollars amounting to S$868,982 (approximately US$675,807). A 10% depreciation of Singapore Dollar against the U.S. Dollar, based on the foreign exchange rate on December 31, 2025, would result in a decrease of S$86,898 (approximately US$67,581) in cash and cash equivalents. Conversely, a 10% appreciation of Singapore Dollar against the U.S. Dollar would result in an increase of S$86,898 (approximately US$67,581) in cash and cash equivalents.

Inflation Risk

Inflation rates have been volatile in recent years. Inflation could cause a rise in the wages, materials and other expenses, which will in turn increase our cost of revenue. We cannot assure you that the volatility in inflation rates will not continue in the future and/or we will be able to transfer any increase in our cost of revenue resulting from inflation to our customers in a timely manner or at all. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. To manage liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. Our policy is to ensure that we have sufficient cash to meet our liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Credit Risk

Financial instruments that potentially expose us to concentration on credit risk consist primarily of cash equivalents, accounts receivable, other current assets, including deposits and other receivables, and amount due from related parties. We have designed our credit policies with the objective of minimizing our exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security. We periodically evaluate the creditworthiness of the existing clients in determining the allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest Rate Risk

As we have no significant interest-bearing assets, our income and operating cash flows are substantially independent of changes in market interest rates.

Our interest rate risk arises from bank borrowings. We manage interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2025 and 2024, bank borrowings amounting to S$1,936,917 (approximately US$1,506,340) and S$2,798,451, respectively, were at floating interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

We have not yet entered into an underwriting agreement in connection with our initial public offering of Class A Ordinary Shares. We anticipate entering into an underwriting agreement with US Tiger Securities, Inc., as representative of the underwriters, pursuant to which we will agree to sell 2,500,000 Class A Ordinary Shares to the underwriters (or up to 2,875,000 Class A Ordinary Shares if the underwriters exercise their over-allotment option in full), pursuant to our Second Registration Statement under the Securities Act.

As of the date of this annual report, the initial public offering has not yet closed.

There has been no material change in the expected use of the net proceeds from the initial public offering as described in our Second Registration Statement.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because our company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lok Tze Kong is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Lok is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, rules and regulations, corporate opportunities, discrimination and harassment, health and safety, recordkeeping, disclosure requirements under the federal securities laws, and reporting of violations of the code.

If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver to the extent required by the rules and regulations of the SEC. Any waiver for a director or an executive officer shall be disclosed as required by SEC and any applicable national exchange rules. If a waiver or amendment of the code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table represents aggregate fees billed to us by our principal accounting firm for fiscal years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Audit Fees	$123,000	$280,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$123,000	$280,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended December 31, 2025 and 2024, also include the fees related to audit activities conducted in connection with our initial public offering.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by our principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by our principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable laws of the British Virgin Islands and our memorandum and articles of association. In addition, upon completion of our planned initial public offering and the listing of our Class A Ordinary Shares on Nasdaq, we will be subject to Nasdaq’s corporate governance requirements.

As a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) will permit us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We currently do not intend to follow any British Virgin Islands corporate governance practices in lieu of Nasdaq corporate governance listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

On August 15, 2025, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have developed the following processes as part of our strategy for assessing, identifying, and managing material risks from cybersecurity threats.

We have integrated cybersecurity risk management into our risk management processes. This integration is intended to ensure that cybersecurity considerations are part of our decision-making processes. We continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Recognizing the complexity and evolving nature of cybersecurity threats, we plan to engage external experts, including consultants and auditors, in evaluating and testing our risk management systems.  These services will enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third-parties is expected to include annual audits, ongoing threat assessments, and regular consultations on security enhancements.

Because we are aware of the risks associated with third-party service providers, we implement processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight. Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included as the “F” pages attached to this annual report. All consolidated financial statements in this annual report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
2.1*	Description of Securities
4.1†	Form of Executive Service Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.2	Business Instalment Loan between Jeneric Offshore Pte. Ltd. and Standard Chartered Bank (Singapore) Limited dated June 8, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.3	Form of Tenancy Agreement between Westlite Dormitory (Woodlands) Pte. Ltd. and Jeneric Engineering Pte. Ltd. (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.4	Form of Tenancy Agreement between Westlite Juniper (Mandai) Pte. Ltd. and Jeneric Offshore Pte. Ltd. (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.5	Form of Tenancy Agreement between KT Mesdorm Pte. Ltd. and Jeneric Marine Pte. Ltd. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.6	Form of Tenancy Agreement between KT Mesdorm Pte. Ltd. and Jeneric Offshore Pte. Ltd. (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.7	Master Equipment Lease Agreement by and among Jebs Enterprise Pte. Ltd., Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Marine Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd., and Jeneric Venture Pte. Ltd. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.8	Form of Equipment Lease Agreement by and between Jebs Enterprise Pte. Ltd., and each of Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Marine Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd., and Jeneric Venture Pte. Ltd. (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.9+	Share Swap Agreement by and among Jeneric Holdings Pte. Ltd., APEX Global Solutions Limited and Ascendo Global Limited, dated May 20, 2025 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.10	APEX Global Solutions Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Amendment No. 1 to Form F-1, filed with the SEC on September 8, 2025).
4.11	Form of Share Option Agreement for APEX Global Solutions Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
4.12	Form of Restricted Share Award Agreement for APEX Global Solutions Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).

4.13	Form of Restricted Share Unit Award Agreement for APEX Global Solutions Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
8.1	List of subsidiaries of the registrant (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
11.1	Code of Ethics and Business Conduct of the registrant (incorporated herein by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
11.2*	Insider Trading Policy of the registrant
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy of the registrant
99.1	Audit Committee Charter (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
99.2	Compensation Committee Charter (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
99.3	Nominating and Corporate Governance Committee Charter (incorporated herein by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on August 19, 2025).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

†	Executive compensation plan or arrangement

INDEX TO APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying balance sheets of APEX Global Solutions Limited and Subsidiaries (the Company) as of December 31, 2025, 2024 and 2023, and the related statements of operations and comprehensive income, statements of changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related note (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

PCAOB ID 6783

We have served as the Company’s auditor since 2025.

Singapore,

May 12, 2026

APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Assets
Current assets:
Cash and cash equivalents	880,447	1,132,117	2,045,509	1,776,304
Accounts receivable	1,366,270	1,756,809	3,579,302	1,824,235
Contract assets	1,809,619	2,326,886	1,298,248	1,370,367
Other current assets	95,884	123,292	208,844	132,056
Amount due from related parties	-	-	2,698,907	2,330,026
Income tax receivable	-	-	-	6,000
Total current assets	4,152,220	5,339,104	9,830,810	7,438,988

Non-current assets:
Plant and equipment, net	89,086	114,550	135,390	782,961
Right-of-use assets, net	431,247	554,516	220,751	1,001,840
Deferred offering costs	848,487	1,091,021	-	-
Other investments	123,506	158,809	152,217	124,505
Total non-current assets	1,492,326	1,918,896	508,358	1,909,306

Total assets	5,644,546	7,258,000	10,339,168	9,348,294

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	339,633	436,715	654,097	465,813
Accrued liabilities and other payables	343,581	441,791	760,714	463,714
Amount due to related parties	-	-	55,400	466,077
Amount due to director	-	-	-	688
Bank borrowings	1,583,017	2,035,512	3,203,738	2,423,078
Lease liabilities	293,563	377,477	141,950	348,995
Income tax payable	47,413	60,966	45,556	6,920
Total current liabilities	2,607,207	3,352,461	4,861,455	4,175,285

Non-current liabilities:
Bank borrowings	679,528	873,766	913,408	1,898,689
Lease liabilities	72,209	92,849	17,630	94,713
Deferred tax liabilities	-	-	17,583	17,583
Total long-term liabilities	751,737	966,615	948,621	2,010,985

Total liabilities	3,358,944	4,319,076	5,810,076	6,186,270

Shareholders’ equity
Ordinary shares, Class A, no par value, unlimited number of ordinary shares authorized, 21,250,000 ordinary shares issued and outstanding as of December 31, 2025, 2024 and 2023*	-	-	-	-
Ordinary shares, Class B, no par value, unlimited number of ordinary shares authorized, 3,750,000 ordinary shares issued and outstanding as of December 31, 2025, 2024 and 2023*	-	-	-	-
Share subscription receivable	-	-	(45,082)	(45,082)
Additional paid-in capital	1,556,676	2,001,641	2,001,641	2,001,641
Retained earnings	728,926	937,283	2,572,533	1,205,465
Total shareholders’ equity	2,285,602	2,938,924	4,529,092	3,162,024

Total liabilities and shareholders’ equity	5,644,546	7,258,000	10,339,168	9,348,294

*	Retrospective restated for effect of share reorganization (see Note 1)

See accompanying notes to audited consolidated financial statements.

APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Revenue	6,969,041	8,961,092	8,696,136	8,000,921

Cost of revenue	(3,469,007)	(4,460,598)	(4,364,099)	(4,954,702)

Gross profit	3,500,034	4,500,494	4,332,037	3,046,219

Operating expenses:
General and administrative expenses	(2,536,613)	(3,261,686)	(2,790,147)	(2,761,082)
Total operating expenses	(2,536,613)	(3,261,686)	(2,790,147)	(2,761,082)

Income from operations	963,421	1,238,808	1,541,890	285,137

Other income (expense):
Finance costs	(218,127)	(280,477)	(323,091)	(261,778)
Other interest expense	(10,240)	(13,167)	-	-
Other income	53,801	69,179	186,905	72,318
Total other (expense), net	(174,566)	(224,465)	(136,186)	(189,460)

Income before income taxes	788,855	1,014,343	1,405,704	95,677

Income tax expense	(4,945)	(6,358)	(38,636)	8,005

Net income	783,910	1,007,985	1,367,068	103,682

Weighted average number of ordinary shares outstanding
Basic and diluted*	25,000,000	25,000,000	25,000,000	25,000,000

Earnings per share attributable to ordinary shareholders
Basic and diluted*	0.031	0.040	0.055	0.004

*	Retrospective restated for effect of share reorganization (see Note 1)

See accompanying notes to audited consolidated financial statements.

APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A and Class B		Additional	Share		Total
	Shares outstanding*	Amount*	paid-in capital	subscription receivable	Retained earnings	shareholders’ equity
		S$	S$	S$	S$	S$

Balance as of January 1, 2023	25,000,000	-	1,501,641	(45,082)	2,101,783	3,558,342

Issuance of new shares	-	-	500,000	-	-	500,000

Dividends distribution	-	-	-	-	(1,000,000)	(1,000,000)

Net income for the year	-	-	-	-	103,682	103,682

Balance as of December 31, 2023	25,000,000	-	2,001,641	(45,082)	1,205,465	3,162,024

Net income for the year	-	-	-	-	1,367,068	1,367,068

Balance as of December 31, 2024	25,000,000	-	2,001,641	(45,082)	2,572,533	4,529,092

Dividends distribution	-	-	-	-	(2,592,688)	(2,592,688)

Share subscription received	-	-	-	45,082	-	45,082

Reclassification relates to prior period presentation of foreign currency translation within equity	-	-	-	-	(50,547)	(50,547)

Net income for the year	-	-	-	-	1,007,985	1,007,985

Balance as of December 31, 2025	25,000,000	-	2,001,641	-	937,283	2,938,924

Balance as of December 31, 2025 (US$)	25,000,000	-	1,556,676	-	728,926	2,285,602

*	Retrospective restated for effect of share reorganization (see Note 1)

See accompanying notes to audited consolidated financial statements.

APEX GLOBAL SOLUTIONS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Cash flows from operating activities:
Net income	783,910	1,007,985	1,367,068	103,682
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of plant and equipment	57,050	73,357	101,957	184,364
Amortization of right-of-use assets	289,694	372,501	392,633	336,911
Bad debts written-off	142,762	183,570	-	-
Decrease in deferred tax liabilities	(13,674)	(17,583)	-	-
Fair value gain on other investments	(5,127)	(6,592)	-	(1,500)
Gain on disposal of plant and equipment	-	-	(89,386)	(15,093)
Gain on disposal of right-of-use assets	-	-	(21,721)	(12,670)

Changes in operating assets and liabilities:
Accounts receivable	1,274,591	1,638,923	(592,723)	1,540,992
Contract assets	(799,972)	(1,028,638)	72,119	(939,196)
Other current assets	66,534	85,552	(76,788)	(10,623)
Income tax receivable	-	-	6,000	(6,000)
Accounts payable	(169,058)	(217,382)	130,045	(519,930)
Contract liabilities	-	-	-	(40,000)
Accrued liabilities and other payables	(248,026)	(318,923)	355,239	(478,865)
Income tax payable	11,984	15,410	38,636	3,773
Deferred tax liabilities	-	-	-	(8,613)
Operating lease liabilities	(312,611)	(401,968)	(281,777)	(218,537)
Net cash provided by (used in) operating activities	1,078,057	1,386,212	1,401,302	(81,305)

Cash flows from investing activities:
Purchase of plant and equipment	(40,842)	(52,517)	-	-
Purchase of other investments	-	-	(27,712)	-
Net cash used in investing activities	(40,842)	(52,517)	(27,712)	-

Cash flows from financing activities:
(Repayment of) Proceeds from of bank borrowings	(939,359)	(1,207,868)	(204,621)	492,410
Repayment of finance lease liabilities	(34,296)	(44,099)	(119,518)	(258,211)
Amount due from related parties	82,607	106,219	(368,881)	483,335
Amount due to related parties	(43,085)	(55,400)	(410,677)	(703,623)
Amount due to director	-	-	(688)	(2,779)
Deferred offering costs	(848,487)	(1,091,021)	-	-
Share subscription received	35,060	45,082	-	-
Net cash (used in) provided by financing activities	(1,747,560)	(2,247,087)	(1,104,385)	11,132

Net changes in cash and cash equivalents	(710,345)	(913,392)	269,205	(70,173)
Cash and cash equivalents at beginning of year*	1,590,792	2,045,509	1,776,304	1,846,477
Cash and cash equivalents at end of year	880,447	1,132,117	2,045,509	1,776,304

Supplementary cash flows information:
Cash paid for income taxes	6,634	8,531	-	2,835
Cash paid for interest	228,367	293,644	323,091	261,778

*	Retrospective restated for effect of share reorganization (see Note 1)

See accompanying notes to audited consolidated financial statements.

1. ORGANIZATION AND BUSINESS OVERVIEW

APEX Global Solutions Limited (“APEX”) was incorporated in the British Virgin Islands on July 5, 2024 as an exempted company with limited liability.

APEX, through its subsidiaries (collectively referred to as the “Company”), is primarily engaged in providing corrosion prevention services, including blasting (hydro and grit) and painting work, in the Marine and Oil & Gas industries in Singapore. The Company also offers specialized manpower solutions to support marine operations. With over 10 years of experience in delivering corrosion prevention services, the Company has established itself as a trusted partner in Singapore’s maritime sector. As a resident contractor at several major shipyards across Singapore, the Company has built a strong presence in the industry.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on May 22, 2025. On September 4, 2025, each record owner of the Company’s Class A Ordinary Shares and Class B Ordinary Shares voluntarily surrendered to the Company 50% of the shares then held of record by such holder. The surrendered shares were immediately retired by the Company, without the payment of any cash or other consideration to the surrendering shareholders. As a consequence of the surrender and retirement, the number of Class A Ordinary Shares issued and outstanding was reduced from 42,500,000 shares to 21,250,000 shares and the number of Class B Ordinary Shares issued and outstanding was reduced from 7,500,000 shares to 3,750,000 shares, while the Company’s authorized share capital remained unchanged.

Prior to the Reorganization, the group consisted of Jeneric Holdings Pte. Ltd. (“Jeneric Holdings”), a private company incorporated in Singapore on April 22, 2011, and eight wholly owned subsidiaries. Of these, six were considered operating subsidiaries (the “Operating Subsidiaries”), namely Jeneric Engineering Pte. Ltd., incorporated in Singapore on April 22, 2011, Jeneric International Pte. Ltd., incorporated in Singapore on January 5, 2009, Jeneric Marine Pte. Ltd., incorporated in Singapore on March 28, 2011, Jeneric Offshore Pte. Ltd., incorporated in Singapore on May 20, 2011, Jeneric Services Pte. Ltd., incorporated in Singapore on May 20, 2011, and Jeneric Venture Pte. Ltd., incorporated in Singapore on October 29, 2019. The remaining two subsidiaries - Jebs Enterprise Pte. Ltd. (“Jebs Enterprise”), incorporated in Singapore on June 29, 2011, and PT Jeneric Jaya (“PT Jeneric”), incorporated in Indonesia on November 23, 2013 - were not classified as Operating Subsidiaries, as Jebs Enterprise primarily provided equipment rental services to the Operating Subsidiaries, while PT Jeneric engaged in business activities that differed slightly from those of the Operating Subsidiaries.

As part of the Reorganization, the following steps were undertaken:

1.	Jeneric Holdings established a wholly owned intermediate holding company, Ascendo Global Limited (“Ascendo”), in the British Virgin Islands.

2.	Jeneric Holdings transferred ownership of the Operating Subsidiaries to Ascendo.

3.	The Company acquired Ascendo from Jeneric Holdings in exchange for newly issued shares of the Company, resulting in Ascendo and the Operating Subsidiaries becoming wholly owned subsidiaries of the Company.

Following the completion of the Reorganization, Jeneric Holdings is no longer part of the group. This reorganization is considered a transaction among entities under common control, as the same ultimate shareholders controlled the group both before and after the Reorganization. Accordingly, the consolidated financial statements have been prepared on a predecessor basis, as if the current structure (with the Company as the ultimate parent) had been in place throughout all periods presented and in accordance with ASC 805-50-45-5.

These consolidated financial statements reflect the financial position, results of operations, and cash flows of the Operating Subsidiaries (together, the “Group”) as the accounting predecessor to the Company. Jeneric Holdings has been excluded from these consolidated financial statements, as it is not part of the post-reorganization group and does not form part of the IPO issuer’s legal or reporting structure. All intercompany balances and transactions among the Group have been eliminated upon consolidation.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

Ascendo Global Limited	● British Virgin Islands company ● Incorporated on April 9, 2025 ● Issued and outstanding 2 ordinary share for SGD 2 ● Investment holding company	100% owned by APEX

Jeneric Engineering Pte. Ltd.	● Singaporean company ● Incorporated on April 22, 2011 ● Issued and outstanding 100,000 ordinary share for SGD 100,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

Jeneric International Pte. Ltd.	● Singaporean company ● Incorporated on January 5, 2009 ● Issued and outstanding 100,000 ordinary share for SGD 100,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

Jeneric Marine Pte. Ltd.	● Singaporean company ● Incorporated on March 28, 2011 ● Issued and outstanding 500,000 ordinary share for SGD 500,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

Jeneric Offshore Pte. Ltd.	● Singaporean company ● Incorporated on May 20, 2011 ● Issued and outstanding 200,000 ordinary share for SGD 200,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

Jeneric Services Pte. Ltd.	● Singaporean company ● Incorporated on May 20, 2011 ● Issued and outstanding 100,000 ordinary share for SGD 100,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

Jeneric Venture Pte. Ltd.	● Singaporean company ● Incorporated on October 29, 2019 ● Issued and outstanding 100,000 ordinary share for SGD 100,000 ● Provision of corrosion prevention services and specialized manpower solutions	100% owned by Ascendo

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

●	Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, the expected credit loss for accounts receivable and other current assets, including deposits and other receivables, as well as assumptions used in assessing right-of-use assets and impairment of long-lived assets. Actual results may differ from these estimates.

●	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Business combination

Merger accounting for business combinations involving entities under common control

The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling parties.

The net assets of the consolidating entities or businesses are consolidated using the existing book values from the controlling parties’ perspective. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control consolidation, to the extent of the continuation of the controlling parties’ interest.

The consolidated statement of operations and comprehensive income includes the results of each of the consolidating entities or businesses from the earliest date of presented or since the date when the consolidating entities or businesses first came under the common control, if this is a shorter period, regardless of the date of the common control consolidation.

●	Foreign currency translation and transaction

The accompanying financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company, its subsidiary in the British Virgin Islands and its subsidiaries in Singapore is SGD, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

●	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD 1.00 = USD 0.7777, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

●	Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. The carrying amounts are approximately fair value due to the short maturity of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Accounts receivable

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivable are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

●	Contract assets

Contract assets represent the Company’s right to consideration in exchange for goods or services that have been transferred to the customer, but for which invoicing has not yet occurred as of the reporting date. Contract assets are classified as current assets unless the Company expects to bill or collect the amounts beyond one year from the reporting date.

The Company evaluates its contract assets for collectability and includes them in the scope of the allowance for credit losses in accordance with ASC 326 (Financial Instruments – Credit Losses), applying the expected credit loss model.

●	Other current assets

Other current assets primarily consist of other receivables, Goods and Services Tax receivables, deposits and prepaid insurance. These other current assets are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machineries	10 years
Motor vehicles	5 to 10 years
Forklift	10 years

Expenditure on repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the balance sheet a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognizes interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to registration drafting and counsel, audit fees associated with the registration, underwriter accountable expenses, and other professional fees. As of December 31, 2025, the Company had not concluded its IPO hence professional fees are recorded as deferred offering costs. As of December 31, 2025, the accumulated deferred offering cost was S$1,091,021 (approximately US$848,487).

●	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e)management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Employee compensation – Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

●	Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with ASC 718 – Compensation—Stock Compensation.

The Company may grant equity awards to employees, directors, and consultants under its equity incentive plan, including share options, restricted shares, restricted share units (“RSUs”), and share appreciation rights (“SARs”).

Equity-classified awards are measured at grant-date fair value and recognized as compensation expense over the requisite service period, generally the vesting period, on a straight-line basis, unless the award contains performance conditions, in which case expense is recognized based on the probable outcome of such conditions.

Share options and SARs, if granted, are valued using an appropriate option pricing model (e.g., Black-Scholes), which requires the use of subjective assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividends. Restricted shares and RSUs are measured based on the fair value of the Company’s ordinary shares at the grant date.

The Company accounts for forfeitures as they occur.

For awards with performance conditions, compensation cost is recognized only when it is probable that the performance condition will be achieved. For awards with market conditions, grant-date fair value reflects such conditions and compensation expense is recognized regardless of whether the condition is ultimately satisfied.

The Company classifies share-based awards as equity or liability based on the terms of the award. Equity-classified awards are not remeasured after the grant date, while liability-classified awards are remeasured at fair value at each reporting date until settlement.

No share-based awards were granted during the years ended December 31, 2025, 2024 and 2023.

●	Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions exist as of the date the financial statements are issued, which result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Revenue recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. As discussed in Note 1, the Company primarily provides corrosion prevention services, including blasting (hydro and grit) and painting work, in the Marine and Oil & Gas industries in Singapore. The Company also offers specialized manpower solutions to support marine operations. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Identify the contract(s) with a client;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from corrosion prevention services

The Company provides corrosion prevention services, comprising blasting and painting services. Revenue from corrosion prevention services is recognised over time based on the stage of completion or to the extent of contract costs incurred where it is probable that those costs will be recoverable. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The contracts which the Company enters into with the clients are at a fixed price. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit a completion report to the customer when a job is completed, and after the Company received the certificate from customer, the Company will issue a tax invoice to the customer.

When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

Revenue from manpower supply

The Company provides manpower supply services to customers, including the provision of skilled labor, typically on a time-based (hourly) billing structure. Revenue is recognized over time as the services are rendered, as the customer simultaneously receives and consumes the benefits of the Company’s performance. Each hour worked represents a distinct and measurable unit of service delivered, with no significant future obligations remaining after performance of each labor hour.

The Company uses an input method based on actual hours worked to measure progress toward complete satisfaction of the performance obligation. Billing is based on agreed-upon hourly rates, and invoices are typically issued on a periodic basis (e.g. monthly), based on time sheets or other evidence of hours worked.

●	Cost of revenue

Cost of revenue mainly consists of direct payroll costs, diesel for equipment, rental costs and material costs. Direct payroll costs represent the portion of salaries and wages incurred in connection with corrosion prevention services provided. Diesel for equipment refers to diesel consumed in the course of providing services, supplied by third-party vendors. Rental costs include the rental of compressors and other blasting equipment from both related party and third-party vendors. Material costs represent raw materials used in the course of providing services.

●	Government grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities depends on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Income taxes

The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to under payment of income tax for the year ended December 31, 2025, 2024 and 2023. The Company had no uncertain tax positions for the year ended December 31, 2025, 2024 and 2023.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. In event the Company is in a loss position, diluted shares are not included as their effect would be anti-dilutive.

For periods prior to the Reorganization, the weighted average number of ordinary shares outstanding has been retrospectively adjusted to reflect the share structure of the Company as if the Reorganization had occurred at the beginning of the earliest period presented.

●	Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company has determined that it operates as a single operating and reportable segment. This conclusion is based on the manner in which the Company’s decision maker (“CDM”) evaluates financial performance and allocates resources on a consolidated basis, using a single measure of operating profit and a total expense amount. No disaggregated expense categories are regularly reviewed by the CDM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

The Company has a centralized management structure, with shared resources, strategies, and cost structures across its operations, which is fairly straight-forward. As such, the Company does not track discrete financial information by separate business units that would qualify as individual operating segments under ASC 280. Accordingly, for the fiscal years ended December 31, 2025, 2024 and 2023, the Company has determined that it has one operating and reportable segment.

In addition, the Company’s long-lived assets are substantially located in Singapore. As such, one reportable geographic segment is being presented.

●	Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, contract assets, deposits, other receivables and amount due from related parties. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$77,770) if the bank with which an individual/a company hold its eligible deposit fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit losses is based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

For contract assets, deposits, other receivables and amount due from related parties, the Company assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets.

●	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair value measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, other current assets, including deposits and other receivables, amount due from related parties, accounts payable, accrued liabilities and other payables and amount due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of bank borrowings approximates the carrying amount.

The Company’s non-marketable investments relates to keyman insurance policy, which is valued based on the annual net surrender value of the policy and is classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently issued accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. This ASU requires entities to disclose, in the notes to the financial statements, disaggregated information about certain expense categories, including purchases of inventory, employee compensation, depreciation, and amortization of intangible assets, as well as certain other expenses included within relevant income statement captions. The ASU also requires qualitative disclosures describing the nature of remaining expenses not separately disaggregated and disclosure of total selling expenses and an entity’s definition of selling expenses.

In January 2025, the FASB issued ASU No. 2025-01, which clarifies the effective date of ASU 2024-03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the guidance may be applied either prospectively or retrospectively. The Company plans to adopt this guidance effective January 1, 2027 and is currently evaluating the impact on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for estimating expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2026 and is currently evaluating the impact on its consolidated financial statements.

Except as described above, there are no recently issued accounting standards that are expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Third parties	1,096,564	1,410,009	2,962,502	1,590,955
Related parties	269,706	346,800	616,800	233,280
Accounts receivable	1,366,270	1,756,809	3,579,302	1,824,235

For the fiscal years ended December 31, 2025, 2024 and 2023, the Company did not record any allowance for expected credit losses. For the fiscal year ended December 31, 2025, the Company wrote off bad debts amounting to S$183,570 (approximately US$142,762), which were charged to the consolidated statements of operations. No bad debts were written off in the fiscal year ended December 31, 2024 and 2023.

The Company evaluates the collectability of accounts receivable on an ongoing basis in accordance with Accounting Standards Codification Topic 326, Financial Instruments—Credit Losses. The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecast economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Receivables from related parties are subject to the same credit risk assessment and expected credit loss methodology as those from third parties.

As of December 31, 2025, 2024 and 2023, the aging analysis of accounts receivable, based on past due date is as follows:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Days past due:
Not past due	371,131	477,216	1,055,606	531,946
< 30 days	20,763	26,698	497,670	491,723
31-60 days	389,499	500,835	1,165,805	89,815
61-90 days	-	-	7,630	155,386
> 90days	584,877	752,060	852,591	555,365
	1,366,270	1,756,809	3,579,302	1,824,235

While a significant portion of trade receivables as of December 31, 2025 are aged over 90 days, these balances primarily represent certified work billings to long-standing customers. Settlement periods for such receivables often exceed 90 days and are consistent with industry practices. These customers have established payment histories, and based on historical collection experience and the absence of disputes, management believes the balances are recoverable and that recognition of an expected credit loss is not required.

4. CONTRACT ASSETS

Contract assets consist of revenue recognized for performance obligations satisfied but not yet billed to customers, where the Company’s right to consideration is conditional upon factors other than the passage of time.

Contract assets consisted of the following:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Contract assets:
- Revenue recognized to date	1,809,619	2,326,886	1,298,248	1,370,367

As of December 31, 2025, 2024 and 2023, contract assets were S$2,326,886 (approximately US$1,809,619), S$1,298,248 and S$1,370,367, respectively. The increase was mainly due to a higher volume of work performed but not yet billed at year end. This reflects timing differences between work performed and billing, as certain projects require completion reports or customer approval before invoicing. Contract assets are reclassified to accounts receivable when the right to payment becomes unconditional.

The Company does not have contract liabilities during the fiscal years ended December 31, 2025, 2024 and 2023 due to there were no billings in advance of performance obligation under contracts to the customers.

Contract assets are subject to impairment assessment in accordance with Accounting Standards Codification Topic 326, Financial Instruments—Credit Losses. The Company also regularly monitors outstanding contract assets. Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue debts. Furthermore, the Company reviews the recoverable amount of each trade debt on an individual basis at the end of the reporting period to ensure that adequate loss allowance is made for irrecoverable amounts.

5. OTHER CURRENT ASSETS

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Other receivables	778	1,000	75,143	14,894
GST receivables	-	-	-	11,201
Deposits	87,681	112,745	128,775	98,468
Prepaid insurance	7,425	9,547	4,926	7,493
Other current assets	95,884	123,292	208,844	132,056

6. AMOUNT DUE FROM / TO RELATED PARTIES

Amount due from / to related parties consists of the following:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Due from related parties
- Jeneric Holdings Pte. Ltd. *	-	-	2,698,907	1,552,426
- Jebs Enterprise Pte. Ltd. *	-	-	-	777,600
	-	-	2,698,907	2,330,026

Due to related parties
- Jeneric Holdings Pte. Ltd. *	-	-	-	399,117
- Jebs Enterprise Pte. Ltd. *	-	-	55,400	66,960
	-	-	55,400	466,077

*	A company in which Mr. Goh Kwang Yong is a common director.

The amounts are unsecured, interest-free and repayable on demand.

The amount due from related parties is considered to have low risk of default.

7. PLANT AND EQUIPMENT, NET

Plant and equipment, net consisted of the following:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
At cost:
- Machineries	287,605	369,815	351,005	1,391,005
- Motor vehicles	314,626	404,559	370,852	370,852
- Forklift	34,530	44,400	44,400	44,400
	636,761	818,774	766,257	1,806,257
Less: Accumulated depreciation	(547,675)	(704,224)	(630,867)	(1,023,296)
Plant and equipment, net	89,086	114,550	135,390	782,961

Depreciation expense for the fiscal years ended December 31, 2025, 2024 and 2023 were S$73,357 (approximately US$57,050), S$101,957 and S$184,364, respectively.

As of December 31, 2025, the depreciation expense attributable to future periods is S$48,162 (approximately US$37,456) for 2026, S$32,866 (approximately US$25,560) for 2027 and S$8,622 (approximately US$6,705) for 2028.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability assessment is based on estimates of future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized to the extent the carrying value exceeds fair value.

As of December 31, 2025, 2024 and 2023, management determined that there were no indicators of impairment and no impairment losses were recognized.

8. RIGHT-OF-USE ASSETS, NET

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following table presents the lease-related assets and liabilities recorded on the consolidated balance sheet:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Assets
Finance lease right-of-use assets, net	76,906	98,889	119,969	736,472
Operating lease right-of-use assets, net	354,341	455,627	100,782	265,368
Right-of-use assets, net	431,247	554,516	220,751	1,001,840

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Liabilities
Current
Finance lease liabilities	11,431	14,699	46,305	119,362
Operating lease liabilities	282,132	362,778	95,645	229,633
	293,563	377,477	141,950	348,995

Non-current
Finance lease liabilities	-	-	12,493	58,954
Operating lease liabilities	72,209	92,849	5,137	35,759
	72,209	92,849	17,630	94,713
Lease liabilities	365,772	470,326	159,580	443,708

The following table summarize the lease expense for the fiscal years:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Finance lease cost
Interest on lease liabilities (per ASC 842)	3,325	4,275	5,113	13,362

Operating lease cost
Operating lease expense (per ASC 842)	292,546	376,168	294,819	235,134
Short-term lease expense (other than ASC 842)	345,517	444,281	369,766	254,178
Total lease expense	641,388	824,724	669,698	502,674

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
	S$	S$	S$

Weighted average discount rate	5.27%	5.37%	5.27%
Weighted average remaining lease term	1.05 years	0.88 year	0.96 year

Components of lease expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within operating expenses on the accompanying consolidated statement of operations and comprehensive income.

Estimate

Right-of-use assets are evaluated for impairment in accordance with the guidance for long-lived assets. As of December 31, 2025, 2024 and 2023, no impairment losses were recognized.

Lease commitment as of December 31, 2025

Future minimum lease payments under non-cancellable lease agreements as of December 31, 2025 were as follows:

Fiscal Years Ended December 31,	Operating and finance lease
	US$	S$

2026	306,454	394,052
2027	73,881	95,000
Less: Interest	(14,563)	(18,726)
Present value of lease liabilities	365,772	470,326

Representing:
Current	293,563	377,477
Non-current	72,209	92,849
	365,772	470,326

9. DEFERRED OFFERING COSTS

Deferred offering costs are presented as non-current assets in the consolidated balance sheets and consist of costs directly attributable to the Company’s proposed initial public offering.

As of December 31, 2025, 2024 and 2023, deferred offering costs amounted to S$1,091,021 (approximately US$848,487), S$ Nil and S$ Nil, respectively.

10. OTHER INVESTMENTS

Other investments consist of keyman life insurance policies and are measured at fair value through net income. The fair value of these policies is based on the cash surrender value provided by the respective insurers.

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
At fair value through net income:
- Keyman insurance policies	123,506	158,809	152,217	124,505

On March 25, 2021 and June 6, 2024, the Company purchased two life insurance policies for Mr. Goh Kwang Yong, the CEO of the Company. The policy owners and beneficiaries are Jeneric Engineering Pte. Ltd. and Jeneric International Pte. Ltd.

On February 14, 2025, the Company purchased a life insurance policy for a key member of management of Jeneric Engineering Pte. Ltd., with Jeneric Engineering Pte. Ltd. as both the policy owner and beneficiary.

The premiums paid on commencement date for the three policies were S$150,006 (approximately US$116,660), S$27,712 (approximately US$21,552) and S$19,736 (approximately US$15,349), respectively.

As of December 31, 2025, 2024 and 2023, the cash surrender value of the insurance contracts was S$158,809 (approximately US$123,506), S$126,005 and S$ Nil, respectively. For the fiscal year ended December 31, 2025, 2024 and 2023, a fair value gain on other investments amounting to S$6,592 (approximately US$5,127), S$ Nil and S$1,500, respectively, was recorded in the consolidated statements of operations and comprehensive income.

As of December 31, 2025, 2024 and 2023, a life insurance policy for Goh Kwang Yong amounting to S$127,255 (approximately US$98,966), S$124,505 and S$124,505, respectively, has been pledged to a bank as security for a banking facility (Note 13).

The Company classifies the fair value measurement of these insurance policies within Level 2 of the fair value hierarchy, as the valuation is based on observable inputs, specifically the cash surrender values provided by the insurance companies, and does not involve significant unobservable inputs.

11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Third parties	320,447	412,045	418,317	426,688
Related party	19,186	24,670	235,780	39,125
Accounts payable	339,633	436,715	654,097	465,813

12. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Accrued liabilities	166,741	214,402	341,635	297,635
Other payables	22,542	28,986	102,657	110,879
GST payables	154,298	198,403	316,422	55,200
Accrued liabilities and other payables	343,581	441,791	760,714	463,714

13. BANK BORROWINGS

Bank borrowings consisted of the following:

	Annual	As of December 31,
	interest rate	2025	2025	2024	2023
		US$	S$	S$	S$

Bank loans	2.0% - 10.0%	1,072,116	1,378,573	1,879,017	3,335,614
Invoice financing	-	1,190,429	1,530,705	2,238,129	986,153
Bank borrowings		2,262,545	2,909,278	4,117,146	4,321,767

Representing:
Within 12 months		1,583,017	2,035,512	3,203,738	2,423,078
Over 12 months		679,528	873,766	913,408	1,898,689
		2,262,545	2,909,278	4,117,146	4,321,767

As of December 31, 2025, 2024 and 2023, bank borrowings comprised term loans that bear annual interest rates ranging from 2.3% to 10.0% in 2025 and 2.0% to 10.0% in both 2024 and 2023, and are repayable over 3 to 7 years, as well as invoice financing obtained from financial institutions in Singapore.

Invoice financing facilities are short-term in nature, repayable on demand, and bear interest at rates determined by the respective financial institutions based on prevailing market conditions.

The Company’s bank borrowings currently are guaranteed by personal guarantees from directors, Goh Kwang Yong and Wan Hwee Chein (Fan Huijun), as well as a first legal assignment of a life insurance policy for Goh Kwang Yong (Note 10).

Interest related to the bank borrowings was S$276,202 (approximately US$214,802), S$317,978 and S$248,415 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s borrowing arrangements contain customary terms and conditions. Certain facilities are repayable on demand; however, management does not expect these facilities to be called within the next 12 months based on historical experience and ongoing relationships with the lenders.

The Company has reviewed the terms of its borrowing arrangements and was in compliance with all applicable conditions as of December 31, 2025, 2024 and 2023.

14. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of British Virgin Islands on July 5, 2024 with an unlimited number of authorized shares, consisting of Class A ordinary shares and Class B ordinary shares.

Holders of the Company’s ordinary shares are entitled to the following rights:

Voting Rights: Each Class A ordinary share of the Company entitles its holder to one (1) vote per share, and each Class B ordinary share entitles its holder to twenty (20) votes per share. Holders of Class A ordinary shares and holders of Class B ordinary shares shall vote together as a single class, on all matters that require shareholders’ approval.

Conversion Rights: Each Class B ordinary share is convertible into one Class A ordinary share on a 1:1 basis at any time at the option of the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividend Rights: Subject to limitations under British Virgin Islands, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company.

Other Matters: The holders of the Company’s ordinary share have no subscription and redemption privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable.

Share Capital

The Company is authorized to issue an unlimited number of Class A and Class B ordinary shares with no par value.

As of December 31, 2025, the Company had 21,250,000 Class A ordinary shares and 3,750,000 Class B ordinary shares issued and outstanding.

As of December 31, 2024 and 2023, the number of issued and outstanding shares has been retrospectively adjusted to reflect the share structure of the Company following the Reorganization and share surrender described above.

Dividends Distribution

On July 31, 2023, Jeneric Engineering Pte. Ltd. and Jeneric International Pte. Ltd. approved the total amount of the distribution of interim dividend of S$1 million to Jeneric Holdings Pte. Ltd. The dividends have been settled by offsetting against the amount due from Jeneric Holdings Pte. Ltd. (Note 6).

On January 1, 2025, Jeneric Engineering Pte. Ltd., Jeneric International Pte. Ltd., Jeneric Offshore Pte. Ltd., Jeneric Services Pte. Ltd. and Jeneric Venture Pte. Ltd. approved the total amount of the distribution of interim dividend of S$2,592,688 (approximately US$2,016,333) to Jeneric Holdings Pte. Ltd. The dividends have been settled by offsetting against the amount due from Jeneric Holdings Pte. Ltd. (Note 6). These dividends were declared prior to the corporate restructuring in connection with the Company’s initial public offering.

Share subscription receivable

This receivable arises in connection with the issuance of 1,125,000 Class A ordinary shares on May 8, 2025. The amount was received on October 30, 2025.

15. REVENUE

The following tables present the Company’s revenue disaggregated by business segment, based on management’s assessment of available data:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$
Disaggregation of revenue, of which revenue is recognized over time:
(i) Corrosion prevention services
- Third parties	5,886,935	7,569,673	7,727,329	7,248,430
- Related party	-	-	-	360,000
(ii) Manpower supply services
- Third parties	1,044,776	1,343,419	920,807	392,491
- Related party	37,330	48,000	48,000	-
Revenue	6,969,041	8,961,092	8,696,136	8,000,921

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Singapore	6,969,041	8,961,092	8,696,136	8,000,921

16. OTHER INCOME

Other income consisted of the following:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Fair value gain on other investments	5,127	6,592	-	1,500
Government grants	39,044	50,204	75,798	35,062
Gain on disposal of plant and equipment	-	-	89,386	15,093
Gain on disposal of right-of-use assets	-	-	21,721	12,670
Gain on foreign exchange	7,806	10,038	-	-
Miscellaneous income	1,824	2,345	-	7,993
Other income	53,801	69,179	186,905	72,318

17. INCOME TAXES

The provision for income taxes consisted of the following:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Current income tax
- Current year	17,366	22,330	38,636	6,920
- Under-provision in respect of prior years	1,253	1,611	-	(312)
- CIT rebate cash grant	-	-	-	(6,000)
	18,619	23,941	38,636	608
Deferred income tax
- Reversal of temporary differences	(13,674)	(17,583)	-	(8,613)
Income tax expense	4,945	6,358	38,636	(8,005)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

British Virgin Islands

The Company and its subsidiary, Ascendo Global Limited, are domiciled in the British Virgin Islands respectively. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The subsidiaries that are incorporated in Singapore is subject to Singapore Corporate Income Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the fiscal years ended December 31, 2025, 2024 and 2023 are as follows:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Income before income taxes	788,855	1,014,343	1,405,704	95,677
Statutory income tax rate	17%	17%	17%	17%
Income tax expense at statutory rate	134,105	172,438	238,970	16,265
Non-deductible expenses	16,485	21,197	16,301	21,668
Income not subject to tax	(872)	(1,121)	-	(13,478)
Utilization of deferred tax assets not recognized	(90,540)	(116,420)	(148,512)	(3,290)
Under-provision of income tax in prior years	1,253	1,611	-	(312)
Reversal of temporary differences	(13,674)	(17,583)	-	(8,613)
CIT rebate cash grant	-	-	-	(6,000)
Tax exemption and rebate	(44,203)	(56,838)	(84,118)	(14,173)
Deferred tax assets not recognized	-	-	-	22,277
Others	2,391	3,074	15,995	(22,349)
Income tax expense	4,945	6,358	38,636	(8,005)

The following table sets forth the significant components of the deferred tax liabilities of the Company as of December 31, 2025, 2024 and 2023:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Accelerated tax depreciation	-	-	17,583	17,583

Uncertain tax positions

The Company applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations.

Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement of estimates about changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Company is subject to income taxes in Singapore. Generally, the tax years from 2021 onwards remain open to examination by the Singapore tax authorities. There are currently no ongoing material tax examinations. The Company does not expect any material adjustments to its consolidated financial statements as a result of such examinations.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

18. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions

In the ordinary course of business, during the fiscal years ended December 31, 2025, 2024 and 2023, the Company was involved in the following transactions, either at cost or current market prices, and on the normal commercial terms among related parties.

Nature of transactions	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Revenue (1)
- Jebs Enterprise Pte. Ltd. *	-	-	-	360,000
- PT Jeneric Jaya*		48,000	48,000	-

Rental of equipment (2)
- Jebs Enterprise Pte. Ltd.*	560,689	720,958	1,103,884	1,080,969

Gain on disposal of plant and equipment / right-of-use assets (3)
- Jebs Enterprise Pte. Ltd.*	-	-	111,107	27,763

(1)

In 2023, the Company rented used blasting equipment related to corrosion prevention services to Jebs Enterprise amounting to S$360,000. These transactions were conducted on an ad-hoc basis based on the operational needs of Jebs Enterprise at the time. The equipment leased was part of the Company’s used plant and equipment and was not in active use by the Company during the relevant periods.

In 2025 and 2024, the Company seconded one office employee to PT Jeneric Jaya to perform management functions. The total amount for the secondment was S$48,000 (approximately US$37,330) in 2025 and S$48,000 in 2024. This amount includes salary, statutory contributions, and overhead allocations. The seconded employee remained on the Company’s payroll, and PT Jeneric Jaya reimbursed the Company for the related costs.

(2)

The Company has entered into a master equipment lease agreement with Jebs Enterprise Pte. Ltd.

The master equipment lease agreement with Jebs Enterprise Pte. Ltd. establishes the framework under which each of the Operating Subsidiaries acts as a lessee and leases various equipment from Jebs Enterprise Pte. Ltd. on an ongoing basis. Under the agreement, individual lease agreements are also required to be executed by and between Jebs Enterprise Pte. Ltd. and each operating subsidiary, specifying the particular equipment to be leased, the rental period, and the rental fees applicable to each transaction. The obligations of each operating subsidiary as a lessee under the agreement are several and not joint, meaning that each operating subsidiary is responsible only for its own obligations and not those of any other lessee. The agreement expressly provides that the lessees are not considered a partnership, association, or joint venture, and that each operating subsidiary should independently negotiate and enter into its individual lease arrangement with Jebs Enterprise Pte. Ltd. The agreement is governed by the laws of Singapore and includes an arbitration clause requiring that any disputes be resolved by arbitration administered by the Singapore International Arbitration Centre. The agreement remains in effect for as long as any individual lease agreement is outstanding.

The individual equipment lease agreements between Jebs Enterprise Pte. Ltd. and each operating subsidiary provide for the lease of specified equipment for an initial three-year term and shall automatically renew for an additional one-year term on the same terms and conditions unless either party provides written notice of its intention not to renew at least thirty (30) days prior to the expiry of the term. Rental fees are based on actual usage and agreed in writing before each rental period, with payment due within thirty (30) days of invoice. Title to the equipment remains with Jebs Enterprise Pte. Ltd., while risk of loss or damage passes to the lessee upon delivery and remains until return. Lessees must maintain and operate the equipment properly, are prohibited from transferring or encumbering it, and must return it at the end of the rental period or upon termination. The lease may be terminated by the lessee with 30 days’ written notice, by the lessor for uncured breach, or automatically in the event of a total loss of the equipment. These agreements are governed by Singapore law and require arbitration of disputes at the Singapore International Arbitration Centre.

(3)	During 2023 and 2024, the Company entered into a series of asset disposal transactions with Jebs Enterprise Pte. Ltd. involving the sale of used equipment. These transactions were conducted based on management’s assessment of fair market value, considering the condition, age, and usage of the equipment. The details are as follows:

(a)	On January 31, 2023, the Company sold four units of used blasting equipment to Jebs Enterprise for a total consideration of S$720,000, with an aggregate carrying amount of S$704,907.

(b)	On November 19, 2023, the Company sold one unit of used air-cooler dehumidifier for S$38,500, with a carrying amount of S$25,830.

(c)	On January 2, 2024, the Company sold three units of used high-pressure pumps for a total consideration of S$435,000, with an aggregate carrying amount of S$379,864.

(d)	On October 16, 2024, the Company sold two units of used high-pressure pumps for a total consideration of S$200,000, with an aggregate carrying amount of S$165,750.

(e)	On December 31, 2024, the Company sold two units of used high-pressure pumps for a total consideration of S$320,000, with an aggregate carrying amount of S$298,279.

The total gain on disposal recognized in 2024 was S$111,107. The equipment sold consisted of functional equipment that had been partially depreciated, and the gains from these disposals were recognized as other income in financial statements.

On September 1, 2024, the Company, through its related party, Jebs Enterprise Pte. Ltd., entered into a Property Lease Agreement. The leased property is used for operational purposes. The lease commenced on November 1, 2024, for a term of 2 years, ending on October 31, 2026.

However, the lease is provided rent-free by the related party, and as such, no lease liability or right-of-use asset is recognized in the Company’s financial statements. Accordingly, the Company does not have any externally leased office premises with rental obligations as of December 31, 2025, 2024 and 2023.

Related party balances

	As of December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Due from related parties
- Jeneric Holdings Pte. Ltd. *	-	-	2,698,907	1,552,426
- Jebs Enterprise Pte. Ltd. *	-	-	-	777,600
	-	-	2,698,907	2,330,026

Due to related parties
- Jeneric Holdings Pte. Ltd. *	-	-	-	399,117
- Jebs Enterprise Pte. Ltd. *	-	-	55,400	66,960
	-	-	55,400	466,077

The amounts due from and due to related parties represent business advances made for operational purposes. These balances are unsecured, interest-free, and repayable on demand without any formal agreement. The amount due from Jeneric Holdings Pte. Ltd. was settled through (i) a dividend declared in the amount of S$2,592,688 on January 1, 2025, and (ii) a cash payment of S$106,219 received on April 24, 2025. The amount due to Jebs Enterprise Pte. Ltd. has been settled on April 24, 2025.

* A company in which Mr. Goh Kwang Yong is a common director.

Key management personnel remuneration

The remuneration for key management personnel of the Company, representing the Company’s directors, is as follow:

	Fiscal Years Ended December 31,
	2025	2025	2024	2023
	US$	S$	S$	S$

Key management personnel remuneration	363,800	467,790	225,120	225,120

19. CONCENTRATION OF RISK

The Company is exposed to the following concentration of risk:

(a)	Major customers

For the fiscal year ended December 31, 2025, customer A, B and D accounted for 30%, 36% and 11% of the Company’s total revenue.

For the fiscal year ended December 31, 2024, customer A, B and C accounted for 29%, 20% and 12% of the Company’s total revenue.

For the fiscal year ended December 31, 2023, customer A and B accounted for 30% and 20% of the Company’s total revenue.

As of December 31, 2025, there were four customers, each of whom accounted for more than 10% of the Company’s total accounts receivable, contributing approximately 22%, 17%, 14% and 12%, respectively. As of December 31, 2024, there were two customers, each of whom accounted for more than 10% of the Company’s total accounts receivable, contributing approximately 30% and 16%, respectively. As of December 31, 2023, there were four customers, each of whom accounted for more than 10% of the Company’s total accounts receivable, contributing approximately 29%, 13%, 13% and 11%, respectively.

(b)	Major vendors

For the fiscal year ended December 31, 2025, vendor A and B accounted for 35% and 15% of the Company’s total purchases.

For the fiscal year ended December 31, 2024, vendor A and B accounted for 54% and 15% of the Company’s total purchases.

For the fiscal year ended December 31, 2023, vendor A and B accounted for 42% and 16% of the Company’s total purchases.

As of December 31, 2025, there were three vendors, each of whom accounted for more than 10% of the Company’s total accounts payable, contributing approximately 22%, 15% and 13%, respectively. As of December 31, 2024, there were three vendors, each of whom accounted for more than 10% of the Company’s total accounts payable, contributing approximately 36%, 15% and 12%, respectively. As of December 31, 2023, there were two vendors, each of whom accounted for more than 10% of the Company’s total accounts payable, contributing approximately 25% and 19%, respectively.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, other current assets, including deposits and other receivables, and amount due from related parties. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$77,770) if the bank with which an individual/a company hold its eligible deposit fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral. The Company also considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 90 days past due in making contractual payment.

As of December 31, 2025, 2024 and 2023, the Company’s accounts receivable were due from various customers and were not attributable to a single customer.

(d)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2025, 2024 and 2023, bank borrowings amounting to S$1,936,917 (approximately US$1,506,340), S$2,798,451 and S$791,961, respectively, were at floating interest rates.

(e)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy influence the Company’s business, financial condition, and results of operations.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impacts on the Company’s results of operations for 2026 will depend on global economic conditions, including ongoing geopolitical conflicts and resulting energy crises, which have led to increased fuel prices and are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year after year in 2026.

20. COMMITMENTS AND CONTINGENCIES

Contracted expenditure commitments

From time to time, the Company entered into various short-term lease agreements to worker dormitories. The Company’s contracted expenditures commitments as of December 31, 2025 but not provided in the consolidated financial statements are as follows:

	Contracted expenditure commitments
	US$	S$

Within 1 year	188,398	242,250

These lease arrangements generally have terms of less than twelve months and qualify for the short-term lease exemption under ASC 842; accordingly, no right-of-use assets or lease liabilities have been recognized.

Litigation

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2025, 2024 and 2023, the Company has no material contingencies.

21. OFF-BALANCE SHEET ARRANGEMENT

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

22. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events and transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements. Based on this evaluation, the Company determined that there were no subsequent events that require recognition or disclosure in these consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 12, 2026	APEX GLOBAL SOLUTIONS LIMITED

/s/ Goh Kwang Yong
	Name:	Goh Kwang Yong
	Title:	Chairman of the Board of Directors and Chief Executive Officer